As filed with the Securities and Exchange Commission on September 26, 2006

Registration No. 333-136683

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ACOLOGIX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	74-2990368
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3960 Point Eden Way

Hayward, CA 94545

(510) 512-7200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Yoshinari Kumagai

President and Chief Executive Officer

Acologix, Inc.

3960 Point Eden Way

Hayward, CA 94545

(510) 512-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mario M. Rosati, Esq.

Mark L. Reinstra, Esq.

Alexander D. Phillips, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 26, 2006

                     Shares

COMMON STOCK

Acologix, Inc. is offering                      shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock approved for listing on the Mothers Section of the Tokyo Stock Exchange under the symbol “            .”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Acologix
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                      shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             expects to deliver the shares to purchasers on                     ,         .

                    ,

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                      (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Acologix, Inc.

We are a biopharmaceutical company focused on the identification, development and commercialization of novel therapeutic compounds for the treatment of osteo-renal diseases, including diseases related to hard tissues, such as bone, teeth and cartilage, as well as the kidney and associated organs. We are developing new products with new mechanisms of action to address medical conditions and diseases in these areas. We believe that this focus and the significant internal expertise that we have developed in the osteo-renal field position us to identify unique product opportunities. Our most advanced product candidate is an intravenous formulation of TRK-820 for uremic pruritus, a severe systemic itch associated with end stage renal disease, or ESRD. A Phase III study assessing the efficacy and safety of TRK-820 in hemodialysis subjects with uremic pruritus is ongoing in Europe. In addition, a second Phase III study is planned to begin in the United States in 2007. We have recently completed two Phase II studies evaluating AC-100, or Dentonin, in the regeneration of hard tissues for repair of dental and periodontal defects. A formulation of AC-100 to improve the healing of orthopedic fractures is also under development.

Our strategy focuses on the identification, development and commercialization of innovative medicines that offer new solutions to the clinical problems in the osteo-renal field that are not adequately addressed by existing therapies. A key component of our strategy is our reliance on translational research to identify molecules with mechanisms of action responsible for observed biological or physiological actions. We believe that our biology-based approach is a powerful tool that enables us to identify potential product candidates efficiently. Moreover, by focusing on novel mechanisms of action to treat unmet medical needs, we believe that our product candidates will have distinct advantages over existing therapies. Most of our internal research and development resources are dedicated to preclinical and clinical development. We maintain a small and high-quality internal staff and coordinate external groups to cover all necessary functions to advance product development. This strategy enables a highly efficient use of human resources and capital, increasing productivity throughout our pipeline. We plan to commercialize our compounds both on our own and through selective collaboration arrangements with leading pharmaceutical and biotechnology companies.

Our Programs

We currently have six product development programs in various stages of clinical and preclinical development. One program is in Phase III, two programs are in Phase II and three preclinical programs are ongoing with multiple product opportunities for the future.

TRK-820. TRK-820 is a highly selective kappa-opioid receptor agonist, or a molecule that stimulates the kappa class of opioid receptors that are involved in the body’s itch sensation, in Phase III development to treat uremic pruritus, a severe systemic itch associated with ESRD. Uremic pruritus has been reported as a contributor to sleep disorders, socialization problems, depression and may also be associated with an increased risk of death for dialysis patients. There are currently no U.S. Food and Drug Administration, or FDA, approved therapies to address this condition. There were approximately 450,000 ESRD patients in the United States in 2003, with approximately 325,000 of these individuals receiving dialysis therapy, according to the U.S. Renal Data System.

Growth in the dialysis population has been estimated at 4% to 5% per annum in developed nations and 10% per annum or higher in the developing world, according to Grassmann et al, Nephrology, Dialysis and Transplantation (2005). Approximately 33% of patients with chronic kidney disease who receive dialysis treatment experience uremic pruritus, according to data from the Dialysis Outcomes and Practice Patterns Study, or DOPPS, group (American Society of Nephrology, or ASN, 2004). We licensed TRK-820 from Toray Industries, Inc., pursuant to an agreement entered into in June 2005. We maintain exclusive commercial rights in North America and will pay development milestones and royalties to Toray upon successful development and commercialization of TRK-820. A Phase III clinical study is planned to begin in the United States in 2007. In Europe, we are co-developing an intravenous formulation of TRK-820 with Toray where we share the costs of a Phase III clinical study that is currently ongoing. We are required to make milestone payments to Toray based on development success. We maintain an exclusive commercial option to intravenous formulations of TRK-820 for Europe and will pay royalties to Toray if Acologix pursues commercialization in Europe. If we elect not to pursue commercialization in Europe independently, we and Toray will share the proceeds generated from any third-party license agreement.

TRK-820 has been evaluated in various dosage forms and dose levels in more than 20 clinical trials that have enrolled more than 1,000 subjects, including dialysis patients with uremic pruritus. The intravenous formulation of TRK-820 has shown a positive trend toward reducing patient-reported itching intensity, as assessed using a Visual Analog Scale, or VAS, in two separate Phase II clinical studies, although neither study was large enough to demonstrate a statistically significant effect. When combined in retrospective analyses, these studies show a statistically significant improvement in patient-reported itching, as measured using a VAS. Importantly, other key clinical evaluation criteria by physicians and patients corroborate significant improvement in patients who receive TRK-820. The safety and efficacy of TRK-820 will need to be established in Phase III clinical studies in order to receive marketing approval from key regulatory agencies, including the FDA and the European Medicines Evaluation Agency, or EMEA. Following discussions with EMEA regarding the design for a Phase III study to support approval in Europe, a Phase III trial was initiated in 2005 in which patient enrollment is ongoing. In the United States, an end of Phase II meeting was held with the FDA in July 2006 where the clinical and preclinical content required for approval were discussed. We intend to submit the U.S. Phase III protocol for evaluation by the FDA under a Special Protocol Assessment, or SPA, in order to finalize the Phase III study design. Under an SPA procedure, a sponsor seeks the FDA’s agreement on the design and analysis of a clinical trial intended to form the primary basis of an effectiveness claim. We plan to initiate a Phase III clinical trial in the United States in 2007. Discussions regarding chemistry, manufacturing and controls, or CMC, related requirements are planned to be discussed in a separate meeting with the FDA in 2007. Additional clinical studies may be necessary to obtain market approval in the United States.

Toray recently completed a Phase III clinical study of an oral formulation of TRK-820 in Japan. This study demonstrated that TRK-820 provided a statistically significant reduction in itching intensity in uremic pruritus patients, as measured using a VAS. Toray is completing the full analysis of the results of this trial. The European Phase III trial and our planned Phase III study in the United States in uremic pruritus of dialysis patients will use an intravenous formulation of TRK-820 and a different dosing regimen and study protocol from Toray’s Japanese Phase III trial. The results obtained by Toray in its Japanese trial may not be indicative of the results from our current European or our planned U.S. Phase III trials.

AC-100. We are developing AC-100, or Dentonin, a synthetic peptide, for bone and dental tissue regeneration applications. In a Phase I study conducted in healthy volunteers, AC-100 was well tolerated with no significant reported adverse events at doses more than ten times those anticipated for our current products under development. Our first Phase II study of AC-100 for the treatment of dental defects was recently completed, where it was shown that the drug stimulated the formation of new human dentin, the hard tissue in a tooth, following a typical tooth restoration procedure, although the increase in dentin formation was not statistically significant. We are currently preparing the final clinical report. In a separate Phase II study in periodontal disease, AC-100 did not stimulate the formation of new bone at the dose evaluated. Preclinical studies suggest that an optimal dose of AC-100 may not have been used in this study. These data will guide future development of AC-100 for periodontal disease in conjunction with placement of dental implants. AC-100 was identified in academic research sponsored by us, and we have independently pursued the development of AC-100 following the assignment to us of the relevant patents. Approximately 160 million common dental restoration procedures, 57 million crown placements and 2.1 million periodontal surgeries are performed every year in the United States, according to the American Dental Association. We believe that a novel therapy to regenerate hard tissues such as bone and dental tissues would benefit many of the patients undergoing these procedures.

We are also developing AC-100 as a therapy to improve the healing of orthopedic bone fractures. A sustained release formulation is under development for this product application, and we anticipate initiating clinical trials following additional preclinical safety and efficacy studies. Approximately 50 million bone fractures occur worldwide each year, including approximately six million cases occurring in the United States, according to Knowledge Enterprises. These include traumatic fractures caused primarily by falls and automobile accidents as well as pathological fractures associated with osteoporosis. These fractures result in more than two million in-patient fracture repair and spine fusion procedures each year in the United States, according to the Orthopedic Network News.

AC-200. We are investigating AC-200, or Phosphatonin, a recombinant protein, in preclinical studies for the treatment of hyperphosphatemia, an elevated level of phosphate in the blood, which commonly occurs in patients with advanced renal failure. Patients with hyperphosphatemia have an increased risk of bone disease and cardiovascular events, including heart attack, stroke and death. In preclinical studies, AC-200 has shown rapid reduction of serum phosphate levels. We are currently evaluating alternative manufacturing systems for this molecule and plan to conduct additional preclinical safety and efficacy studies prior to submitting an Investigational New Drug Application, or IND, and initiating clinical studies. AC-200 was identified in academic research sponsored by us, and we licensed AC-200 from this institution. In June 2006, we entered into a development and license agreement with Toray for AC-200. Under this agreement, we have granted Toray an exclusive license for AC-200 in Japan. We will maintain primary development responsibility for the AC-200 program, and Toray will make research and development payments to us over the term of the agreement.

Interstitial Cystitis Program. We are conducting preclinical research on potential therapies for interstitial cystitis, a condition characterized by severe bladder pain and frequent urination. We have two approaches under investigation. One is Heparin Binding-Epidermal Growth Factor like Growth Factor, or HB-EGF. The other seeks to block or inhibit the activities of anti-proliferative factor, or APF. Academic research that we are now sponsoring will evaluate the therapeutic potential of these approaches in treating interstitial cystitis. There are an estimated one million people with interstitial cystitis in the United States, according to the National Institute of Diabetes and Digestive and Kidney Diseases.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the identification, development and commercialization of innovative therapeutics with novel mechanisms of action. The key elements of our strategy to achieve this objective are to:

•	Continue to build a focused development organization with significant expertise in osteo-renal and related disorders;

•	Continue to use biology-based translational research to build a pipeline of novel compounds with significant therapeutic potential;

•	Continue to operate a flexible and efficient business model to maximize productivity throughout our pipeline;

•	Build a commercialization organization focused on the renal market; and

•	Continue to partner with leading pharmaceutical and biotechnology companies.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this summary. These risks include the following:

•	We are an early stage company with a history of losses, and we expect to continue to incur net losses for at least the next several years;

•	We have limited sources of revenue and if we are unable to secure additional funding, we will have to reduce or discontinue operations;

•	We depend heavily on the success of our lead product candidate, TRK-820, which is still under development;

•	The success of TRK-820 depends heavily on our collaboration with Toray, which was established only recently;

•	If we or Toray are unable to further develop or commercialize TRK-820, or experience significant delays in doing so, our business will be materially harmed;

•	Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or comparable regulatory agencies in other jurisdictions;

•	Clinical trials of new drug candidates sufficient to obtain regulatory marketing approval are expensive, take years to complete and may not show that our drug candidates are safe and efficacious; and

•	Our product candidates may not achieve market acceptance even if we obtain regulatory approvals.

Corporate Information

We were incorporated in California in May 1992 and reincorporated in Delaware in February 2001. Our principal executive offices are located at 3960 Point Eden Way, Hayward, California 94545, and our telephone number is (510) 512-7200. Our website address is www.acologix.com. The information contained in, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Acologix,” “we,” “us,” “the Company” and “our” refer to Acologix, Inc.

Acologix, Dentonin and the Acologix logo are trademarks of Acologix, Inc. This prospectus also includes other trademarks of Acologix, Inc. and trademarks of other persons.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	shares

Use of proceeds

We intend to use the net proceeds of this offering to fund clinical trial activities, preclinical research and development activities, preparation of a sales and marketing organization to commercialize our first product candidate and for other general corporate purposes, including working capital, capital expenditures and general and administrative activities. We may also use a portion of the net proceeds to acquire complementary technologies or businesses or to obtain necessary human and organizational resources. See “Use of Proceeds.”

Proposed Tokyo Stock Exchange Mothers Section symbol	“ ”

The number of shares of common stock to be outstanding after this offering is based on 51,096,840 shares outstanding as of June 30, 2006, and excludes:

•	3,749,168 shares of common stock issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $0.54 per share; and

•	10,130,368 shares of common stock reserved for issuance under our equity incentive plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	the exercise of warrants that will expire upon completion of this offering to purchase 1,573,330 shares of preferred stock at $0.75 per share for aggregate proceeds of $1.2 million and subsequent conversion to common stock;

•	the filing of our amended and restated certificate of incorporation prior to the completion of this offering;

•	the automatic conversion of each outstanding share of our preferred stock into one share of common stock upon completion of this offering; and

•	that the underwriters do not exercise their over-allotment option.

SUMMARY FINANCIAL DATA

We present below our summary financial data. The statement of operations data for each of the three years in the period ended December 31, 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 2005 and 2006, and the actual balance sheet data as of June 30, 2006, have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$200	$—	$—	$—	$82

Operating expenses:
General and administrative	951	1,788	2,995	1,403	2,254
Research and development	1,737	4,048	12,884	3,573	6,291

Total operating expenses	2,688	5,836	15,879	4,976	8,545

Loss from operations	(2,488)	(5,836)	(15,879)	(4,976)	(8,463)
Interest income	9	350	830	378	967
Interest expense	(171)	(1,674)	(2)	(1)	—
Other income (expense), net	(5)	(35)	(20)	(25)	7

Net loss before cumulative effect of change in accounting principle	(2,655)	(7,195)	(15,071)	(4,624)	(7,489)
Cumulative effect of change in accounting principle	—	—	(2,116)	—	—

Net loss	(2,655)	(7,195)	(17,187)	(4,624)	(7,489)
Deemed dividend on preferred stock	—	(253)	—	—	—

Net loss attributable to common stockholders	$(2,655)	$(7,448)	$(17,187)	$(4,624)	$(7,489)

Net loss per share attributable to common stockholders:
Before cumulative effect of change in accounting principle			$(1.56)
Cumulative effect of change in accounting principle			(0.22)

Basic and diluted	$(0.32)	$(0.82)	$(1.78)	$(0.48)	$(0.77)

Pro forma basic and diluted(1)			$(0.40)		$(0.15)

Shares used in computing net loss per share:
Basic and diluted	8,393	9,100	9,640	9,628	9,747

Pro forma basic and diluted(1)			38,122		48,385

(1)	See Note 2 of the notes to our financial statements for a description of the method used to compute pro forma basic and diluted net loss per share attributable to common stockholders.

The following presents our summary balance sheet data as of June 30, 2006, on an actual basis and on a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of our preferred stock into shares of common stock, the exercise of warrants to purchase 1,573,330 shares of our preferred stock at $0.75 per share for aggregate proceeds of approximately $1.2 million and subsequent conversion to common stock and our receipt of net proceeds from our sale of                      shares of common stock at an assumed public offering price of $             per share, the mid-point of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2006
	Actual	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$42,010	$
Working capital	39,498
Total assets	43,961
Preferred stock warrant liability	3,671
Redeemable convertible preferred stock	75,600
Total stockholders’ equity (deficit)	(39,531)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are an early-stage company with a history of losses, and we expect to continue to incur net losses for at least the next several years.

We have incurred substantial net losses every year beginning with 2000, when we began operating as a drug development company. You must evaluate us in light of the risks and uncertainties that apply to an early stage biopharmaceutical company. Although we have been in existence since 1992, our operations prior to 2000 were limited to providing consulting services. We wound down our consulting business in 2000 and since that time have been engaged exclusively in developing biopharmaceutical product candidates. For the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, we had net losses of $2.7 million, $7.2 million, $17.2 million and $7.5 million, respectively. From our inception in 1992 through June 30, 2006, we had an accumulated deficit of approximately $40.1 million, and we expect losses to continue for at least the next several years. To date, we have generated revenues primarily through the consulting business we operated from 1992 to 2000, and we do not anticipate generating significant revenues from sales of our products, if any are approved, for at least several years, if ever. All of our product candidates are in clinical or preclinical development or earlier research stages, and none has been approved for commercial sale. We expect to increase our operating expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including TRK-820 and AC-100. In addition, we plan to advance our other product candidates into clinical trials, expand our research and development activities, and seek regulatory approvals and engage in commercialization activities in anticipation of potential regulatory approval of our product candidates. Our ability to generate product sales revenue and achieve profitability is dependent on our ability to complete the development of our product candidates, negotiate collaborations, obtain necessary regulatory approvals and manufacture and market our products. Because of the numerous risks and uncertainties associated with developing our product candidates and with their potential commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if ever. Even if we do generate meaningful revenues and achieve profitability, we may not be able to sustain profitability. Failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

We have limited sources of revenue and if we are unable to secure additional funding, we will have to reduce or discontinue operations.

As of June 30, 2006, we had approximately $42.0 million in cash, cash equivalents and short term investments. We had only $82,000 in revenues for the six months ended June 30, 2006 and have had no significant revenues before 2006 since we wound down our consulting business and began development activities in 2000. Since our inception in 1992, we have financed our operations primarily through the sale of equity, the proceeds of convertible notes, interest income earned on cash and cash equivalent and investment balances, and, until we wound our consulting business down in 2000, from revenues from consulting services. In order to fund our future needs, we may seek additional funding through public or private equity or debt financings, collaborative arrangements, lines of credit or other sources.

We used $7.6 million in operating activities for the six months ended June 30, 2006. We have not sold any products and do not expect to sell any products or derive royalty revenue from product sales for the next several years, if ever. In order to develop and bring our product candidates to market, we must commit substantial resources to costly and time-consuming research, preclinical testing and clinical trials. We may also need to raise additional capital in the future. Our future capital requirements will depend on many factors, including:

•	the scope, progress, number, costs and results of our research and development programs and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	our ability to establish and maintain collaborative arrangements that successfully develop products, and to obtain milestone, royalty and other payments from collaborators;

•	the emergence of competing technologies and other adverse market developments;

•	the costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities; and

•	the resources we devote to manufacturing, marketing and commercializing our products.

Additional funding may not be available to us on acceptable terms or at all. If we are unable to raise additional funds when needed, we may be required to delay, reduce or terminate some or all of our development programs and clinical trials. We may also be required to license product candidates or technologies to others that we would prefer to develop and commercialize ourselves.

We depend heavily on the success of our lead product candidate, TRK-820, which is still under development.

We have invested a significant portion of our time and financial resources beginning in the second half of 2005 in the development of TRK-820 for the potential treatment of uremic pruritus and expect to continue to do so. We anticipate that in the near term our ability to generate revenues will depend primarily on the successful development and commercialization of TRK-820 for uremic pruritus under our collaboration with Toray Industries, Inc. The commercial success of TRK-820 will depend on several factors, including the following:

•	our ability to work effectively with Toray under our collaboration agreement during our joint development of TRK-820 for uremic pruritus and, potentially, other indications;

•	commencement and successful completion in both the United States and Europe of pivotal Phase III clinical trials in uremic pruritus and possible other indications in the United States and Europe;

•	receipt of marketing approvals from the FDA and the EMEA;

•	if marketing approval is given, successful commercial launch of TRK-820;

•	obtaining necessary quantities of TRK-820 manufactured in bulk or finished form through a validated process; and

•	acceptance of TRK-820 in the medical community and by third-party payors.

If we and Toray are not successful in developing or commercializing TRK-820, or are significantly delayed in doing so, our business will be materially harmed.

The success of TRK-820 depends heavily on our collaboration with Toray, which was established only recently. If we or Toray are unable to further develop or commercialize TRK-820, or experience significant delays in doing so, our business will be materially harmed.

In June 2005, we entered into an agreement with Toray that has as its principal focus the development and commercialization of TRK-820 for therapeutic applications. TRK-820 in an injectable formulation as a potential treatment for uremic pruritus is currently being assessed in a Phase III clinical trial in Europe. We do not have a significant history of working with Toray, which conducted the early development work on TRK-820, and cannot predict the success of the collaboration. The collaboration involves a complex allocation of rights and responsibilities. In Europe, we share development costs and oversight responsibilities with Toray for injectable TRK-820 for uremic pruritus. We or a licensee of Toray will commercialize the injectable form in Europe if it is approved, and we have the option to develop and commercialize oral and topical TRK-820 products in Europe for all other indications, subject to an option Toray granted to a Japanese company to develop and commercialize topical and oral formulations of TRK-820 for dermatological conditions and diseases. In North America, we have responsibility for developing and commercializing TRK-820 products of all types. Toray has responsibility for manufacturing the required supplies of TRK-820 for development and commercialization activities under the collaboration. This agreement required us to issue equity to Toray and to pay technology access fees to Toray. In addition, the agreement provides for us to:

•	make milestone payments to Toray upon the achievement of specified clinical and regulatory milestones;

•	pay Toray for drug supply; and

•	make royalty payments on our sales of collaboration products.

The agreement also provides for us to receive royalty-based revenue from sales of collaboration products to the extent the products are commercialized in Europe by a licensee of Toray. Toray will have significant control over the conduct and timing of development efforts in Europe for injectable TRK-820 for uremic pruritus. Toray’s failure to devote sufficient financial and other resources to the European development plan may delay the clinical development of TRK-820, which may delay eventual commercialization of TRK-820 and any revenues we may receive from commercial sales.

With respect to control over decisions, major aspects of the collaboration’s activities in Europe are governed by a joint development committee with responsibility over development, regulatory and commercialization matters. We and Toray are equally represented on the committee, and committee decisions require a consensus, subject to a dispute resolution process in the event that consensus is not reached on a particular matter. Any dispute over the terms of, or decisions regarding, the collaboration or other adverse developments in our relationship with Toray may impair our ability to commercialize TRK-820 in a timely manner, or at all, and might accelerate our need for additional capital.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or comparable regulatory agencies in other jurisdictions. Clinical trials of new drug candidates sufficient to obtain regulatory marketing approval are expensive, take years to complete and may not show that our drug candidates are safe and efficacious.

We do not anticipate that any of our product candidates will be commercially available in the next several years, if at all. The preclinical development, clinical trials, manufacturing and marketing of our product candidates are all subject to extensive regulation by the FDA in the United States and by foreign regulatory authorities, such as the EMEA in Europe. We must obtain the approval of the relevant regulatory authorities before we may commence commercial sales of our product candidates in a given market. The regulatory approval process is lengthy, expensive and uncertain. Our product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. We cannot be certain that, even after expending substantial time and financial resources on clinical trials and the regulatory review process, we will obtain regulatory approval for any of our product candidates.

Securing regulatory approval for a product candidate requires the submission of extensive preclinical and clinical data, manufacturing data and supporting information to establish the product candidate’s safety and efficacy for each indication for which approval is sought. The generation of data supporting the approval process takes many years and requires the expenditure of substantial resources, particularly in connection with conducting extensive clinical trials.

TRK-820 has completed Phase IIa and Phase IIb clinical trials. In order for us to obtain FDA or EMEA approval for TRK-820, we will be required to demonstrate in a Phase III clinical trial and to a statistically significant degree that TRK-820 meets a defined endpoint. In the ongoing registration trial in Europe, that endpoint is the reduction in the study patients’ worst itching. In order for TRK-820 to be approved by the FDA, we will be required to show a statistically significant degree of efficacy of the compound in a second Phase III registration study. In addition to our ongoing Phase III efficacy study in Europe and our ongoing drug interaction study and study of potential drug effects on cardiac function, or QTc study, in the United States, as well as our planned Phase III efficacy study in the United States, additional clinical studies may be necessary to obtain market approval for TRK-820 in the United States.

We cannot be assured of successfully completing clinical testing within the time frame we have planned, or at all. We may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent us from receiving regulatory approval or commercializing our product candidates, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing or to abandon programs;

•	the results obtained in earlier stage testing may not be indicative of results in future trials;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory agencies;

•	our product candidates may fail to conform to a changing standard of care for the diseases in which we test them;

•	enrollment in our clinical trials for our product candidates may be slower than we anticipate, resulting in significant delays;

•	we may have difficulty obtaining an adequate or timely supply of useable drug product for our trials;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of our product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use, if approved.

Our clinical trials may be suspended, delayed or terminated at any time. Even short delays in the commencement and progress of our trials may lead to substantial delays in the regulatory approval process for our product candidates, which would impair our ability to generate revenue. Only two of our product candidates, TRK-820 and AC-100, have advanced to clinical trials, and we may be unable to advance additional product candidates into clinical trials. Ultimately, such clinical trials may not prove that our product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory agencies. For example, in our recently completed Phase II study in periodontal disease, AC-100 did not stimulate the formation of new bone at the dose evaluated. As a result, we must conduct additional studies to evaluate different doses, among other criteria. The historical failure rate for new drug candidates is high. Adverse or inconclusive clinical trial results concerning any of our product candidates could require us to conduct additional clinical trials, result in increased costs and significantly delay the filing for marketing approval for such product candidates with the FDA or result in a filing for a more narrowly defined, or different, indication, or in abandonment of development efforts entirely. Any failure to complete clinical trials or to prove that our products are safe and effective could materially and adversely affect our development and commercialization timelines and have a material adverse effect on our ability to generate revenue and obtain additional financing.

Any unforeseen delays or other difficulties in enrolling eligible patients in our clinical trials could delay the trials, increase our costs related to the trials and negatively affect the outcome of these trials.

We may experience difficulties in enrolling patients in our clinical trials, which could significantly increase the costs or affect the timing or outcome of these trials. Completion of clinical trials depends, among other things, on our ability to enroll a sufficient number of patients, which is a function of many factors, including:

•	the therapeutic endpoints chosen for evaluation;

•	the eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s therapeutic endpoints;

•	our ability to recruit clinical trial investigators and sites with the appropriate competencies and experience;

•	our ability to obtain and maintain patient consents; and

•	competition for patients by other clinical trial programs.

For example, the Phase III clinical study of TRK-820 in Europe under co-development by Toray and us has experienced slower than expected patient enrollment. Completion of this trial by a sufficient number of eligible patients will be required for us to adequately evaluate TRK-820. Consequently, we may need to expend significant additional funds and other resources to increase or accelerate patient enrollment, which may include adding additional clinical sites and dedicating additional personnel time to monitor and support these efforts.

Any future changes in regulatory policies and requirements may cause a delay in obtaining approval for our product candidates or result in the rejection of our applications for regulatory approval.

Regulatory policies and requirements are subject to frequent change, and approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. It may be time-consuming or expensive or not possible for us or our collaborators to comply with new standards that may be adopted. Changes in regulatory approval policies while we are developing a product candidate, and changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application, may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval.

Orphan drug exclusivity affords us limited protection, and if another party obtains orphan drug exclusivity for the drugs and indications we are targeting, we may be precluded from commercializing our product candidates in those indications.

Our collaboration partner, Toray, has obtained orphan drug designation in Europe for TRK-820 for the treatment of uremic pruritus, under which we will have marketing exclusivity for the use of TRK-820 for that indication for a period of ten years. We intend to seek orphan drug designation in the United States as well. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is defined by the FDA as a disease or condition that affects fewer than 200,000 individuals in the United States. The company that obtains the first FDA approval for a designated orphan drug indication receives marketing exclusivity for use of that drug for that indication for a period of seven years. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug. Orphan drug designation does not shorten the development or regulatory review time of a drug.

Orphan drug exclusivity may not prevent other market entrants. A different drug may be approved by the FDA for the same orphan indication. As a result, if our product is approved and receives orphan drug status, the FDA can still approve other drugs for use in treating the same indication covered by our product, which could create a more competitive market for us.

Moreover, due to the uncertainties associated with developing pharmaceutical products, we may not be the first to obtain marketing approval for any orphan drug indication. Even if we obtain orphan drug designation, if a competitor obtains regulatory approval for the same drug for the same indication before we do, we would be blocked from obtaining approval for that indication for seven years, unless our product is a new formulation of the drug that has shown superior safety or efficacy, or the competitor is unable to supply sufficient quantities.

Even if we obtain regulatory approval, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market drugs and our business would be seriously harmed.

Following initial regulatory approval of any drugs we may develop, we will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after our drug products become commercially available. This would include results from any post-marketing studies or pharmacovigilance required as a condition of approval. The manufacturer, manufacturing facilities and manufacturing processes we use to make any of our drug candidates will also be subject to periodic review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our contract manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-marketing information. If we and our contract manufacturers fail to comply with applicable regulatory requirements, or if previously unknown problems with our products or their manufacture emerge, a regulatory agency may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	limit, suspend or withdraw our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations;

•	close the facilities of our contract manufacturers; or

•	seize or detain products or require a product recall.

The FDA and foreign regulatory authorities impose significant restrictions on the indicated uses and marketing of pharmaceutical products, which could limit the potential revenues for our products.

FDA rules for pharmaceutical promotion require that a company not promote an unapproved drug or an approved drug for an unapproved use. In addition to FDA requirements, regulatory and law enforcement agencies, such as the Department of Health and Human Services’ Office of Inspector General, the U.S. Drug Enforcement Agency, the U.S. Department of Justice and the Federal Trade Commission, monitor and investigate pharmaceutical and medical device sales, marketing and other practices. For example, sales, marketing and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, as amended, and similar state laws. In recent years, actions by companies’ sales forces and marketing departments have been scrutinized intensely to ensure, among other things, that actions by such groups do not qualify as “kickbacks” to healthcare professionals. A “kickback” refers to the provision of any item of value to a healthcare professional or other person in exchange for purchasing, recommending, or referring an individual for an item or service reimbursable by a federal healthcare program. These kickbacks increase the expenses of the federal healthcare program and may result in civil penalties, criminal prosecutions and exclusion from participation in government programs, any of which would adversely affect our financial condition and business operations. In addition, even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could also harm our financial condition. Comparable laws also exist at the state level.

Our failure to obtain regulatory approvals in foreign jurisdictions would prevent us or our collaborators from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market products in the European Union and many other non-U.S. jurisdictions, we or our collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We or our collaborators may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional and costly clinical testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, including approval of delivery devices for our product candidates. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. Our failure to obtain these approvals could harm our business and result in decreased revenues from milestones or royalties in our collaboration agreements.

Our product candidates may not achieve market acceptance even if we obtain regulatory approvals.

Even if we or our collaborators receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including:

•	broad recognition of the clinical problems by clinicians;

•	establishment and demonstration of clinical efficacy and safety;

•	the extent and severity of side effects or other reactions;

•	convenience and ease of use of the product;

•	availability, relative cost and relative efficacy of alternative and competing products and treatments;

•	marketing and distribution support for our product candidates, including the efforts of our collaborators where they have marketing and distribution responsibility;

•	publicity concerning our products or competing products and treatments; and

•	third-party payor coverage and payment levels.

Physicians will not recommend therapies using our products until such time as clinical data or other factors demonstrate their safety and efficacy as compared to conventional drug and other treatments. Even if we establish the clinical safety and efficacy of therapies using our product candidates, physicians may elect not to recommend them for any number of other reasons, including:

•	physicians may not recognize how severely the patients suffer from the clinical problems that can be treated by our product candidates; and

•	physicians may prioritize the treatment of clinical problems other than the ones addressed by our products.

Our product candidates, if successfully developed, will compete with a number of drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others. Physicians, patients, third-party payors and the medical community may not accept or utilize any product candidates that we or our customers develop. If our product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable.

A key part of our business strategy is to establish collaborative relationships to commercialize and fund development of some or all of our product candidates. If we are unable to form collaborations or if any collaborator terminates or fails to perform its obligations under agreements with us, the development and commercialization of our drug candidates could be delayed or prevented.

Our business strategy depends significantly on our ability to establish collaborations with third parties for development and commercialization of products for the treatment of disease. We currently have a collaboration agreement with Toray for development and commercialization of TRK-820 for various indications and intend to seek additional collaboration partners for other product candidates.

The process of establishing collaborative relationships is difficult and time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory preclinical or clinical results, a change in business strategy, a change of control or other reasons. We may have little control over the resources committed by our collaborators to the relationship. If any collaborator fails to fulfill its responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated, or it may be necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. If we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

Because we have limited manufacturing experience, we depend on collaborators and contract manufacturers to manufacture our product candidates for us. If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.

We do not have any experience manufacturing our product candidates with our own personnel, nor do we have any manufacturing facilities at this time. We currently rely upon third-party manufacturers to manufacture all preclinical and clinical quantities of our product candidates. In the case of TRK-820, under our collaboration agreement, supply agreement and quality agreement with Toray, Toray is responsible for manufacturing, both during development and following commercialization, if regulatory approval is given. In the event Toray is unable to supply the quantities we need, we retain the right to use an alternate source, but only after giving Toray twelve months’ notice. This requirement could interfere with our ability to obtain sufficient supplies on a timely basis and could delay us in developing TRK-820 and generating revenues from any approved TRK-820 products.

In the case of our other product candidates, we currently rely on two contract manufacturers, one that manufactures our synthetic molecules and the other that manufactures protein molecules using genetic engineering techniques. We depend on our third-party manufacturers to perform their obligations in a timely manner and in accordance with applicable governmental regulations. While under our contracts with them we retain the freedom to engage other contract manufacturers, moving from one manufacturer to another is a time-consuming process and could delay our product development timelines. It may be difficult for us to find alternative manufacturers in the event that we need to obtain other sources of supply.

The time required to develop new manufacturing processes for our novel compounds to be used in clinical trials may lengthen the time needed to obtain regulatory approval for our product candidates and may delay commercialization. Our third-party manufacturers may encounter difficulties with meeting our requirements, including problems involving:

•	difficulty in scaling up production;

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and

•	lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies.

These third-party manufacturers may not be able to manufacture our product candidates at a cost or in quantities necessary to make them commercially viable. We also have no control over whether third-party manufacturers breach their agreements with us or whether they may terminate or decline to renew agreements with us. Furthermore, changes in manufacturing process or procedure, including a change in the location where a therapeutic product is manufactured or a change from one third-party manufacturer to another, may require prior governmental review and approval in accordance with the FDA’s current good manufacturing practices, or cGMPs, or similar foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies may implement new standards at any time, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.

If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor manufacturing performance on the part of our third-party manufacturers, we may not be able to complete development of, or market, our product candidates.

We depend on third parties for discoveries and intellectual property that provide the product candidates we take into development and for the conduct of our preclinical studies and clinical trials. Any failure of those parties to perform as expected or required could adversely affect our product development and commercialization plans.

We have used and intend to continue to use various types of collaborative arrangements with commercial and academic entities as vehicles for identifying compounds and molecules for our future product candidates. We believe this approach will enable us to build a robust pipeline while limiting the growth of our headcount. However, we may not be successful in our efforts to identify or discover additional product candidates.

We acquired rights to TRK-820 through our collaboration with Toray and acquired all the other compounds currently in our pipeline through sponsored research programs with academic institutions conducted at various times since 1993. We are currently sponsoring research at several academic institutions with the goal of acquiring rights to additional compounds with novel mechanisms of action for potential treatment of disease and intend to establish additional collaborative arrangements for this purpose.

Our current sponsored research arrangements and any other similar relationships we may establish may not proceed on the expected timetable, or our collaborators may not perform as expected or required under their agreements with us. The research performed under such collaborations and arrangements may not result in the discovery of appropriate compounds or molecules for development as therapeutic products. Failure to establish additional relationships from which we can acquire rights to potential product candidates, or failure of those relationships to yield product candidates that we can take into development, may delay or prevent our ability to commercialize products.

We also rely on third parties such as contract laboratories and clinical research organizations to conduct, supervise or monitor, some or all aspects of the preclinical studies and clinical trials for our product candidates, and we have limited ability to control many aspects of their activities. In addition, under our collaboration with

Toray for TRK-820, Toray has responsibility for the conduct of clinical trials of TRK-820 in uremic pruritus in Europe. Accordingly, we have less control over the timing and other aspects of those clinical trials than if we conducted them on our own. Third-party contractors may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. The failure of these third parties to perform their obligations could delay or prevent the development, approval and commercialization of our product candidates.

We do not have marketing and sales experience, which may require us to rely on others to market and sell our products and may make it more challenging for us to commercialize our product candidates.

We do not have marketing, sales or distribution experience or capability with respect to our therapeutic product candidates. Under our collaboration agreement with Toray for TRK-820, marketing, sales and distribution of approved products in Europe may be conducted by a third party selected by Toray. We intend to establish our own sales and marketing capability for any TRK-820 products that may be approved for sale in the United States, and we may enter into arrangements with third parties to market and sell any other therapeutic product candidates when we commercialize them. If TRK-820 proceeds to commercialization in the United States, it will take significant resources to develop the appropriate sales capabilities and there can be no assurance that we will be able to do this successfully. We may not be able to enter into additional marketing and sales arrangements with others on acceptable terms. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the efforts of others, which may not be successful. If we are unable to enter into third-party arrangements, we will need to develop a marketing and sales force, which may need to be substantial in size, in order to achieve commercial success for any approved product candidate. We may not successfully develop marketing and sales capabilities, have sufficient resources to do so or be able to sell our products profitably due to the cost of our internal sales and marketing efforts. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations that may be distributing products for the same indications as ours. Our failure to enter into successful marketing arrangements with third parties or our inability to conduct such activities ourselves would delay or hinder our ability to generate revenues and may prevent us from achieving profitability.

Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial and managerial resources and therefore must focus on research programs for the product candidates and indications that we believe are the most commercially promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates that ultimately do not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may forego opportunities altogether, or relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.

If we are unable to retain our management, scientific staff and scientific advisors or to attract additional qualified personnel, we may be unable to develop and commercialize our product candidates successfully and our business efforts will be seriously jeopardized.

Our success depends heavily on the skills, experience and performance of key members of our executive management team. In particular, the services of Yoshinari Kumagai, our President and Chief Executive Officer, and David M. Rosen, Ph.D., our Senior Vice President, Research and Development, are critical to our ability to execute our overall business strategy and our research and development plans. If we are not able to attract and retain senior management and key scientific personnel, we may not be able to successfully develop or commercialize our product candidates. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. We do not carry “key person” insurance covering members of senior management or key scientific personnel. If we fail to identify, attract and retain qualified personnel, we may be unable to sustain our operations or achieve our business objectives.

As we expand our operations, we may experience difficulties in managing our growth.

As the development of our product candidate advances, we will need to expand our development, regulatory, manufacturing and sales and marketing capabilities, or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations, including contract research organizations, manufacturers and others. Future growth will also require us to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth would place a strain on our administrative and operational infrastructure. Our ability to manage our operations and growth would require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy.

Our ability to protect our intellectual property rights will be critically important to the success of our business, and we may not be able to protect these rights in the United States or abroad.

Our success depends in part on our ability to:

•	obtain, maintain and enforce patents;

•	protect trade secrets;

•	operate without infringing the proprietary rights of others and defend ourselves from any allegation that we have done so; and

•	prevent others from infringing our proprietary rights.

The patent position of biopharmaceutical companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the U.S. Patent and Trademark Office nor the courts have a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology and pharmaceutical patents. The validity, enforceability and commercial value of these rights, therefore, is highly uncertain.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. However, the patent position of biopharmaceutical companies involves complex legal and factual questions, and, therefore, we cannot predict with certainty whether our patent applications will be allowed and issued or any resulting patents will be enforced. In addition, third parties may challenge, seek to invalidate or circumvent any of our patents, once they are issued. Thus, any patents that we own or license from third parties may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. Also, patent rights may not provide us with adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection for our technology or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information, and, in addition, the parties may breach such agreements. Also, our trade secrets may otherwise become known to, or be independently developed by, our competitors. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed.

We may face challenges from third parties regarding the validity of our patents and proprietary rights, or from third parties asserting that we are infringing their patents or proprietary rights. Intellectual property litigation would be costly, could deprive us of valuable rights and could delay or prevent the development of our product candidates.

Our patent estate includes, on a world-wide basis, 17 issued U.S. patents, 15 issued foreign patents, as well as 13 U.S. and 59 foreign pending patent applications as of June 30, 2006. However, our patents may not protect us against our competitors. The issuance of a patent is not conclusive as to its scope, validity or enforceability. The scope, validity or enforceability of our patents can be challenged in litigation. Such litigation can involve substantial costs and distraction.

Extensive litigation regarding patents and other intellectual property rights has been common in the biotechnology and pharmaceutical industries. The defense and prosecution of intellectual property suits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

•	enforce patents that we own or license;

•	protect trade secrets or know-how that we own or license; or

•	determine the enforceability, scope and validity of the proprietary rights of others.

Our involvement in any litigation, interference or other administrative proceedings could cause us to incur substantial expense and could significantly divert the efforts of our technical and management personnel. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is time consuming and could divert management’s attention and resources from operating our business. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations. An adverse determination in these proceedings or litigation could subject us to significant liabilities, require us to stop engaging in the infringing activity, allow our competitors to introduce or market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. Ultimately, we may be unable to sell some of our products or may have to cease certain business operations, which would have a material adverse effect on our revenue. Even if we are successful in defending against these proceedings or litigation, the proceedings or litigation itself could result in substantial costs.

Under our collaboration and license agreement with Toray relating to TRK-820, both parties have the initial right, but not an obligation, to prosecute and enforce their own patents at their own expense. However, if either party decides not to exercise their right, the other party will have the right, but not an obligation, to do so at its own expense. Similarly, under our collaboration and license agreement with University College London, or UCL, relating to AC-200, we have the initial right, but not an obligation, to prosecute and enforce any patents arising from the collaboration at our own expense. However, if we decide not to exercise that right, UCL will have the right, but not an obligation, to do so at its expense.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have used or disclosed intellectual property, trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs or be distracting to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize a product candidate.

We are aware that a number of pharmaceutical companies and biotechnology companies, including Pfizer Inc., Takeda Chemical Industry, Ltd. and Genzyme Corporation, as well as universities and research institutions, have filed patent applications regarding the same or similar compounds to that involved in our AC-200 program. We cannot determine with certainty at this time whether these patent applications will result in patents that will materially affect our ability to make, use or sell any products or limit our ability to obtain meaningful patent protection from our own patent applications. We do not expect to have resolved for many years the relative strength of our patent position versus these or other third parties.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

In an effort to protect our unpatented proprietary technology, processes and know-how, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to technology licenses that are important to our business and expect to enter into additional licenses in the future. We hold licenses from Toray and the University College London relating to technology and intellectual property that is critical to our ability to develop and commercialize our product candidates. These licenses impose various commercialization, milestone payment, royalty, insurance, indemnification and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would lose valuable rights under our collaboration agreement and our ability to continue to develop certain product candidates.

If our competitors are able to develop and market products that are more effective, safer or more affordable than ours, or obtain marketing approval before we do, our commercial opportunities may be limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase. Our product candidates may face competition from established biotechnology and pharmaceutical companies, including Stryker Corporation, Medtronic, Inc., Genzyme Corporation, Shire plc and Amgen Inc., which are developing products that may compete with ours. Stryker and Medtronic distribute medical device products, OP-1 and Infuse, respectively, which contain similar bone growth factors called bone morphogenetic proteins, or BMPs, and are mainly used for orthopedic surgeries. One of our formulations of AC-100 is being developed for orthopedic therapeutic uses. Although BMPs and AC-100 are different compounds and work on the hard tissues in different ways, any future orthopedic products with AC-100 may face competition from one or both of these BMP products. Genzyme Corporation, Shire plc and Nabi Biopharmaceuticals distribute their respective phosphate binder products, Renagel, Fosrenol and PhosLo, which are used to treat hyperphosphatemia in end-stage renal disease patients. We are developing AC-200 primarily to treat hyperphosphatemia in chronic kidney disease patients. Although the manner in which we believe AC-200 could reduce serum phosphate levels is quite different from the mechanism of phosphate binder products, AC-200 may face competition with these existing products as well as other phosphate binders currently under development. Many of our competitors or potential competitors have significantly greater financial resources and expertise in research and development, preclinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing, sales and marketing than we do.

We also face potential competition from academic institutions, government agencies and private and public research institutions engaged in the discovery and development of drugs and therapies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical companies. Competition may also arise from new alternative methods of treatment for, or new methods of preventing or reducing, diseases we intend our product candidates to treat.

Our competitors may succeed in developing products that are more effective, have fewer side effects and are safer or more affordable than our product candidates, which would render our product candidates less competitive or noncompetitive. These competitors also compete with us to recruit and retain qualified scientific and management personnel, establish clinical trial sites and patient registration for clinical trials, as well as to establish collaborations and sponsored research arrangements, acquire technologies and technology licenses complementary to our programs or advantageous to our business. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors that have already done so, may enjoy a significant competitive advantage. In addition, the health care industry is characterized by rapid technological change. New product introductions, technological advancements, or changes in the standard of care for our target diseases could make some or all of our products obsolete.

Our lead program may face a significant reform of U.S. Medicare upon, around or after its commercial launch, which could significantly limit the reimbursement for this product and cause our revenues from sales of this product to be substantially smaller than anticipated.

Because uremic pruritus, the current primary indication of our most advanced product candidate, TRK-820, is a condition suffered by many kidney dialysis patients, we expect that the drug will be reimbursed by Medicare in the United States. If TRK-820 is classified as a part of the “bundled” category treatments that are associated with current routine dialysis treatment, the reimbursement value by Medicare is likely to be low, which would severely impact potential revenues from this product. In the United States, there have been a number of other legislative and regulatory proposals, at both the federal and state government levels, to change the healthcare system in ways that could affect our ability to sell our products profitably, if approved. For example, the Medicare Prescription Drug and Modernization Act of 2003, or MMA, changed the way many drugs commonly used in the dialysis setting are reimbursed by Medicare. The MMA also created a Demonstration Project that is designed to evaluate alternative payment systems for dialysis care over the next several years. This review and other factors related to reimbursement by Medicare could result in significant changes in the reimbursement system for dialysis care in the United States. Our business could be harmed by the outcome of these activities, by the possible effect of this legislation on amounts that private payors will pay and by other healthcare reforms that may be enacted or adopted in the future.

If we fail to obtain an adequate level of reimbursement for our products from third-party payors, we may not be successful in generating favorable economic returns for our investment.

Many patients may be unable to pay for products that we may develop. Our profitability will depend, in part, on the extent to which government authorities, private health insurance providers and other payors, in both domestic and foreign markets, known as third-party payors, provide reimbursement for the cost of our therapeutic products under medical insurance coverage. In the United States, many patients will rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceutical products and services and the level of government reimbursement are subject to substantial governmental control. Inadequate coverage or reimbursement levels from third-party payors would reduce the market for our product candidates. Third-party payors continually attempt to contain or reduce health care costs and increasingly are challenging prices charged for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved therapeutic products. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. If third-party payors do not reimburse for our product candidates or if they provide only limited reimbursement, we may not be able to commercialize our product candidates or sell them at prices that will provide a sustainable and profitable revenue stream.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials in the amount of $3.0 million. Clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	diversion of management’s attention from managing our business.

Claims relating to any improper handling, storage or disposal of biological and hazardous materials by us could be expensive and time-consuming.

Our research and development activities involve the controlled storage, use and disposal of hazardous materials. We are subject to government regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. Further, we could be required to incur significant costs to comply with current or future environmental laws and regulations.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for business and market practices, including policies regarding expensing stock options, are subject to review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. In December 2004 the Financial Accounting Standards Board, or

FASB, issued SFS No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. We rely heavily on stock options to compensate existing employees and attract new employees. As a result of SFAS 123R, we may choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.

Our facilities are located near an earthquake fault, and an earthquake or other disaster or resource shortage could disrupt our operations.

Important documents and records, such as hard copies of our laboratory books and records for our product candidates, are located in our corporate headquarters at a single location in Hayward, California near active earthquake zones. In the event of a disaster, such as an earthquake, fire or flood, or localized extended outages of critical utilities or transportation systems, we do not have a formal business continuity or disaster recovery plan and could therefore experience a significant business interruption. We also do not currently maintain earthquake insurance. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and could result in additional expense.

Risks Related to this Offering

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering.

The price of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial offering price.

The market price for our common stock may decline below the initial public offering price and our stock price is likely to be volatile. We will negotiate with the underwriters to determine the price of the shares of common stock to be sold in the offering, but that price will not necessarily reflect the market price of the common stock following the offering. See section entitled “Underwriting” for more information regarding the factors that will be considered in determining the initial public offering price

The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, our operating results may fluctuate, which could cause our stock price to decrease.

The market price of our common stock may fluctuate for a number of reasons, including:

•	announcements regarding our product development programs and clinical trials or the progress of our collaborations;

•	actual or anticipated variations in our quarterly operating results;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	regulatory developments affecting us or our competitors with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	announcements of studies or reports relating to the effectiveness or safety of our products or those of our competitors;

•	new products or services we or our competitors introduce or announce;

•	our success in commercializing our product candidates and demand for our products, if any are commercialized;

•	changes in health care payment systems, including developments in price control legislation;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel or members of our board of directors;

•	sales of substantial amounts of our stock by existing stockholders, including officers or directors;

•	changes in estimates of our financial results or recommendations concerning our stock made by securities analysts or lack of analyst coverage; and

•	general economic, industry and market conditions.

If any of these factors causes an adverse effect on our business, results or operations or financial condition, the price of our common stock could decline.

In addition, stockholders have initiated class action lawsuits against some biotechnology and pharmaceutical companies following periods of volatility in the market prices of those companies’ stocks. If litigation of this type is brought against us, it could be extremely expensive and divert management’s attention and our resources. In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance. You may be unable to resell your shares of our common stock at or above the public offering price.

In general, decreases in our stock price would reduce the value of our stockholders’ investments and if substantial could limit our ability to raise necessary capital or make acquisitions of assets or businesses.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $             per share in the net tangible book value per share from the price you pay for our common stock at the initial public offering price of $            . If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution. Furthermore, purchasers of common stock in this offering will have contributed approximately       % of the total consideration invested by stockholders in us, but will own only approximately       % of our common stock to be outstanding following this offering and an equal percentage of voting power.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately                      shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Our directors, officers and security holders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the volume and other restrictions under Rules 144 and 701 under the

Securities Act, the                      remaining shares, or approximately         %, of our common stock outstanding after this offering will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus, subject to a potential extension of up to 34 additional days under certain circumstances.

Any future issuance of equity or debt securities by us may adversely affect the rights or value of our previously issued common stock.

If we raise additional capital through the sale of equity, or securities convertible into equity, further dilution to our then existing stockholders will result and new investors could have rights superior to the rights of holders of the shares of common stock issued in this offering. If we raise additional funds through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations. In addition, the terms of future financings may restrict our ability to raise additional capital, which would delay or prevent the further development or commercialization of our product candidates.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own approximately         % of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion over the use of proceeds from this offering, including for any purposes described in the “Use of Proceeds” section of this prospectus. You may not agree with management’s decisions, and our use of the proceeds may not yield any return on your investment in us. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could harm our business and financial condition.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors, or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•	the required approval of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws, or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent in lieu of a meeting; and

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors are willing to pay for shares of our common stock in the future and potentially result in the market price being lower than it would be without these provisions.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	our or our collaboration partners’ ability to advance product candidates into clinical trials;

•	our understanding of the intentions of our collaboration partners;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	our ability to maintain and establish corporate collaborations;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the timing or likelihood of regulatory filings and approvals;

•	our use of proceeds from this offering;

•	our financial performance; and

•	competitive companies, technologies and our industry.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $             million from our sale of the                      shares of common stock offered by us at an assumed public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $             million.

Our expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions. At the present time, we cannot predict with certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth below. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors including the progress and results of our clinical trials and other research and development activities, the establishment of collaborative relationships to commercialize and fund the development of some or all of our product candidates, the timing of regulatory submissions, competitive developments, opportunities for in-licensing arrangements or acquisitions and any unforeseen cash needs. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

•	$ million to fund our portion of the Phase III clinical trial in Europe substantially to its completion, as well as to fund the commencement of and ongoing activities for the TRK-820 Phase III clinical trial in North America;

•	$ million to fund ongoing development activities for our other research and development programs, including follow-up development of our AC-100 product candidate for dental and oral bone indications, preclinical safety and efficacy studies and development of sustained release formulations of AC-100 for orthopedic applications, preclinical pharmacology activities related to AC-200 and preclinical research on potential therapies for interstitial cystitis; and

•	$ million to fund sales and marketing efforts primarily relating to TRK-820, including the establishment of a sales organization in anticipation of a product launch in the United States.

We intend to use the remainder of our net proceeds for working capital, capital expenditures and other general corporate purposes, including funds to maintain our general and administrative activities to support our operations.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain necessary human and organizational resources and rights to complementary technologies. We are not currently in discussions and have no commitments with respect to any such acquisitions or investments. Pending the uses described above, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities. We have implemented and maintain a prescribed investment policy in regards to our cash investments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock and (ii) the exercise of warrants to purchase 1,573,330 shares of our preferred stock at $0.75 per share for aggregate proceeds of approximately $1.2 million and subsequent conversion to common stock; and

•	on a pro forma as adjusted basis to reflect (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock, (ii) the exercise of warrants to purchase 1,573,330 shares of our preferred stock at $0.75 per share for aggregate proceeds of approximately $1.2 million and subsequent conversion to common stock and (iii) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $ per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Preferred stock warrant liability	$3,671	$—		$—
Redeemable convertible preferred stock, $0.001 par value; 57,200,000 shares authorized, 39,488,270 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	75,600	—		—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 80,000,000 shares authorized, 10,035,240 shares issued and outstanding, actual; 80,000,000 shares authorized, 51,096,840 shares issued and outstanding, pro forma; 115,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	10	51
Additional paid-in capital	1,049	81,459
Deferred stock compensation	(518)	(518)
Other comprehensive loss	(17)	(17)
Accumulated deficit	(40,055)	(40,055)

Total stockholders’ equity (deficit)	(39,531)	40,920

Total capitalization	$39,740	$40,920	$

The number of pro forma and pro forma as adjusted shown as issued and outstanding in the table is based on 51,096,840 shares of our common stock outstanding as of June 30, 2006, assuming the exercise of warrants to purchase 1,573,330 shares of our common stock described above, and excludes:

•	3,749,168 shares of common stock issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $0.54 per share; and

•	10,130,368 shares of common stock reserved for issuance under our equity incentive plans.

DILUTION

Our historical net tangible book value (deficit) as of June 30, 2006 was approximately $(39.5) million, or $(3.94) per share, based on 10,035,240 shares of common stock outstanding. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities and shares of redeemable convertible preferred stock by the actual number of our outstanding shares of common stock. Our pro forma net tangible book value as of June 30, 2006 was approximately $40.9 million, or $0.80 per share, based on 51,096,840 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into 39,488,270 shares of common stock, the exercise of warrants to purchase 1,573,330 shares of preferred stock at $0.75 per share for aggregate proceeds of approximately $1.2 million and subsequent conversion to common stock and the reclassification of the convertible preferred stock warrants from liabilities to stockholders’ equity (deficit). Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the issuance and sale of              shares of common stock in this offering at an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2006 would have been $             million or $             per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $             per share and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing our common stock in the offering at an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the overallotment option granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2006	$(3.94)
Increase per share due to assumed conversion of all shares of preferred stock and exercise of warrants	4.74

Pro forma net tangible book value per share as of June 30, 2006	0.80
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share after the offering

Dilution of net tangible book value per share to new investors		$

The following table sets forth, as of June 30, 2006, on the pro forma basis discussed above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The table reflects an initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except share and per share data)
Existing stockholders	51,096,840%		$79,905%			$1.56
New investors

Total		100.0%		$100.0%	$

The above discussion and tables are based on 51,096,840 shares of our common stock outstanding as of June 30, 2006, assuming the exercise of warrants to purchase 1,573,330 shares of our preferred stock and subsequent conversion to common stock described above, and exclude:

•	3,749,168 shares of common stock issuable upon exercise of options outstanding as of June 30, 2006 at a weighted average exercise price of $0.54 per share; and

•	10,130,368 shares of common stock reserved for issuance under our equity incentive plans.

If all of the outstanding options to purchase shares of common stock were exercised, then our existing stockholders, including the holders of these options, would own         % and our new investors would own         % of the total number of shares of our common stock outstanding upon completion of this offering.

SELECTED FINANCIAL DATA

We present below our selected financial data. The statement of operations data for each of the three years in the period ended December 31, 2005, and the balance sheet data as of December 31, 2004 and 2005, have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2002, and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the year ended December 31, 2001, and the balance sheet data as of December 31, 2001 have been derived from our unaudited financial data that are not included in this prospectus. The statement of operations data for the six months ended June 30, 2005 and 2006, and the balance sheet data as of June 30, 2006, have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Years Ended December 31,					Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$304	$—	$200	$—	$—	$—	$82

Operating expenses:
General and administrative	754	1,024	951	1,788	2,995	1,403	2,254
Research and development	1,301	3,253	1,737	4,048	12,884	3,573	6,291

Total operating expenses	2,055	4,277	2,688	5,836	15,879	4,976	8,545

Loss from operations	(1,751)	(4,277)	(2,488)	(5,836)	(15,879)	(4,976)	(8,463)
Interest income	184	35	9	350	830	378	967
Interest expense	—	(1)	(171)	(1,674)	(2)	(1)	—
Other income (expense), net	65	73	(5)	(35)	(20)	(25)	7

Net loss before cumulative effect of change in accounting principle	(1,502)	(4,170)	(2,655)	(7,195)	(15,071)	(4,624)	(7,489)
Cumulative effect of change in accounting principle	—	—	—	—	(2,116)	—	—

Net loss	(1,502)	(4,170)	(2,655)	(7,195)	(17,187)	(4,624)	(7,489)
Deemed dividend on preferred stock	—	—	—	(253)	—	—	—

Net loss attributable to common stockholders	$(1,502)	$(4,170)	$(2,655)	$(7,448)	$(17,187)	$(4,624)	$(7,489)

Net loss per share attributable to common stockholders:
Before cumulative effect of change in accounting principle					$(1.56)
Cumulative effect of change in accounting principle					(0.22)

Basic and diluted	$(0.18)	$(0.50)	$(0.32)	$(0.82)	$(1.78)	$(0.48)	$(0.77)

Weighted-average number of shares used in per share calculation:
Basic and diluted	8,249	8,351	8,393	9,100	9,640	9,628	9,747

Pro forma net loss per common share:
Basic and diluted (unaudited)(1)					$(0.40)		$(0.15)

Weighted-average number of shares used in pro forma net loss per common share:
Basic and diluted (unaudited)(1)					38,122		48,385

(1)	See Note 2 of the notes to our financial statements for a description of the method used to compute pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31,					As of June 30, 2006
	2001	2002	2003	2004	2005
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$4,766	$862	$5,334	$30,688	$43,840	$42,010
Working capital	4,596	673	5,334	29,987	40,094	39,498
Total assets	5,079	1,368	5,832	31,568	45,279	43,961
Preferred stock warrant liability	—	—	—	—	3,681	3,671
Redeemable convertible preferred stock	6,042	6,296	9,081	45,876	69,756	75,600
Total stockholders’ deficit	(1,236)	(5,372)	(8,017)	(15,176)	(32,267)	(39,531)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on the development and commercialization of innovative drugs targeting common disorders in the kidney, bone and related organs. Kidney and bone indications are characterized by significant unmet or underserved medical needs for which novel therapies can be commercialized efficiently.

TRK-820 is a small synthetic molecule in Phase III clinical development to treat uremic pruritus, a severe systemic itch in end stage renal disease, or ESRD, patients. In June 2005, we entered into a collaboration and license agreement with Toray Industries, Inc. granting us certain rights to TRK-820 in Europe and North America. In November 2005, a Phase III clinical trial was initiated in Europe. We plan to initiate a Phase III clinical trial independently in the United States in 2007. We maintain rights for all therapeutic uses of TRK-820 in North America and will consider a variety of follow-on product opportunities for this program.

AC-100 is a synthetic peptide in Phase II clinical development to treat bone and other hard tissue defects. AC-100 was studied in a Phase I study conducted in healthy volunteers. AC-100 was well tolerated with no significant adverse events at doses more than ten times higher than those anticipated for our product applications currently under development. Our first Phase II feasibility study of AC-100 for the treatment of dental defects was recently completed, where it was shown that the drug stimulated the formation of new human dentin, the hard tissue in a tooth. We believe that AC-100 could enable a variety of novel products in the dentistry field. A Phase II feasibility study of AC-100 for the treatment of periodontal defects, which include bone loss caused by periodontal disease has also been completed. This study did not demonstrate an increase in new bone formation at the dose used in this study. A third AC-100 program is also ongoing to develop an injectable formulation of AC-100 to improve bone healing.

AC-200 is a recombinant protein, also known as MEPE or matrix extracellular phosphoglycoprotein, to treat hyperphosphatemia, a mineral metabolism disorder that is common in kidney disease patients. In June 2006, we entered into a development and license agreement with Toray for AC-200. Under this agreement, we have granted Toray an exclusive license for AC-200 in Japan. Another program is evaluating Heparin Binding-Epidermal Growth Factor like Growth Factor, or HB-EGF, a recombinant protein, and possible inhibitors of the bioactivities of anti-proliferative factor, or APF, in the treatment of interstitial cystitis, a disease of the bladder characterized by pain and frequent urination.

We were incorporated in May 1992, and through 2000 our revenues consisted primarily of consulting services performed for outside parties. Our operating model has shifted to becoming a biopharmaceutical company that develops products for osteo-renal indications. Our revenues to date relate to a licensing option that expired in 2003 and research revenues earned in 2006 under our collaboration agreement with Toray for our AC-200 program. Our operations have been almost entirely funded through the private placement of equity securities and convertible notes. We have incurred a net loss for the year ended December 31, 2005 of $17.2 million and $7.5 million for the six months ended June 30, 2006 and we expect to incur increasing net losses in the foreseeable future due to our anticipated clinical trial activities, primarily related to our ongoing Phase III trial in Europe and our anticipated Phase III trial in the United States, both associated with our TRK-820 program.

Compared to Phase I and Phase II clinical trials, Phase III clinical trials typically involve a greater number of patients, conducted at multiple sites and in several countries. Additionally, we plan to significantly expand our infrastructure and facilities and hire additional personnel, including clinical development, research, administrative, sales and marketing personnel. We are unable to predict when, if ever, we will be able to commence sales of any product.

Revenues

Our revenues for the six months ended June 30, 2006 relate to research revenues earned under our collaboration agreement with Toray for our AC-200 program. Our revenues in 2003 related to a licensing option that expired. Through 2000, our revenues consisted primarily of consulting services performed for outside parties. Our operating model has shifted to becoming a biopharmaceutical company that develops products for common disorders of the kidney, bone and their related organs. We have not achieved any product revenues from these activities to date, and do not expect to generate any revenues from sale of our product candidates for many years.

Research and Development Expenses

Research and development expenses consist primarily of costs of conducting clinical trials, manufacturing of drug for research, preclinical and clinical testing, salaries and related personnel costs, including stock-based compensation expenses, costs for research projects and preclinical studies, costs related to regulatory filings, costs of clinical materials and facility costs. Costs incurred under agreements with third-party contract research organizations and investigative sites, third-party manufacturing organizations and consultants may be a significant component of our research and development expenses. We recognize expenses as they are incurred. Our accruals for expenses associated with our clinical trials are based upon the terms of the service contracts, the amount of the services provided and the status of the related activities. We expect that research and development expenses will increase significantly in the future as we progress our product candidates through the more expensive later stage clinical trials, start additional clinical trials, advance our discovery research projects into the preclinical stage, file for regulatory approvals and hire more employees.

The table below sets forth our research and development expenses since January 1, 2003 for each of our lead product candidates based on our internal records and estimated allocations of employee time and related expenses:

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
TRK-820	$—	$—	$7,241	$978	$3,366
AC-100	757	2,182	4,480	2,084	2,072
AC-200	647	928	1,038	361	773
Other	333	938	125	150	80

Total Research and Development	$1,737	$4,048	$12,884	$3,573	$6,291

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from any of our preclinical product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	the potential benefits of our product candidates over other therapies;

•	our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	future clinical trial results;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the expense and timing of regulatory approvals; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

Due to these same factors, we are unable to determine the anticipated completion dates for our current research and development programs. Clinical development timelines, probability of success and development costs vary widely. While we are currently focused on advancing TRK-820 through clinical development, we anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential. In addition, we cannot forecast which product candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. As a result, we do not know when and to what extent we will receive cash inflows from our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for our personnel, including stock-based compensation expenses, in executive, finance, accounting, business development, human resources and other administrative functions. Other general and administrative expenses include facility-related costs not otherwise included in research and development expense, insurance, consulting costs associated with public relations, market research, costs associated with industry and trade shows and professional fees for legal services, including patent-related expenses and accounting services. We expect that general and administrative expenses will increase significantly in the future as we expand our operating activities and as a result of costs associated with being a public company. For the year ended December 31, 2005 and the six months ended June 30, 2006, we incurred general and administrative expenses totaling $3.0 million and $2.3 million, respectively.

Interest Income and Interest Expense

Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest expense in 2004 consisted primarily of amortization of pro-rata interest expense associated with warrants related to our convertible notes payable issuance in 2003.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Clinical Trial Accruals

We record accruals for estimated clinical trial costs, comprising of payments for work performed by clinical research centers, independent contractors, contract research organizations and other service-provider organizations. Outsource services to professional organizations may be a significant cost component of future research and development expenses. In accruing such fees, we estimate the time period over which services will be performed and the level of effort expended during that time period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust our accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Stock-Based Compensation

Through December 31, 2005, in accordance with Statement of Financial Accounting Standards (“SFAS”), No. 123, Accounting for Stock-Based Compensation, we elected to account for stock-based employee compensation using the intrinsic-value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). As such, we did not record expense on employee stock options granted when the exercise price of the options was equal to the fair value of the underlying stock on the date of the grant. Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as if we had accounted for employee stock option grants under the fair value method prescribed by that statement.

We account for equity instruments issued to non-employees in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods, or Services” which require that these equity instruments are recorded at their fair value on the measurement date. Stock-based payments to non-employees are measured at the fair value of the stock-based instruments issued or the fair value of the goods or services received, whichever is more readily determinable. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. As a result, the non-cash charge to operations for non-employee options with vesting criteria is affected each reporting period by changes in the fair value of our common stock. For options granted to non-employees, we recorded $9,000 and $7,000 of stock-based compensation expense during the years ended December 31, 2005 and 2004, respectively, and $8,000 for the six months ended June 30, 2006.

For stock-based payments to both employees and non-employees, the fair value of the stock is a significant factor in determining credits or charges to operations. Because, prior to this offering, our shares have not been publicly traded, we determined the estimate of the fair value of our common stock based upon several factors, including significant milestones attained, sales of our redeemable convertible preferred stock, perspective provided by an independent contemporaneous valuation analysis, comparative rights and preferences of our common stock compared to the rights and preferences of our other outstanding equity, changes in valuations from existing comparable publicly-registered biotech companies, trends in the broad market for biotechnology stocks and the expected valuation we would obtain in an initial public offering. Although it is reasonable to expect that the completion of our initial public offering will add value to the shares as a result of increased liquidity and marketability, the amount of additional value cannot be measured with precision or certainty. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

Our board of directors has historically determined the fair value of our equity instruments, excluding preferred stock, based upon information available to it on the measurement dates. In connection with our grant of stock options in May 2006, we obtained an independent contemporaneous valuation analysis to determine the fair market value of our common stock. We performed our analysis in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. We used our recently issued Series C preferred stock price per share and capitalization structure to imply the common stock value using the option-pricing method. We then used two market approaches to support our valuation, a market capitalization comparable and a market capitalization to research and development expense multiple. Management has retroactively revised the valuation of our common stock for the purpose of calculating stock-based compensation expense for our 2005 stock grants based on this contemporaneous analysis performed in 2006.

At June 30, 2006, the total unamortized deferred stock-based compensation recorded in accordance with APB No. 25 was $518,000, and is expected to be amortized as follows: $113,000 for the remainder of 2006, $149,000 in 2007, $133,000 in 2008, $117,000 in 2009 and $6,000 in 2010. Based on an assumed public offering price of $         per share, the mid-point of the range on the cover of this prospectus, the intrinsic value of the options outstanding at June 30, 2006 was $             million, of which $             million related to vested options and $             million related to unvested options.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, using the prospective transition method, which requires us to apply the provisions of SFAS 123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. For the six months ended June 30, 2006, the total compensation cost related to stock-based awards granted under SFAS 123R to employees and directors but not yet recognized was approximately $0.9 million, net of estimated forfeitures. We will amortize this cost on a straight-line basis over the vesting period of the award. We recorded stock-based compensation expense of $196,000 in the six months ended June 30, 2006, comprised of $88,000 of stock-based compensation expense recognized under SFAS 123R, amortization of $100,000 of deferred stock-based compensation arising under APB No. 25 and $8,000 related to non-employee stock-based compensation.

Under SFAS No. 123R, we calculated the fair value of the stock option grants using the Black-Scholes option-pricing model. For the six months ended June 30, 2006, the fair value was based on the following weighted average assumptions: the expected term of 5.70 years; the expected volatility of 70.8%, the risk free interest rate of 5.055% and 0.0% for the dividend yield. Due to a lack of historical information regarding the volatility of our stock price, expected volatility is based on the historical volatility of a peer group of publicly traded health care companies. The expected term has been computed based upon the vesting term, cancellation history, historical exercises and contractual term of the options. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the grant date. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

Revenue Recognition

Revenues in 2006 related to research revenues received under collaborations with outside parties. Such revenues are recognized as the related research services are performed. Revenues in 2003 relate to a non-refundable license option fee paid to us by a third party pursuant to a licensing option agreement that expired in 2003. Revenues are recognized when persuasive evidence of an arrangement exists, delivery of all obligations has occurred, the fee is fixed or determinable and collection is reasonably assured. Non-refundable fees received from third parties upon entering into multi-year agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the agreement or the expected period of performance, whichever is longer.

Accounting for Income Taxes

As of December 31, 2005, we had federal net operating loss carryforwards of $26.2 million and federal research and development credit carryforwards of $0.9 million. We also had state net operating loss carry forwards of $26.1 million and state research credit carryforwards of $0.5 million. These operating loss carryforwards and federal credits expire at various dates beginning in 2011 through 2025, if not utilized. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code and similar state provisions as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowances recorded against our net deferred tax assets. We have historically had net losses and not been required to provide for income tax liabilities. At December 31, 2005, we recorded a full valuation allowance against our net deferred tax asset of approximately $13.5 million, as our management believes it cannot at this time conclude that it is more likely than not the net deferred tax assets will be realized. If we determine in the future that we will be able to realize all or a portion of our net deferred tax asset, an adjustment to the deferred tax valuation allowance would increase net income in the period in which we make such a determination.

Results of Operations

Six Months Ended June 30, 2006 as Compared to Six Months Ended June 30, 2005

Revenues. Revenues were $82,000 in the six months ended June 30, 2006 compared to zero in the six months ended June 30, 2005. Revenues during the period related to research revenues earned under our collaboration agreement with Toray for our AC-200 program.

General and Administrative. General and administrative expenses increased 61% from $1.4 million in the six months ended June 30, 2005 to $2.3 million in the six months ended June 30, 2006. This increase was primarily due to a $0.5 million increase in expenses relating to employee compensation, including stock-based compensation, increased staffing levels, facilities costs and other administrative expenses incurred to support our growth. In addition, we incurred $0.4 million in additional professional fees primarily associated with legal fees, business development, financial consulting and market research activities.

Research and Development. Research and development expenses increased 76% from $3.6 million in the six months ended June 30, 2005 to $6.3 million in the six months ended June 30, 2006. This increase was primarily due to increases in external clinical development costs of $2.2 million incurred relating to our TRK-820 clinical program which commenced in June 2005, $0.2 million in outside clinical development costs associated with our AC-200 program and $0.3 million in employee compensation, including stock-based compensation and other research expenses to support our other research efforts.

Interest Income. Interest income increased to $1.0 million in the six months ended June 30, 2006 compared to $0.4 million in the six months ended June 30, 2005. The increase in interest income is primarily attributable to higher average interest rates in 2006 and higher average investable balances due to proceeds received from the Series C preferred stock financing which occurred in December 2005 and February 2006.

Year Ended December 31, 2005 as Compared to Year Ended December 31, 2004

General and Administrative. General and administrative expenses increased 67% from $1.8 million in 2004 to $3.0 million in 2005. This increase was primarily due to a $0.3 million increase in professional services primarily associated with legal fees, business development and marketing research activities, $0.4 million in employee compensation due to increased staffing levels, $0.5 million in facilities costs and other administrative expenses incurred to support our growth.

Research and Development. Research and development expenses increased 218% from $4.0 million in 2004 to $12.9 million in 2005. This increase was primarily due to $6.5 million incurred relating to external costs associated with our TRK-820 clinical program which commenced in June 2005, $0.8 million in outside clinical development costs associated with our AC-100 program and $1.6 million in employee compensation and other research expenses to support our other research efforts.

Interest Income. Interest income increased to $0.8 million for the year ended December 31, 2005 compared to $0.4 million for the year ended December 31, 2004. The increase in interest income is primarily attributable to higher average interest rates in 2005 and higher average investable balances due to having a full year of proceeds from our Series B preferred stock financing which occurred in April 2004, as well as proceeds received from the Series C preferred stock financing which occurred in December 2005.

Interest Expense. Interest expense was $2,000 for the year ended December 31, 2005 compared to $1.7 million for the year ended December 31, 2004. Interest expenses in 2004 consist primarily of amortization of pro-rata interest expense associated with warrants related to our convertible notes payable issuance in October and December 2003. Such interest expense was calculated using the Black-Scholes model, with a volatility of 100%, term of 10 years and a risk free interest rate of 4.3%. The amount allocated to the warrants of $1.6 million was recorded as a discount against the borrowing and was amortized over the life of the debt.

Change in Accounting Principles. In the third quarter of 2005, we adopted FSP 150-5 Issuers Accounting under FASB Statement No. 150 for Freestanding Warrants and other Similar Instruments on Shares that are Redeemable. FSP 150-5 clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under the requirements of FASB Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the timing of the redemption feature or the redemption price. Accordingly, we classified warrants on our preferred stock as liabilities and adjusted our warrant instruments to fair value at each reporting period. A charge of $2.1 million was recorded in 2005 in connection with the change in accounting principle upon the adoption of FSP 150-5. There was $17,000 of additional income recorded in other income (expense), net to reflect the decrease in fair value of the warrant between July 1, 2005 and December 31, 2005. In the six months ended June 30, 2006, we recorded $10,000 of additional income reflected as other income (expense), net to reflect the decrease in fair value of the warrant between January 1, 2006 and June 30, 2006. We will continue to recognize any changes to the fair value of the warrants until the earlier of the exercise or expiration of the preferred stock warrant or the completion of a liquidation event.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003

Revenues. We had no revenues in 2004, compared to revenues of $0.2 million in 2003. Our 2003 revenues related to a non-refundable license option fee paid to us by a third party pursuant to a licensing option agreement that expired in 2003.

General and Administrative. General and administrative expenses increased 88% from $1.0 million in 2003 to $1.8 million in 2004. This increase was primarily due to a $0.6 million increase in professional services associated with legal fees, consulting and accounting services, $0.2 million in employee compensation due to increased staffing levels and other administrative expenses incurred to support our growth.

Research and Development. Research and development expenses increased 133% from $1.7 million in 2003 to $4.0 million in 2004. This $2.3 million increase was primarily due to a $0.9 million increase in outside manufacturing and pharmacology services related to our AC-100 clinical programs, $1.0 million in outside manufacturing and pharmacology services related to our preclinical programs and $0.4 million in employee compensation and other research expenses to support our other research efforts.

Interest Income. Interest income increased from $9,000 in 2003 to $0.4 million in 2004. The increase in interest income related to higher cash balances from our Series B preferred stock financing in April 2004.

Interest Expense. Interest expense increased from $0.2 million in 2003 to $1.7 million in 2004. The increase in interest expense of $1.5 million relates primarily to the expense associated with warrants issued in conjunction with our convertible notes payable issuances described above. During 2004 the notes were converted into Series B preferred stock and the related remaining warrant value was entirely expensed during the year.

Liquidity and Capital Resources

Since our inception, substantially all of our operations have been financed through the placement of private equity securities. Through June 30, 2006, we had received aggregate net proceeds of $75.6 million from these sales. We have also received funding from interest earned on investments and to a lesser extent, capital lease financings.

As of June 30, 2006, we had approximately $42.0 million in cash, cash equivalents and short-term investments. We hold our cash and investment balances in a variety of interest-bearing instruments, including U.S. government agencies and money market accounts. We invest cash in excess of our immediate requirements with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

For the six months ended June 30, 2006, we used net cash of $7.6 million for operating activities. This consisted of a net loss of $7.5 million, offset by charges of $1.4 million, primarily related to an increase in deferred revenue. In addition, approximately $1.5 million of cash was used to reduce liabilities, primarily related to a milestone payment to Toray of $1.0 million and an increase in certain long-term assets. Net cash used in investing activities during the six months ended June 30, 2006 was $2.5 million, related primarily to the net purchase of marketable securities of $2.3 million as well as the purchase of property and equipment of $0.2 million. Net cash provided by financing activities during the six months ended June 30, 2006 was $5.8 million, relating primarily to proceeds received from the issuance of Series C preferred stock.

For the six months ended June 30, 2005, we used net cash of $4.5 million for operating activities. This consisted of a net loss of $4.6 million, offset by non-cash items of $0.1 million. Net cash used in investing activities during the six months ended June 30, 2005 was $4.8 million, related primarily to the net purchase of short-term investments of $4.6 million as well as the purchase of property and equipment of $0.2 million. Net cash provided by financing activities was immaterial during the period.

For the year ended December 31, 2005, we used net cash of $11.7 million for operating activities. This consisted of a net loss of $17.2 million offset by adjustments for non-cash items which reduced cash used in operations in the year ended December 31, 2005 by $5.5 million. This offset consisted primarily of accounts payable and accrued liabilities related to accruals for the TRK-820 European clinical trial and milestone payments due under our collaboration and license agreement with Toray, as well as a non-cash charge for preferred shares issued to Toray related to the same agreement. Net cash provided by investing activities during the year ended December 31, 2005 was $8.2 million, related primarily to the proceeds from the net sale of marketable securities of $8.6 million offset by the purchase of property and equipment of $0.4 million. Net cash provided by financing activities during the year ended December 31, 2005 was $25.2 million resulting primarily from proceeds from the issuance of redeemable convertible preferred stock in December 2005.

For the year ended December 31, 2004, we used net cash of $5.0 million for operating activities. This consisted of a net loss of $7.2 million offset by net adjustments for non-cash items of $2.2 million. This offset was primarily due to the amortization of the discount on the convertible note payable of $1.5 million, net increases in operating liabilities of $0.5 million and increases in other non-cash items of $0.3 million. Net cash used in investing activities was $11.2 million, related primarily to the purchase of marketable securities of $10.8 million and the acquisition of property and equipment of $0.4 million. Net cash provided by financing activities was $30.7 million, related primarily to proceeds from the issuance of redeemable convertible preferred stock.

For the year ended December 31, 2003, we used net cash of $2.6 million for operating activities. This consisted of a net loss of $2.7 million offset by net adjustments for non-cash items of $0.1 million. This offset was primarily due to the amortization of discounts related to our convertible notes payable and other non-cash expenses totaling $0.2 million, offset by reductions in accounts payable of $0.1 million. There were no investing activities during the period. Net cash provided by financing activities was $7.1 million, relating primarily to the issuance of convertible notes payable of $5.9 million and the issuance of preferred stock of $1.2 million.

We believe that our cash, cash equivalents and short-term investments as of June 30, 2006, along with the estimated proceeds from this offering, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to complete this offering or raise additional capital when required on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the progress, costs and results of our clinical trials of TRK-820 in Europe and the United States;

•	the scope, progress, costs and results of preclinical development and testing and clinical trials for our other product candidates;

•	the costs and timing of obtaining regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing patent applications, claims, patents and other intellectual property rights;

•	the costs and timing of securing manufacturing capabilities for our clinical product candidates and commercial products, if any;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including our milestone payments to Toray; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2005:

	Payments Due By Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations	$456	$954	$1,011	$484	$2,905
Capital lease obligations	7	6	—	—	13

Total	$463	$960	$1,011	$484	$2,918

In connection with our collaboration agreement with Toray, we have committed to fund 50% of the TRK-820 Phase III clinical development costs in Europe up to $9.0 million, of which $2.2 million was paid as of December 31, 2005. In addition, we potentially could pay milestone payments of up to $32.5 million relating primarily to regulatory approvals of certain products in North America and Europe. See Note 6 to the financial statements.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in the use of structured finance, special purpose entities or variable interest entities. However, the conversion feature of our preferred stock is an equity linked derivative and accordingly represents an off-balance sheet arrangement. This meets the scope exception in paragraph 11(a) of FAS 133 “Accounting for Derivative Instruments and Hedging Activities” and is accordingly not accounted for as a derivative for purposes of FAS 133. See Note 11 to the financial statements for more information.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of high credit quality securities, including U.S. government instruments, commercial paper, money market funds and corporate debt securities. Our cash and cash equivalents at December 31, 2005 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. This statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the basis of the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (2) correction of errors in previously issued financial statements should be termed a “restatement”. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We have evaluated the impact of the adoption of SFAS No. 154, and do not believe that the adoption of this statement will have a material impact on our results of operations or financial condition in 2006.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This Staff Position addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This Staff Position also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment. The guidance in the Staff Position is required to be applied to reporting periods beginning after December 15, 2005. The adoption of these standards did not have a material effect on our results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

BUSINESS

Overview

We are a biopharmaceutical company focused on the identification, development and commercialization of novel therapeutic compounds for the treatment of osteo-renal diseases, including diseases related to hard tissues, such as bone, teeth and cartilage, as well as the kidney and associated organs. We are developing new products with new mechanisms of action to address medical conditions and diseases in these areas. We believe that this focus and the significant internal expertise that we have developed in the osteo-renal field position us to identify unique product opportunities. Our strategy focuses on the identification, development and commercialization of innovative medicines that offer new solutions to the clinical problems in the osteo-renal field that are not adequately addressed by existing therapies. A key component of our strategy is our reliance on translational research to identify molecules with mechanisms of action responsible for observed biological or physiological actions. We believe that our biology-based approach is a powerful tool that enables us to identify potential product candidates efficiently. Moreover, by focusing on novel mechanisms of action to treat unmet medical needs, we believe that our product candidates may have distinct advantages over existing therapies.

The osteo-renal field represents a large potential market that is underserved by current therapeutics. Patients with osteo-renal diseases are greatly underserved, in part because of the lack of understanding until recently of the interrelationships among the biological systems that govern kidney function and bone health. In the kidney area, chronic kidney disease, or CKD, a condition in which the function of the kidney irreversibly declines and is ultimately completely lost, affects a significant proportion of the population. Once CKD has advanced and kidney function is critically lost, patients need to rely on dialysis or kidney transplantation to survive. This serious condition is referred to as end stage renal disease, or ESRD. The pathology of CKD is yet to be fully understood, and there is no treatment to arrest the advancement of the disease. CKD is also known to cause multiple secondary health problems, such as cardiovascular events, renal osteodystrophy, a secondary bone weakening caused by CKD, and uremic pruritus. One or more of these secondary problems associated with CKD will eventually affect all ESRD or dialysis patients. Some of these problems also occur in patients who are in an advanced stage of CKD but not yet suffering from ESRD. In the dental area, we are not aware of an available therapeutic to regenerate dental tissues. In the bone therapeutic area, the primary function of most of the currently available therapeutics is to prevent the further loss of the bone, not to regenerate new bone. However, many of the clinical practices in the area, such as orthopedic procedures, would significantly benefit from hard tissue regeneration.

Our product candidates are focused on treating patients with significant unmet medical needs. In the renal area, CKD and related problems are a significant focus for us. Twenty million patients are currently suffering from CKD in the United States, according to the National Kidney Foundation. There were approximately 450,000 ESRD patients in the United States in 2003, with approximately 325,000 of these individuals receiving dialysis therapy, according to the U.S. Renal Data System. Growth in the dialysis population has been estimated at 4% to 5% per annum in developed nations and 10% per annum or higher in the developing world, according to Grassmann et al, Nephrology, Dialysis and Transplantation (2005). The rapid increase in CKD is likely due to an increasing prevalence of diabetes and lack of optimal medical care. Interstitial cystitis, a painful problem impacting the bladder, affects an estimated one million people in the United States, according to the National Institute of Diabetes and Digestive and Kidney Diseases.

In the dental field, approximately 160 million common dental restoration procedures, 57 million crown placements and 2.1 million periodontal surgeries are performed every year in the United States, according to American Dental Association. We believe that a novel therapy to regenerate hard tissues, such as bone and dental tissues, would benefit many of these procedures. Orthopedic bone fractures result in approximately 50 million bone fractures occur worldwide each year, including approximately six million cases occurring in the United States, according to Knowledge Enterprises. These include traumatic fractures caused primarily by falls and automobile accidents as well as pathological fractures associated with osteoporosis. These fractures result in more than two million in-patient fracture repair and spine fusion procedures each year in the United States, according to the Orthopedic Network News.

Our current product candidate programs include those listed below, and we continue our efforts to identify novel drug candidates that may address other indications in the osteo-renal or related fields.

•	TRK-820 for Uremic Pruritus. Our initial clinical focus is the treatment of uremic pruritus, a severe systemic itch experienced by approximately 33% of patients with CKD who receive dialysis treatment, according to recent data from the Dialysis Outcomes and Practice Patterns Study, or DOPPS, group (American Society of Nephrology, or ASN, 2004). Our lead product candidate, TRK-820, has been evaluated in various dosage forms and dose levels in more than 1,000 subjects, including more than 300 dialysis patients. TRK-820 is currently in a Phase III trial in Europe. We are planning to initiate a Phase III trial in the United States in 2007.

•	AC-100 for Dental Applications. AC-100, our product candidate for the formation of dental tissues, entered a Phase II clinical trial in 2005 for the treatment of dental defects. We recently completed this Phase II trial, and future development in this and related indications will be based on the information obtained from this trial.

•	AC-100 for Oral Bone Applications. AC-100 also entered a Phase II clinical trial in 2005 for the treatment of periodontal defects. We recently completed this Phase II trial, and future development in this and related indications will be based on the information obtained from this trial.

•	AC-100 for Orthopedic Applications. We are working on formulating AC-100 to accelerate healing of bone fractures and plan to begin clinical trials in this indication once additional safety and efficacy preclinical studies have been completed.

•	AC-200 for Hyperphosphatemia. We are working on process development for AC-200, our preclinical candidate for treatment of hyperphosphatemia, a condition with debilitating consequences for many CKD patients.

•	Interstitial Cystitis Program. We are working on Heparin Binding-Epidermal Growth Factor like Growth Factor, or HB-EGF, and also working to identify a potential inhibitor to anti-proliferative factor, or APF, to treat interstitial cystitis, a disease of the bladder characterized by pain and frequent urination.

Our Strategy

Our goal is to be a leading biopharmaceutical company focusing on the identification, development and commercialization of innovative therapeutics with novel mechanisms of action. The key elements of our strategy to achieve this objective are to:

•	Continue to build a focused development organization with significant expertise in osteo-renal and related disorders. We intend to focus our internal development resources on the osteo-renal and related fields, a specialty market, where we have developed significant expertise. We believe this will differentiate us from other biotechnology and pharmaceutical companies and help position us to identify unique product opportunities in these fields.

•	Continue to use biology-based translational research to build a pipeline of novel compounds with significant therapeutic potential. We intend to continue to identify novel product candidates within the osteo-renal field, acquire rights to promising product candidates and use our existing development expertise to advance these programs. We intend to concentrate our efforts where:

•	existing treatments do not address important clinical and market needs;

•	we believe biology-based translational research can be applied to identify potential product candidates that could present a novel solution to the existing medical problems;

•	we can leverage the expertise of our scientific and clinical staff and enter into research collaborations with other experts in the field; and

•	there is a reasonable commercial opportunity that can be pursued efficiently.

•	Continue to operate a flexible and efficient business model to maximize productivity throughout our pipeline. We have established a development infrastructure designed to manage early and late stage clinical programs. As with most of our activities, much of the labor intensive activities are performed by expert contract organizations, such as CROs, with management and strategic oversight by us. To aid in this effort, we regularly engage a number of experienced scientific, medical, technical and business experts in various fields to support our development programs. By leveraging the experience of such consultants, we are able to operate like a company of a much larger size, while maintaining our in-house staff at an efficient level.

•	Build a commercialization organization focused on the renal market. We intend to retain commercial rights, particularly to our products in North America and possibly other territories, where we believe that we can effectively market them with a small, specialized sales force. We plan to build our initial sales and marketing capability for TRK-820 in indications relevant to dialysis patients in the United States. We believe this organization could support our AC-200 sales efforts, as well as other renal products that we may commercialize in the future. We intend to pursue commercialization through strategic collaborations outside this area of focus.

•	Continue to partner with leading pharmaceutical and biotechnology companies. Our strategy is to seek collaborations with leading global and regional pharmaceutical and biotechnology companies to accelerate development and commercialization of our product candidates at the strategically appropriate time. We will also continue to evaluate in-licensing opportunities that build on our expertise and complement our pipeline.

Our Product Development Programs

The following table summarizes the status of our product development programs:

Product Candidate/Indication	Development Status	Event Date
TRK-820 for Uremic Pruritus	Phase III

•      A Phase III clinical study was initiated in Europe in November 2005

•      IND to support another Phase III clinical study in the United States was submitted in December 2005 and became active in January 2006

• A drug interaction study to evaluate potential effects of concomitant medications on metabolism of TRK-820 was initiated in the United States in April 2006 at the EMEA’s and FDA’s request

• A QT/QTc study to evaluate potential effects on cardiac function was initiated in the United States in June 2006 at the FDA’s request

AC-100 for Dental Defects	Phase II	• First Phase II clinical study was completed in the first quarter of 2006
AC-100 for Periodontal Defects	Phase II	• First Phase II clinical study was completed in the second quarter of 2006

AC-100 for Orthopedic Applications	Formulation development	• Sustained release formulation development was initiated in 2005

AC-200 for Hyperphosphatemia	Preclinical studies	• Preclinical pharmacology studies were expanded in 2005

HB-EGF / APF Inhibitor for Interstitial Cystitis	Preclinical studies	• In-licensed in mid 2006

TRK-820

Our most advanced product candidate is TRK-820, a selective kappa (k) opioid receptor agonist that we licensed from Toray Industries, Inc. for the treatment of uremic pruritus in patients with ESRD on hemodialysis. Uremic pruritus is the severe systemic itch that occurs in many dialysis patients. The involvement of the opioid system in this condition has been postulated to result from an understimulation of k-opioid receptors or overexpression of mu (μ) opioid receptors in neurons, the cells that comprise nerve tissue. In this setting, μ-opioid receptors may mediate itch whereas k-opioid receptors may suppress itch. Consistent with this hypothesis is the observation that TRK-820 reduces itch in patients with uremic pruritus.

Based on the clinical safety and efficacy profile of TRK-820 observed in multiple Phase II studies in uremic pruritus patients, the drug is currently under investigation in a Phase III trial in Europe under co-development by Toray and us. We expect to initiate a second Phase III trial sponsored by us in the United States in 2007. Assuming favorable European Phase III data, these data, in addition to the existing clinical data from Phase I and Phase II clinical trials with TRK-820, are expected to be submitted in a Marketing Authorization Application, or MAA, in Europe for the treatment of uremic pruritus. We expect that data from the European Phase III trial as well as data from the planned U.S. Phase III trial will be key components to demonstrate safety and efficacy as part of our New Drug Application, or NDA, in the United States. The product is designed to be administered by a five minute intravenous infusion immediately following dialysis treatment.

Under our collaboration agreement with Toray, we hold co-exclusive rights with Toray in Europe and exclusive rights in North America under Toray’s patents on TRK-820, including its composition-of-matter, formulation and methods of treatment patents. We do not hold commercial rights to TRK-820 in Japan, which Toray has licensed to a third party.

Initial Target Indication

Due to the selective nature of its activity, TRK-820 has the potential to block the itching sensation that may occur in a variety of disease states. Our initial focus is on developing TRK-820 in intravenous formulation for the treatment of uremic pruritus, which affects approximately 33% of all dialysis patients. This unremitting itch can be so profound that it can significantly affect quality of life by causing skin breakdown, sleep disturbance, depression and infection. In addition, recent data from the DOPPS group suggest a correlation between uremic pruritus and mortality risk.

Limitations of Current Therapies

Currently there are no FDA approved drugs for the treatment of uremic pruritus. The mechanism of uremic pruritus may be multi-factorial, with a variety of potential contributing factors such as metabolic factors and the drugs used in dialysis treatment. A common approach for treating uremic pruritus is to use oral, topical and intravenous antihistamines. While this approach is relatively inexpensive, antihistamines are generally considered to be ineffective, as the underlying cause of the uremic pruritus does not seem to be histamine related. Other alternatives include topical creams, systemic corticosteroids, UV light phototherapy and adjustments to dialysis-related medicines or dialysis dose, which are generally considered to provide limited benefit.

Completed Clinical Trials

Initial clinical trials were conducted by Toray prior to our licensing agreement to co-develop TRK-820 in June 2005. Toray began the clinical program for the intravenous formulation of TRK-820 as a treatment for uremic pruritus with two studies. The first study was a Phase I single-dose clinical trial conducted in 1998 in eight healthy volunteers in Europe that evaluated safety and pharmacokinetics of TRK-820. The second trial was a two-part study wherein part one was an open-label pharmacokinetic study at a single intravenous five microgram dose in eight CKD dialysis patients and part two was a randomized, double-blind, placebo-controlled

Phase IIa pilot study in 16 CKD patients on regular hemodialysis with chronic uremic pruritus. TRK-820 was given intravenously in doses of five micrograms or 10 micrograms once per day for five consecutive days.

Based on encouraging results from these studies, Toray advanced the development of TRK-820 into two Phase IIb studies in uremic pruritus patients in Europe, designated STTOR002 and STTOR003, in 2000. In addition, Toray conducted an open-label Phase III study designated STTOR004 from February 2001 to November 2003 to explore the effectiveness and safety of TRK-820 with chronic use up to 12 months, including an assessment of potential addiction and withdrawal effects.

The STTOR002 study, which concluded in March 2002, was a three-arm parallel group study comparing two intravenous doses of TRK-820 (5 micrograms and 2.5 micrograms) versus placebo in CKD patients suffering from uremic pruritus. The study was a randomized, double-blind design where all patients had treatment consisting of a one-week run-in followed by four weeks of active treatment. Study drugs were administered three times per week following hemodialysis.

Study STTOR003, which concluded in July 2001, was a randomized, double-blind, cross-over study comparing a 5-microgram dose of TRK-820 to placebo in CKD patients with uremic pruritus. The drug was administered intravenously three times per week following dialysis. All patients had treatment cycles consisting of a one-week run-in, two weeks active treatment and a three-week wash-out period. Each group (TRK-820 or placebo) was then crossed over to receive the other study drug.

The primary endpoint in both the STTOR002 study and the STTOR003 study was the clinical assessment of patients’ “mean worst itching” using the Visual Analog Scale, or VAS, measured after two weeks and/or four weeks of drug administration. Both studies showed a trend toward improvement in uremic pruritus compared with the placebo treatment, but neither study was large enough to demonstrate a statistically significant effect. When assessed independently, the STTOR002 study showed a trend toward decreased mean worst itching, resulting in p-values of p=0.057 at two weeks and p=0.065 at four weeks. The STTOR003 study showed a similar trend, resulting in a p-value of p=0.086 at two weeks. When the VAS data of STTOR002 and STTOR003 are analyzed on a combined basis in a meta-analysis, there was a statistically significant reduction in mean worst itching. See Wikstrom et. al, J. Amer. Soc. Nephrol., 16:3742-47, 2005.

Toray recently completed a Phase III study of an oral formulation of TRK-820 in Japan. This study demonstrated that TRK-820 provided a statistically significant reduction in itching intensity in uremic pruritus patients, as measured using a VAS. Toray has yet to fully analyze the results of this trial. The European Phase III trial and our planned Phase III study in the United States in uremic pruritus of dialysis patients will use an intravenous formulation of TRK-820 and a different dosing regimen and study protocol from the Japanese trial. The results obtained by Toray in its Japanese trial may not be indicative of the results from our current European or our planned U.S. Phase III trials.

Ongoing European Phase III Trial

The European regulatory approval process relating to orphan drug designation was centralized under the European Medicines Evaluation Agency, or EMEA, in 2005. A draft trial design of a Phase III study of TRK-820 in Europe was submitted to the EMEA following a Protocol Assistance procedure with that agency. This Phase III study was initiated in November 2005 by Toray, pursuant to our co-development agreement, and is currently ongoing.

We anticipate that the European Phase III trial will enroll approximately 300 dialysis patients with uremic pruritus, and we expect enrollment to be completed in 2007. The study is a randomized, double-blind placebo-controlled trial in which patients will be treated with 5 micrograms intravenous TRK-820 three-times weekly over an eight-week period and re-randomized for an additional four weeks of treatment. The primary efficacy endpoint of this trial is the change in patients’ worst itching from baseline to four weeks, as measured using a VAS. Secondary endpoints include evaluation by each patient’s itching from baseline to eight weeks and the investigators’ assessment of itching intensity and excoriations.

Planned Clinical Development

Based on the Protocol Assistance for the Phase III study by the EMEA, we believe that the European Phase III trial, along with results of the completed and planned Phase I, Phase II and Phase III trials will, if the study is successful, provide the basis for the submission of an application for regulatory approval in Europe for uremic pruritus. We cannot be assured, however, that the data from these trials will be sufficient for approval.

Following an initial meeting with the FDA, we filed an IND in December 2005 for a Phase I drug interaction trial to study the effects of intravenous TRK-820 in combination with ketoconazole, an anti-fungal drug commonly given to dialysis patients. Drugs such as ketoconazole are metabolized in the liver through a pathway similar to the one used for TRK-820. Therefore, patients given ketoconazole or other molecules that are metabolized through this pathway have the possibility of slowing metabolism of TRK-820, which could result in higher and/or prolonged blood levels of TRK-820. The purpose of this study is to evaluate the extent to which this effect may occur, using ketoconazole as a test material. This drug interaction study is ongoing and is expected to be completed in late 2006. We intend to use the data from this study to support registration in both Europe and the United States. In addition, the FDA now requires a separate evaluation of potential drug effects on cardiac function, known as a QTc study, prior to approval in the United States. We have initiated this study to evaluate the potential effects of TRK-820 on cardiac function, and we expect to complete this study in 2007.

We are planning to initiate a multi-center Phase III trial in the United States in 2007. We anticipate that the final trial design will require enrollment of at least 300 patients. We intend to submit the design of this study to the FDA for a Special Protocol Assessment, or SPA. Under this procedure, a sponsor may seek the FDA’s agreement on the design and analysis of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins except in limited circumstances. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the basis for approval with respect to effectiveness.

In the United States, an end of Phase II meeting was held with the FDA in July 2006 where the clinical and preclinical content required for approval were discussed. We will also submit the U.S. Phase III protocol for evaluation by the FDA under an SPA in order to finalize the Phase III study design. We plan to initiate a Phase III clinical trial in the United States in 2007. Discussions regarding CMC related requirements are planned to be discussed in a separate meeting with the FDA in 2007.

Safety

Worldwide to date, TRK-820 has been evaluated in various dosage forms and dose levels in more than 20 clinical trials that collectively enrolled a total of more than 1,000 subjects, including more than 300 dialysis patients. Intravenous TRK-820 was generally well tolerated, and the most common adverse effect was headache, somnolence and dizziness. Important opioid side effects such as CNS depression, respiratory depression, hypotension and impairment of bowel motility occurred at a low frequency, even when patients were followed up over a period of several months. Some subjects experienced transient alterations in testosterone, TSH, prolactin and T4 levels, consistent with findings from the animal data and with side effects commonly seen with opioids. The occurrence of serious adverse events was low, and the majority of serious adverse events reported to date have been cardiovascular in nature. Consistent with the ESRD population as a whole, the most common cause of death of patients participating in TRK-820 trials was cardiovascular in nature. The overall mortality rate in this population is approximately 15-25% per year, varying by geographic region, which is similar to that observed in the TRK-820 trials. The study’s principal investigators attributed the majority of deaths to the underlying ESRD and other concomitant disease. However, in several cases, a clear cause could not be identified. Therefore, the principal investigators could not rule out a possible link to TRK-820 based on the information available.

Additional blinded trials are ongoing, and others are planned. As noted above, Toray recently completed a Phase III clinical study in uremic pruritus using an oral formulation of TRK-820, in Japan. These data will augment the overall safety information for TRK-820. TRK-820 is still in clinical testing and has not yet been approved or determined to be safe and effective by the FDA.

Commercialization Strategy

Under our collaboration agreement with Toray, rights and responsibilities for development and commercialization are divided between the parties. We are responsible for developing and commercializing TRK-820 in North America on an exclusive basis. Our plan for North America is to develop TRK-820 initially for uremic pruritus in ESRD patients undergoing dialysis. We also have as a goal to establish a sales and marketing organization to commercialize TRK-820 products in North America.

In Europe, we are co-developing the intravenous formulation of TRK-820 with Toray. We have an option, subject to certain conditions, to exclusively commercialize injectable forms of TRK-820 in Europe. In addition, we have an option to develop and commercialize oral and topical TRK-820 products for all indications, subject to an option Toray previously granted to a Japanese company to develop and commercialize TRK-820 for dermatological conditions and diseases other than uremic pruritus. We may exercise our option to commercialize injectable forms in Europe. Alternatively, we may permit a licensee of Toray to take on the responsibility of commercialization in Europe, to enable us to receive potential royalty revenues while concentrating our commercialization resources in North America.

As part of a supply agreement with Toray, we maintain the right to purchase TRK-820 drug substance and drug product for commercial purposes from Toray at a predetermined price. We may also elect to have TRK-820 drug product manufactured independently for our own commercial purposes.

AC-100 Overview

AC-100, or Dentonin, is a synthetic fragment of a larger, naturally occurring protein that is produced primarily by human cells that form hard tissues such as bone and teeth. This larger protein, known as MEPE, or matrix extracellular phosphoglycoprotein, and the smaller AC-100 23 amino-acid peptide was identified through collaborations with leading universities. Preclinical in vitro and in vivo studies have shown that AC-100 has potent and selective activities on bone and dental tissue formation. We sponsored the research that resulted in identification of AC-100, and we have been assigned patents on its composition of matter and various methods of use.

In addition to its demonstrated potent hard tissue regeneration activity in preclinical studies in various animal species, AC-100 has also demonstrated a good safety profile in both preclinical studies and human Phase I and Phase II clinical trials. When AC-100 is applied to defects in bones or teeth in animal models, it stimulates regeneration of highly organized bone or dentin, respectively, and accelerates healing of the defects. AC-100 appears to have several advantages over other molecules either approved or being developed for bone repair, including its specificity. The specificity of AC-100 is particularly important in that it appears to only form bone in a bone site or dentin in a tooth. Most other biologic factors on the market, such as BMP-2 or platelet-derived growth factor, or PDGF, lack this specificity and either form bone wherever injected or cause proliferation of many cell types respectively.

To date, we have completed a Phase I safety trial in healthy volunteers with AC-100. In this study involving 39 subjects, there were no reported drug related adverse events. Subsequent Phase II, proof of principle studies with AC-100 involved further evaluation of safety and possible efficacy endpoints in a tooth indication and a periodontal disease setting. The new dentin formation study involved 35 subjects and was completed in early 2006. The periodontal disease study involved 40 patients and was completed in the second quarter of 2006.

Our strategy for AC-100 is to develop novel product applications through key risk reduction stages of preclinical or clinical development. With proof of concept for key product applications, we plan to license these products to commercial organizations with the scale and resources to support development through product approval and commercialization. Depending on data and available resource, we may elect to conduct one or more Phase II studies to more fully understand and define the activities of AC-100 in the periodontal and oral bone indications. For the orthopedic application, depending on our progress with formulation development and available resources, we intend to either develop the program though an initial Phase II trial or to conduct such a trial with a partner who may wish to utilize their own formulation and/or osteoconductive device in combination with the AC-100 formulation. Thereafter, due to the large size of the target markets and the specialized expertise needed for pivotal trials, we intend to seek development and commercialization partners for the further development and commercialization of AC-100 for dental, periodontal and orthopedic applications. We intend to pursue our AC-100 development and licensing strategy to create an appropriate balance of organizational focus, product proof of concept, risk reduction and partner recognition and value.

AC-100 Dental Applications

Initial Target Indication

In the area of tooth applications, AC-100 has demonstrated several important activities in preclinical studies, including stimulation of new dentin formation and pulp protective activities, such as reduced apoptosis of pulp cells. These activities suggest several possible indications for AC-100 in a tooth setting, such as new dentin formation in deep cavities and new dentin formation prior to placement of crowns. The initial indication pursued in our proof of principle Phase II study was new dentin formation in deep cavities. In these indications, there are potentially both short-term and long-term benefits. In the short term, the pulp protective activities could translate into reduced tooth sensitivity, particularly in tooth defects that are close to the pulp or nerve. In the longer term, the new dentin formation may also aid in tooth vitality by preventing the need for root canals which devitalize the tooth and by adding an extra layer of natural dentin to better protect the pulp from possible physical injury.

Limitations of Current Therapies

Currently, we are unaware of any therapeutics available for new dentin formation in deep cavities or for stimulation of new dentin formation prior to crown placement. Chemical irritants, such as calcium hydroxide have been used to stimulate exposed pulp cells to produce an unnatural form of dentin, or reactive dentin, in response to the irritation. However, this type of approach is difficult to control and can result in excessive dentin formation in the pulp. Furthermore, agents such as these are incompatible with composite fillings. As the standard of care in the dental field moves from the use of amalgam fillings to the use of composite materials, there will be a further need for an agent that can stimulate new dentin formation and is compatible with composites. Because we believe that AC-100 promotes the formation of a natural dentin, as supported histologically in preclinical studies and in the Phase IIa human study, this could increase the likelihood of preserving tooth vitality long term.

Clinical Trials and Development Plans

Our Phase II study with AC-100 in teeth was designed to assess the safety of AC-100 in this setting as well as to serve as a proof of principle study to assess the effects of AC-100 on potential efficacy endpoints for future trials, such as new dentin formation, inflammation and tooth sensitivity. In this study involving 35 volunteers, defects were created in third molars scheduled for future extraction. AC-100 was applied as a solution to one tooth and placebo was applied to the other. AC-100 was applied three times, every other day, and then the teeth were sealed with permanent fillings. Clinical assessments were made over the course of two months at which time the teeth were extracted and evaluated histologically. This study demonstrated that AC-100 had a favorable safety profile and showed a clear trend toward the stimulation of new dentin formation in a subset of subjects, although the increase in dentin formation was not statistically significant. We are currently preparing the final clinical report. Additional information collected will be useful in the design of future trials.

Future clinical development in the tooth field will likely involve a larger trial using a single application of AC-100. AC-100 formulation development is underway to support this type of trial. A proof of principle study following crown replacements is also under consideration. However, as we plan to identify a partner with marketing and/or development expertise in the dental field, future development will likely be conducted once such a partner has been secured. In the meantime, we plan additional preclinical studies and formulation development to support this indication.

AC-100 Oral Bone Regeneration Applications

Initial Target Indication

There are a number of potential applications of AC-100 with respect to regeneration of bone above the neck. Initially, we have considered several possible indications, such as regeneration of bone in periodontal disease and regeneration of bone prior to or coincident with the placement of a dental implant in the jaw, or alveolar, bone. Other indications could include those in the oral-maxillofacial area such as reconstructive surgery.

Limitations of Current Therapies

Current treatments for periodontal disease include root scaling and planing and, for more advanced conditions, bone grafting, filling and/or placement of dental implants. Each of these treatments involves complicated procedures as well as a long treatment period and high cost. In the case of dental implant placement, sufficient quantities of highly organized and mechanically strong bone are needed prior to implant placement to ensure adequate stability. The pressure applied to teeth during normal eating can be quite high, requiring a strong and stable implant. The most common procedures involve the use of bone grafts or the use of bone substitutes or fillers such as freeze-dried bone, hydroxyapatite or ß-tricalcium phosphate or ß-TCP. Such materials are considered to be osteoconductive in that they support the repair of existing bone but do not actively stimulate new bone formation. In the periodontal setting, these agents do not directly stimulate the repair of other important tissues such as periodontal ligaments or cementum. To both speed the bone regeneration process and to enable filling of larger defects, researchers in the field have evaluated the use of biological agents such as growth factors. To date, two products incorporating growth factors have been approved for repair of periodontal defects: Emdogain, which is essentially a mixture of proteins and growth factors extracted from porcine teeth, and more recently, GEM-21S, which is a combination of ß-TCP and the growth factor PDGF. Even with these products on the market, there is still a need for new therapies that can regenerate bone and other dental tissues.

Clinical Trials and Development Plans

Initially we decided to embark on a Phase IIa proof of feasibility study in periodontal disease to evaluate the potential effects of AC-100 on regeneration of bone and other periodontal tissues. This study involved 40 patients with advanced periodontal disease for whom previous root scaling and planing had not been successful. In this study, patients were treated with AC-100 or placebo in matched periodontal defects. AC-100 or placebo was applied in a collagen sponge in a single application. Bone and other tissue regeneration were observed clinically over the course of six months. In addition, bone regeneration was assessed more frequently using a specialized dental CT. The study was completed in the second quarter of 2006. While AC-100 demonstrated a favorable safety profile, it did not stimulate the formation of new bone at the dose evaluated in this study. Recent preclinical data have demonstrated that AC-100 exhibits a biphasic dose response curve with respect to bone formation where high doses can result in prevention or delay in new bone formation. Based on these data and the data obtained in the Phase II trial, we believe that the dose used in this clinical trial may have been too high, resulting in the observed effects. Based on these findings and data from ongoing and planned preclinical studies, we may elect to pursue additional Phase II trials in periodontal and other oral bone regeneration indications, for example dental implant placement, using a wider range of AC-100 doses, formulations, and/or alternate carrier/device materials.

Future development in this field may involve a Phase II study to evaluate the effects of AC-100 in conjunction with the placement of dental implants. The specifics of such a study will be determined in conjunction with additional planned preclinical studies, formulation development, and available resources.

Development of products in the oral bone field may be developed as a combination product as opposed to a drug. This type of regulatory approach will require further discussions with the FDA once a final formulation has been selected. If further development as a combination product is acceptable to the FDA or other regulatory agencies, overall development timelines and cost may be reduced. Additional preclinical work will also need to be discussed with the FDA and will differ depending on the regulatory path.

Our Preclinical Programs

AC-100 Orthopedic Applications

Similar to the oral bone field, there are several potential applications of AC-100 in the orthopedic field. Initially, we hope to target AC-100 for the treatment of traumatic or pathological fractures and other hard tissue disorders. We are developing a sustained-release formulation of AC-100 which is planned to be suitable for use as an injectable material in the treatment of traumatic fractures. Depending on the nature of the final formulation, this formulation may also be suitable to be used as is or in combination with other bone graft materials in spinal fusions or indications where an implantable type of material is desirable. The goals of the AC-100 treatment are to increase the predictability of outcomes in orthopedic procedures and reduce the time required to form mechanically strong bone. To date, we have evaluated AC-100 in several bone models. For example, in rats, we have demonstrated that AC-100 improves the repair of fractures.

Currently marketed products using BMP related technology, including Infuse and OP-1, can cause soft tissue ossification. We believe that AC-100’s selectivity for hard tissue formation should reduce or eliminate the risk of soft tissue bone formation. Furthermore, as a synthetic peptide, AC-100’s cost of production should be considerably less than the recombinant protein manufacturing technology used by other products in this area.

AC-200

AC-200, which we refer to as Phosphatonin and is also known as MEPE or matrix extracellular phosphoglycoprotein, is a human endogenous protein that regulates serum levels of phosphate that we are developing for treatment of hyperphosphatemia and other mineral metabolism disorders associated with renal failure in CKD patients. Hyperphosphatemia, which affects many late-stage CKD patients, is a condition in which circulating levels of phosphate, or PO4, exceed the normal range. Once serum PO4 exceeds normal levels, serum levels of calcium, phosphorus and parathyroid hormone, or PTH, are affected, typically leading to a cascade of serious medical issues, including increased cardiovascular disease, soft tissue calcification and severe bone diseases such as renal osteodystrophy. We sponsored the research that resulted in identification and cloning of Phosphatonin and are exclusively licensed under patents on its composition of matter, various methods of use and processes.

Current treatments for hyperphosphatemia depend on phosphate binders, which only reduce serum phosphate levels after weeks of daily administration of a large amount of pills at every mealtime. Phosphate binders reduce phosphate levels by absorbing phosphate from food in the intestine before it is absorbed into the circulatory system. Patient compliance with oral phosphate binding agents is poor. AC-200 may offer a more effective way to control serum phosphate levels and may be administered either by injection or, for dialysis patients, intravenously. Based on our preclinical testing to date, we believe AC-200 may reduce serum phosphate levels more quickly than phosphate binders and to levels within the normal range, which phosphate binders typically cannot achieve.

In June 2006, we entered into a development and license agreement with Toray for AC-200. Under this agreement, we have granted Toray an exclusive license to AC-200 in Japan. We will maintain primary development responsibility for the AC-200 program, and Toray will make research and development payments to us over the term of the agreement.

Prior to initiation of clinical trials, we will need to develop a cGMP manufacturing process to produce sufficient clinical supplies of AC-200, a recombinant protein. We expect this to take from 18 to 24 months depending on the system used and availability of quality CMOs to conduct this work. We have an agreement with ICOS Corporation under which we are using certain technology licensed from ICOS for process development. See “Business—Manufacturing and Supply” below.

Interstitial Cystitis Program

We have another preclinical project to develop potential therapeutics for interstitial cystitis, a disease of the bladder characterized by pain and frequent urination. The lead compound in this program is HB-EGF. An alternative approach is to identify an inhibitor to APF. Recent research has found that APF may play a key role in the central pathology of interstitial cystitis, possibly by reducing the local production of HB-EGF in the bladder. Therapeutics that modify this activity may be useful in the treatment of this condition. We recently exclusively licensed HB-EGF for interstitial cystitis as well as certain intellectual property around the development of drugs that inhibit APF.

Manufacturing and Supply

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our lead product candidates. We currently rely on a small number of third-party manufacturers and our collaboration partner, Toray, to produce our compounds for preclinical and clinical purposes and expect to do so for commercial production of these product candidates if they are approved for marketing.

TRK-820. Our collaboration partner Toray has responsibility under our collaboration agreement and related supply and quality agreements for the manufacture of all our requirements of TRK-820, both clinical and commercial, for all formulations at a predetermined price. Our agreement with Toray permits us to obtain TRK-820 from alternative sources in the event that Toray fails to meet its obligations to provide adequate supply or maintain adequate inventory within 12 months after notice from us. This clinical supply agreement will terminate in December 2015, unless earlier terminated upon our request, upon the termination of our related collaboration and license agreement with Toray, upon a breach by one of the parties or upon other customary events, including bankruptcy. In addition, the manufacture of TRK-820 requires the use of certain raw materials that are regulated by the World Health Organization and are available only from a single source. We believe we have, or can obtain from our existing sources, sufficient supplies of TRK-820 to conduct and complete our planned clinical trials of those product candidates. TRK-820 can be stored for at least three years without the need for repurification, and our agreement with Toray requires Toray to store an aggregate of at least a two-year supply of TRK-820 in multiple locations in order to minimize the risk of a supply disruption. However, if we experience problems with the supply of TRK-820, including the supply of the raw materials necessary for the manufacture of TRK-820, we may experience a significant delay in the completion of our current clinical trials or the commencement of new trials. We may have difficulty locating alternative contract manufacturers, or we may not be able to obtain such manufacturing on commercially reasonable terms.

AC-100. AC-100 is manufactured from readily available starting materials, using already established synthetic processes that are standard in the pharmaceutical industry. We currently rely on a contract manufacturer to produce our clinical supplies of AC-100 on a quote-by-quote basis and have experienced no supply shortages or other supply disruptions to date. We believe we have, or can obtain from our existing sources, sufficient supplies of AC-100 to conduct and complete our planned clinical trials of this product candidate. We believe that commercial supply agreements can be addressed in the future, as appropriate. However, if we experience problems with the supply of AC-100, we may experience a significant delay in the completion of our current clinical trials or the commencement of new trials. We may have difficulty locating alternative contract manufacturers, or we may not be able to obtain such manufacturing on commercially reasonable terms.

AC-200. We are currently evaluating various manufacturing processes for our preclinical product candidate, AC-200, which is a recombinant protein produced by genetically engineered cells designed specifically for biopharmaceutical production. We have a Manufacturing Agreement under which ICOS Corporation provides us with research quantities of AC-200 on a quote-by-quote basis, and a Non-Exclusive License Agreement with ICOS under which we are non-exclusively licensed to use certain proprietary ICOS technology in the development of a production system to manufacture AC-200. While neither we nor ICOS are obligated to do so, we may negotiate a clinical manufacturing agreement to order supplies from ICOS for clinical development of AC-200. We may need to select another vendor with larger production capacity for commercial supply. We do not have any plans to establish our own manufacturing site for AC-200 at this time. If we are not successful in developing a production system using the ICOS technology or other readily available technologies, or decide for other reasons to use a different manufacturing technology, our commercialization plans for this product candidate could be delayed or hindered.

Research and Development

We perform our research and development efforts through a combination of in-house work, collaborations at leading academic institutions and experienced contract research organizations, or CROs. We do not currently have a concerted drug discovery effort. We seek to opportunistically in-license new compounds from either early-stage programs at academic institutions or from clinical-stage programs at other pharmaceutical or biotech companies. We focus the majority of our research effort on expanding preclinical development of compounds, including mechanism of action, optimization of dosing regimen, formulation, and the assessment of activities in alternative, but related, indications and similar activities. We seek to identify new compounds of interest through a combination of efforts, including active searches in business or partnering meetings, active attendance and presentations at major scientific conferences, review of publications, extensive network of collaborators and by being approached by companies working in similar or related fields.

In order to accomplish the above tasks, the overall pharmacology efforts are led by our Director of Preclinical Development. Efforts for each preclinical or early-stage clinical project is led by an experienced scientist and support team. These teams are responsible for the actual conduct of studies in-house, the management of scientific collaborations at universities and scientific interactions with CROs. Each project is also supported by members of our chemistry, manufacturing and control, or CMC, team who are responsible for procuring material supply from our contract manufacturing organizations, or CMOs, supporting stability data, formulation development, analytical assay development and supply of project-specific reagents. Overall project management is accomplished by joint efforts of the lead scientist and an in-house project manager.

As the program approaches the development phase, more input from clinical operations, medical affairs, regulatory, manufacturing and quality are obtained. IND enabling (GLP) studies are conducted through CROs and managed by the lead scientist and a consulting toxicologist.

Development stage programs are managed through project teams and an in-house project manger. Development teams consist of core members for each major functional area, including medical affairs, clinical operations, project management, regulatory affairs, manufacturing, quality, preclinical development and business and product development. These teams are responsible for strategic decisions and managing external contract organizations for the conduct of preclinical studies, clinical studies and manufacturing to support the program. We engage consultants as needed to support these activities. The regulatory team is responsible for all FDA and foreign regulatory body submissions and interactions.

Since our inception, we have devoted significant resources to the identification and development of our product candidates. During 2003, 2004, 2005 and the six months ended June 30, 2006, we recorded $1.7 million, $4.0 million, $12.9 million and $6.3 million, respectively, in research and development expenses.

Sales and Marketing

We intend to build our own commercial infrastructure in the United States that will specialize in the sales and marketing of our therapeutic products for the renal market, if they receive regulatory approval. Both of our

TRK-820 and AC-200 product candidates are initially intended for dialysis patients, and because the U.S. dialysis market is relatively concentrated, we believe that we can effectively target it with a small, specialized sales force. We plan to begin by establishing a sales force for TRK-820 products, which we believe could also effectively sell future AC-200 products or other renal related products that we may commercialize. We intend to commercialize our TRK-820 products in other territories through our collaboration with Toray and to pursue a collaboration in order to commercialize our AC-200 products outside of the United States. If AC-200 were to become more broadly used by pre-dialysis CKD patients, we may seek a commercialization partner for AC-200 within the United States as well, given that such patients are not as concentrated as the initial dialysis patient market. We also intend to pursue strategic collaborations to commercialize AC-100 and other products on a worldwide basis for indications where the populations of treating professionals are large. We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our drug candidates, we must develop these capabilities internally or through collaborations with third parties.

Collaboration and License Agreements

Agreements with Toray

TRK-820 Collaboration and License Agreement

In June 2005, we entered into a collaboration agreement with Toray for the licensing and development of TRK-820, a novel therapeutic agent for uremic pruritus. Under the agreement we obtained certain rights to TRK-820 in North America, including the United States, Canada and Mexico and in Europe, including the European Union and Switzerland. This agreement expires after the payment obligations of both parties have been completed, but either party may terminate if the other party fails to use commercially reasonable efforts to develop and/or commercialize the products under the agreement or upon a material breach by one of the parties. Additionally, we may terminate this agreement at any time and for any reason, but such termination would not relieve us from our clinical development payment obligations in Europe.

North America. In North America, we hold an exclusive license to research, develop, make, use and sell any product formulation containing TRK-820 for all human therapeutic uses. In consideration for the North American license, we paid a technology access fee to Toray of $1.0 million. We also recognized a milestone expense of $1.0 million upon the filing of an investigational new drug application, or IND, in 2005. We are obligated to make future milestone payments to Toray of up to $17.5 million based primarily upon regulatory approvals in North America for current and any future products under development. We are also obligated to make royalty payments to Toray, calculated on net product sales through the term of the agreement.

Europe. In Europe, we hold a co-exclusive license with Toray to research, develop, make, use and sell intravenous formulations of TRK-820 for all human therapeutic uses. These rights may be converted to an exclusive commercial license, if we elect to assume responsibility for commercializing TRK-820 products in Europe at a specified time prior to completion of the Phase III trial in Europe, and subject to our obligation to pay specified royalties to Toray. We have also been granted certain rights with respect to oral or topical formulations of TRK-820 in Europe. In consideration for the European license, we paid a technology access fee to Toray of $1.5 million. We are also obligated to make future milestone payments of up to $15.0 million based upon regulatory approvals in Europe for current and any future products under development. We are also funding 50% of the Phase III clinical development cost in Europe, up to $9.0 million. If we elect to commercialize injectable products on an exclusive basis, royalty payments based on net product sales will be due to Toray through the term of the agreement. If we elect not to commercialize independently, we and Toray will share the proceeds generated from any third-party license agreement.

AC-200 Development and License Agreement

In June 2006, we entered into a development and license agreement with Toray for AC-200, our preclinical candidate under investigation for the treatment of hyperphosphatemia. Under this agreement, we have granted

Toray an exclusive license to AC-200 in Japan. We will maintain primary development responsibility for the AC-200 program, and Toray will make research and development payments to us over the three-year term of the agreement. The contractual research and development payments to be made by Toray are based on fixed periodic amounts over the life of the agreement. Either party may terminate this agreement if the other party materially breaches the agreement. At Toray’s request during this term, the parties may negotiate additional commercial terms related to a separate commercial license.

Exclusive License from University College London

In April 1999 we entered into a collaboration and license agreement with University College London, or UCL, for the licensing and development of AC-200. Under the agreement, we obtained a worldwide exclusive license to research, develop, make, use or sell any product formulation containing AC-200. We sponsored UCL’s research of AC-200 for a two year period from April 1999 to April 2001, in an aggregate amount of approximately $715,000, and we are obligated to pay UCL milestone payments relating to product candidates entering Phase III of clinical studies and the commercial launch of resulting products. Under this agreement, we potentially could pay aggregate milestone payments of up to approximately $1.9 million to UCL relating to the clinical and commercial progress of AC-200 products for the treatment of hyperphosphatemia. We also potentially may become obligated to pay UCL additional milestone payments relating to the treatment of other indications that we are not currently pursuing. We are also obligated to pay UCL royalties arising from the sales of AC-200 and any other products subject to the agreement calculated on net product sales through the term of the agreement, as well as a share of any third-party sublicense fees paid to us. This agreement terminates upon the expiration date of the last licensed patent that arises from the agreement, but either party may terminate earlier if the other party breaches the agreement. While UCL retains the ownership rights to certain licensed patents, we jointly own, with UCL, any patents or patent applications where we have made an inventive contribution. We also are entitled to file for patent protection for any invention arising out of the research we fund for UCL.

Patents and Proprietary Rights

As a biopharmaceutical company focused on the development and commercialization of innovative products, we seek to broadly patent the compositions, formulations, methods, use and process related to the compounds we are developing, as well as related technologies. We also endeavor to patent any improvement around the compounds that we develop in order to extend the period of protection.

Because most of our product candidates were initially discovered or invented by parties other than us, including academic institutions, the majority of the existing patents and patent applications covering our compounds are owned by these other parties. However, we typically either receive an assignment to the intellectual property, as sole owner, or an exclusive license to research, develop, make, use and sell the intellectual property claimed by the patents for worldwide or specific geographic territories of our commercial interest. Further, in the event that we receive a license, we generally obtain the right to be in charge of the prosecution of the licensed patents on behalf of the licensor or the right to provide reasonable input in the prosecution strategy and process of the licensed patents.

In the aggregate, as of June 30, 2006, we own or hold exclusive commercial rights to 17 issued U.S. patents, 15 issued foreign patents, as well as 13 U.S. and 59 foreign pending applications.

Intellectual Property Related to TRK-820

Our TRK-820 product candidate is covered by several issued patents and pending patent applications in the United States and Europe. These patents and patent applications cover composition, method of use and formulation of TRK-820. As of June 30, 2006, several key patents in these two territories that we have licensed from Toray have been issued and were in force. These patents are owned, prosecuted and maintained by Toray, which has granted us a license that is co-exclusive with Toray in Europe during the development phase, may become exclusive in Europe if we are assigned responsibility for commercialization in that region and is exclusive in North America, with expiration dates ranging from 2012 to 2017.

Intellectual Property Related to AC-100

Our AC-100 product candidate is covered by several families of patent applications owned by us. These patents were assigned to us by the inventors, who conducted their research under our sponsorship or were our employees. As of June 30, 2006, the first U.S. patent had been issued, with an expiration date of 2021. We are prosecuting other pending patent applications covering composition, method of use and formulation in the United States and foreign jurisdictions.

Intellectual Property Related to AC-200

Our AC-200 product candidate is covered by several families of patents and patent applications. We licensed two patent families from University College London under a worldwide exclusive license agreement, and we are prosecuting these patents on behalf of the university. As of June 30, 2006, two U.S. patents and three foreign counterparts had been issued, with expiration dates ranging from 2018 to 2019, and several additional U.S. and foreign applications were pending.

Intellectual Property Related to Other Product Candidates

All of our other product candidates are protected by several issued and pending U.S. and foreign patent applications, with expiration dates ranging from 2016 to 2025.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications will result in the issuance of any patents. Moreover, an issued patent does not guarantee us the right to practice the patented technology or commercialize the patented product. Third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our patented technology. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products during the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our products. To date, our patents and those under which we are exclusively licensed have not been challenged by a third party, and we do not know whether, if challenged, they will be found to be valid and enforceable or how broadly their claims would be interpreted. As a result, we do not know how much practical protection our patent rights will afford us. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. Under the Hatch-Waxman Act in the United States, and similar laws in Europe, there are opportunities to extend the term of a patent for up to five years. However, we cannot assure you that we would be able to obtain such extensions.

The biotechnology and biopharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. During the time our clinical investigational drugs are in clinical trials, and prior to commercialization, we believe our current clinical activities fall within the scope of the exemptions related to developing information for submission to the FDA. As our clinical investigational drugs progress toward commercialization, the possibility of a patent infringement claim against us increases. While we attempt to ensure that our active clinical investigational drugs and the methods we employ to manufacture them and the methods for their use do not infringe other parties’ patents and other proprietary rights, competitors or other parties may assert that we infringe their proprietary rights.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information by requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from using third-party trade secret or other confidential information in their work. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or proprietary materials.

Competition

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase. While we believe that our knowledge, experience and scientific resources provide us with several advantages, we compete with commercial enterprises, academic institutions, government agencies and private research organizations. Any products that we may develop and commercialize successfully will compete with approved therapies, therapies currently in development and therapies that may become available in the future.

Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than we do. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these organizations to recruit scientists and clinical development, operations, commercialization and management personnel. Our ability to compete successfully will depend largely on our ability to leverage our position and experience to:

•	identify and develop new therapies that are superior to other products in the market;

•	attract qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection for our novel therapies and technologies;

•	obtain required regulatory approvals; and

•	collaborate with pharmaceutical and biotechnology companies and academic institutions in the development and commercialization of new therapies.

Our competitors may succeed in developing products that are more effective, have fewer side effects and are safer or more affordable than our product candidates, which would render our product candidates less competitive or noncompetitive. Moreover, competitors that are able to achieve patent protection, obtain regulatory approvals and commence commercial sales of their products before we do, and competitors that have already done so, may enjoy a significant competitive advantage. Our ability to compete may be affected because insurers or other third-party payors may seek to encourage the use of generic products, thereby making branded products less attractive to buyers.

If any of our product candidates are approved, they will compete with currently marketed drugs and potentially with other product candidates that are currently in development for the same indications. Further, existing therapies and yet to be approved therapies may have utility in treating these indications and could be used off-label by physicians. Competition for our product candidates could come from companies and products alike, including those representative companies and therapeutics listed by product candidate category below:

•	TRK-820 for Uremic Pruritus. There are currently no FDA approved therapies to treat uremic pruritus. We believe that TRK-820 is the only product candidate in clinical trials with the stated indication focus of uremic pruritus. Creams and lotions are often used with limited benefit as are antihistamines and other anti-pruritics.

•	Representative Companies: Pfizer Consumer Healthcare, Novopharm Ltd., UCB Pharma, Inc.

•	Representative Therapeutics: Benadryl (diphenhydramine), Atarax (hydroxyzine).

•	AC-100 for Dental Applications. The development and commercialization of dental products is highly competitive and the dental industry has relatively high barriers to entry. For dental applications, AC-100 is a totally new approach to dental therapy and would compete with many products designed to protect teeth during or after dental restoration procedures.

•	Representative Companies: Dentsply International Inc., GC America Inc., Kerr Corporation, Ivoclar Vivadent AG.

•	Representative Products: calcium hydroxide, liners, Dycal.

•	AC-100 for Oral Bone Regeneration Applications. The development and commercialization of dental products is highly competitive and the dental industry has relatively high barriers to entry. For oral bone regeneration applications, AC-100 would be a new entrant in an evolving field. Established products include medical devices and biomaterials designed to fill periodontal or oral bone defects helping facilitate bone regeneration. Newer products include therapeutics to further stimulate the regeneration of new bone.

•	Representative Companies: Biomet Inc./3i, Dentsply, Exactech, Inc., Geistlich AG, Medtronic, Nobel Biocare AB, Osteotech, Inc., Regeneration Technologies, Inc., Straumann AG, Sybron Dental, Inc., Zimmer Dental Inc.

•	Representative Products: freeze dried bone allograft, demineralized bone matrix, beta tri-calcium phosphate, BioOss, Emdogain, GEM-21S, InFuse.

•	AC-100 for Orthopedic Applications. The development and commercialization of orthopedic products is highly competitive and the orthopedic industry has relatively high barriers to entry. For orthopedic applications, AC-100 would be a new entrant in an evolving field. Established products include medical devices and biomaterials designed to fill orthopedic bone defects and help facilitate bone regeneration. Newer products include therapeutics to further stimulate the regeneration of new bone, especially bone morphogenic proteins, or BMPs. Several clinical stage products are also in development to treat orthopedic applications.

•	Representative Companies: Biomet, DePuy Orthopedics, Inc., Medtronic, Smith & Nephew, Inc., Stryker, Zimmer

•	Representative Products: various biomaterials, InFuse, OP-1

•	AC-200 for Hyperphosphatemia. The development and commercialization of renal products is specialized. AC-200 would be a new entrant, and based on today’s products, would have a novel mechanism of action to treat hyperphosphatemia. Several clinical stage products targeting this disease are also in development. Follow-on indications would compete with various products targeting metabolic conditions associated with CKD patients.

•	Representative Companies: Genzyme, Nabi Biopharmaceuticals, Shire

•	Representative Products: Fosrenol, Renagel, PhosLo

•	Therapies for Interstitial Cystitis. There are currently few options for the treatment of interstitial cystitis. Most provide limited benefit for a short period of time. A variety of programs in clinical development have been identified.

•	Representative Companies: Ortho-McNeil, Inc.

•	Representative Products: DMSO instillation, Elmiron

The key competitive factors affecting the success of all of our product candidates over the long-term are likely to be their time of approval, safety, efficacy, convenience and price.

Governmental Regulation and Product Approval

The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries.

U.S. Regulation—NDA and BLA Approval Process

Before any of our products can be marketed in the United States, they must receive approval by the FDA. In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug and Cosmetic Act and, in the case of biologics, also under the Public Health Service Act, and implementing regulations. A new drug will follow the New Drug Application, or NDA, route for approval, and a new biologic will follow the Biologics License Application, or BLA, route for approval. To obtain approval from the FDA, any drug or biologic we develop must undergo rigorous preclinical testing and clinical trials that demonstrate the product candidate’s safety and effectiveness for each chosen indication for use. This extensive regulatory process controls, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products.

In general, the process required by the FDA before investigational drugs or biologics may be marketed in the United States involves the following steps:

•	cGMP manufacturing process development of the investigational drugs;

•	preclinical laboratory and animal tests;

•	submission of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of an NDA, BLA, or, for subsequent indications, an appropriate supplement.

Preclinical Manufacturing and Testing

In the United States, product candidates are tested in animals until adequate proof of safety is established. These preclinical studies generally evaluate the mechanism of action of the product and assess the potential safety and efficacy of the product. Tested compounds must be produced according to applicable current good manufacturing practice (cGMP) requirements and preclinical safety tests must be conducted in compliance with FDA and international regulations regarding good laboratory practices (GLP). The results of the preclinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an investigational new drug application, or IND, which must become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension or raises concerns about the conduct of the clinical trials as outlined in the application. If the FDA has any concerns, the sponsor of the application and the FDA must resolve the concerns before clinical trials can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development, and the FDA must grant permission for each clinical trial to start and continue. Regulatory authorities may require additional data before allowing the clinical studies to commence or proceed from one phase to another and could demand that the studies be discontinued or suspended at any time if there are significant safety issues. Furthermore, an independent institutional review board (IRB) for each medical center proposing to participate in the conduct of the clinical trial must review and approve the clinical protocol and patient informed consent before the center commences the study.

Clinical Trials

Clinical trials for new drug product candidates are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the product candidate into human volunteers, the emphasis is on testing for safety, adverse effects, dosage, tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the drug candidate for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a product candidate shows evidence of effectiveness and is found to have an acceptable safety profile in Phase II evaluations, pivotal Phase III trials are undertaken to more fully evaluate clinical outcomes and to establish the overall risk/benefit profile of the drug and, if appropriate, to provide an adequate basis for product labeling. During all clinical trials, physicians will monitor patients to determine effectiveness of the drug candidate and to observe and report any reactions or safety risks that may result from use of the drug candidate. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk.

Data Review and Approval

The data from the clinical trials, together with preclinical data and other supporting information that establishes a product candidate’s efficacy and safety, are submitted to the FDA in the form of a new drug application, or NDA, or NDA supplement (for approval of a new indication if the product candidate is already approved for another indication). Under applicable laws and FDA regulations, each NDA submitted for FDA approval is given an internal administrative review within 60 days following submission of the NDA. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal substantive review goals of six months for priority NDAs (for drugs addressing serious or life threatening conditions for which there is an unmet medical need) and ten months for regular NDAs. The FDA, however, is not legally required to complete its review within these periods, and these performance goals may change over time. The FDA’s review of a NDA may involve review and recommendations by an independent FDA advisory committee. The FDA may deny approval of a NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval.

Satisfaction of FDA requirements or similar requirements of state, local, and foreign regulatory agencies typically takes several years and requires the expenditure of substantial financial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the process. Accordingly, the actual time and expense required to bring a product to market may vary substantially. We cannot assure you that we will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit, or prevent regulatory approval. Success in early stage clinical trials does not ensure success in later stage clinical trials. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages, or have conditions placed on them that restrict the commercial applications, advertising, promotion, or distribution of these products.

Post-Approval Requirements

Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA may also request additional clinical trials after a product is approved. These so-called Phase

IV studies may be made a condition to be satisfied after a drug receives approval. The results of Phase IV studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system. Any products manufactured or distributed by us pursuant to FDA approval would be subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug. Furthermore, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

The FDA closely regulates the marketing and promotion of drugs. Approval may be subject to post-marketing surveillance and other record keeping and reporting obligations and involve ongoing requirements. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. However, the FDA does restrict manufacturers’ communications on the subject of off-label use.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. These circumstances are an inability to supply the drug in sufficient quantities or a situation in which a new formulation of the drug has shown superior safety or efficacy. This exclusivity, however, also could block the approval of our product for seven years if a competitor obtains earlier approval of the same drug for the same indication.

Toray has obtained orphan drug designation of TRK-820 in Europe for the treatment of uremic pruritus, under which we will have marketing exclusivity for the use of TRK-820 for that indication for a period of ten years. We have also filed for orphan drug designation for TRK-820 in the United States and may apply for orphan drug status for other product candidates. Obtaining FDA approval to market a product with orphan drug exclusivity may not provide us with a material commercial advantage.

U.S. Regulation—Regulation of Combination Products

We may seek approval for certain AC-100 product applications for treatment of periodontal defects or for orthopedic applications as a combination product, which potentially could be approved via a premarket approval application, or PMA. A PMA must be supported by extensive data including, but not limited to, technical, preclinical and clinical studies, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the combination product. The PMA must also contain a full description of the combination product, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. The FDA can also impose restrictions on the sale, distribution or use of combination product at the time of their approval, or subsequent to marketing.

Foreign Approvals

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

The policies of the FDA and foreign regulatory authorities may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our investigational drugs or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Other Government Regulation

Our research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. In addition, regulatory and law enforcement agencies, such as the Department of Health and Human Services’ Office of Inspector General, the U.S. Drug Enforcement Agency, the U.S. Department of Justice and the Federal Trade Commission, monitor and investigate pharmaceutical and medical device sales, marketing and other practices. We are also subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations.

Pharmaceutical Pricing and Reimbursement

Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of healthcare costs. The adoption of any federal or state healthcare reform measures or future private sector reforms could further limit reimbursement for medical products.

In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective.

Employees

As of June 30, 2006, we had 35 employees located in the United States and Japan, most of whom are specialists in one or more aspects of the research and development of therapeutic products from the preclinical stage through commercialization. Of this total, 26 employees were engaged in research and development, and our remaining employees are management and administrative staff. None of our employees is subject to a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our principal executive offices are located in a leased facility in Hayward, California, consisting of approximately 17,132 square feet of office space, under a seven-year lease that expires in 2011, with an option to extend until 2014. This facility accommodates our principal development, administrative and finance activities.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Legal Proceedings

We are not currently involved in any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth certain information about our executive officers, key employees and directors:

Name	Age	Position
Yoshinari Kumagai	49	President, Chief Executive Officer and Director
David M. Rosen, Ph.D.	51	Senior Vice President, Research and Development
Sarbani Bhaduri, M.D.	43	Vice President, Medical Affairs
Jere Fellmann, Ph.D.	54	Vice President, Clinical Operations and Project Management
Patrick M. Murphy	52	Vice President, CMC and Operations
John J. Buckley	45	Chief Financial Officer
Donna Kato	51	Senior Director, Regulatory Affairs
Keith F. Lenden	33	Senior Director, Business Development
R. Scott Greer (1)	47	Chairman of the Board of Directors
Daniel F. Hoth, M.D. (2)(3)	60	Director
Howard W. Robin (2)(3)	53	Director
Hatsushi Shimizu, Ph.D. (3)	44	Director
Tom Smart (1)(2)	42	Director
Akihiro Watanabe (1)	47	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance and Nominating Committee

Yoshinari Kumagai, our founder, has served as our President, Chief Executive Officer and a director since our inception in May 1992. As President and Chief Executive Officer, Mr. Kumagai oversees our business operations and carries out the strategic plans and corporate policies established by our board of directors. Prior to founding Acologix, from 1988 to 1992, Mr. Kumagai served as General Manager of Research and Development, Corporate Secretary and Treasurer of Gemini Science, Inc. Previously, Mr. Kumagai worked for Kirin-Amgen, Inc., a joint venture between Kirin Brewery Co., Ltd. and Amgen, Inc. Mr. Kumagai was also an interim board member of the La Jolla Institute for Allergy and Immunology and played key roles when the institute started its operation in 1989. Mr. Kumagai graduated from Waseda University, School of Science and Engineering with a B.S. in Chemical Engineering.

David M. Rosen, Ph.D., has served as our Senior Vice President, Research and Development since April 2006 and, prior to that, from August 2002 to March 2006, as our Vice President, Research and Development. Dr. Rosen oversees all of our exploratory, discovery, preclinical and clinical research and development activities. Previously, from March 1999 to July 2002, Dr. Rosen served as Vice President of Operations for Hyseq Pharmaceuticals. Dr. Rosen has also held key research and development management and executive positions in public biopharmaceutical companies such as Collagen Corporation and Celtrix Pharmaceuticals. Dr. Rosen earned a B.S. and Ph.D. in Biochemistry from the University of California, Riverside.

Sarbani Bhaduri, M.D., has served as our Vice President, Medical Affairs since September 2005. In this position, Dr. Bhaduri’s responsibilities include the oversight, management and strategic planning of our clinical programs worldwide. From September 2002 to September 2005, Dr. Bhaduri served as the Nephrology Franchise Associate Medical Director for Ortho Biotech, a subsidiary company of Johnson and Johnson. Prior to joining Ortho Biotech, Dr. Bhaduri served as the Division Head of Nephrology and Medical Director of Kidney/Pancreas Transplantation at Scripps Clinic and Research Institute from July 1999 to September 2002. Dr. Bhaduri has a B.S. in Biology and an M.S. in Microbiology from University of Texas at El Paso and an M.D. from Texas Tech University, School of Medicine.

Jere Fellmann, Ph.D., has served as our Vice President, Clinical Operations and Project Management since June 2005 and previously served as Senior Director, Clinical Operations and Project Management from December 2004 to June 2005 and as Senior Director, Project Management from October 2004 to December 2004. In this position, Dr. Fellmann is responsible for the development strategy of our drug candidates and oversees and executes our clinical development strategy by planning, directing and designing pivotal trials and ensuring that the efficient and effective progress of protocol development and clinical trials are met. Prior to joining Acologix, Dr. Fellmann served as Vice President of Clinical Operations for Eunoe, Inc. from March 2000 to October 2004. Previously, Dr. Fellmann held key executive positions in clinical operations and research and development with companies such as Nycomed, Inc., Neurex, Inc., Elan Pharmaceuticals, Inc., Symyx Technologies, Inc. and Eunoe, Inc. Dr. Fellmann earned a B.S. in Chemistry from the University of California, Berkeley and a Ph.D. in Inorganic/Organometallic Chemistry from the Massachusetts Institute of Technology.

Patrick M. Murphy has served as our Vice President, CMC and Operations since May 2005. Mr. Murphy is responsible for oversight, management and strategic planning for process development, quality assurance and control as well as manufacturing activities. Mr. Murphy served as a consultant to Abgenix from September 2005 to February 2006 and prior to that, from May 2000 to August 2005, as Vice President of Manufacturing and Senior Vice President, Production Services. Previously, Mr. Murphy spent 19 years at Genentech, Inc., in various positions, with increasing responsibilities, including Director of Strategic Operations and Director of Biochemical Manufacturing. Mr. Murphy received a B.S. degree in Biochemistry from the State University of New York at Binghamton.

John J. Buckley has served as our Chief Financial Officer since March 2006. Mr. Buckley oversees all of our finance and accounting functions, corporate planning, tax, treasury operations, investor relations, corporate development, risk management and development of internal audits. Prior to joining us, Mr. Buckley was a Partner with JWB Partners from March 2004 to February 2006. Mr. Buckley previously served as the Chief Financial Officer of The Dr. Spock Company from October 1999 to February 2004. Prior to that, Mr. Buckley was with Ernst & Young LLP from September 1982 to March 1998, most recently as a Partner and as the Director of the Pacific Northwest Life Sciences Practice. Mr. Buckley received his B.B.A. in Accounting from the University of Wisconsin—Whitewater and is a Certified Public Accountant.

Donna Kato has served as our Senior Director of Regulatory Affairs since September 2005. Ms. Kato provides regulatory direction for the overall development of our products and is responsible for our regulatory affairs and drug safety reporting. In addition to her work with Acologix, since 1995, Ms. Kato has served as President of Regulatory Professionals, a consulting company that assists pharmaceutical companies with both drug and biologic regulatory affairs. Ms. Kato has worked in the field of regulatory affairs since 1987, holding key regulatory positions both at Syntex Corporation and Celtrix Pharmaceuticals, Inc. Ms. Kato received her B.S. degree in Biochemistry from University of California, Davis and her M.B.A. from Santa Clara University.

Keith F. Lenden has served as our Senior Director of Business Development since June 2005 and previously served as our Director of Business Development from October 2004 to June 2005. Mr. Lenden leads our business and strategic development functions, managing activities related to out-licensing our programs in bone, dental and renal indications and pursuing strategic in-license opportunities. From December 2001 to September 2004, Mr. Lenden was Director of Business Development at Genteric, Inc., a start-up biotechnology company. Prior to his work at Genteric, Inc., in January 2000 Mr. Lenden co-founded Alkera/Optimal Auctions where he served as Vice President, Strategy/Business Development until June 2001. From August 1995 to August 1999, Mr. Lenden was a Consultant with LEK Consulting specializing in strategy, business development and M&A transactions for leading biotechnology companies. Mr. Lenden has a B.A. in Engineering from Dartmouth College, a B.E. in Environmental Chemistry from Thayer School of Engineering, Dartmouth College and an M.B.A. from the Haas School of Business, University of California, Berkeley.

R. Scott Greer has served as Acologix’s Chairman of the Board since December 2003 and as a director since May 2000. Since June 2004, Mr. Greer has served as Managing Director of Numenor Ventures, LLC, a venture capital firm. Since July 2003, Mr. Greer has served as Chairman of the Board of Sirna Therapeutics, Inc. From

2000 through April 2006, he was Chairman of the Board of Abgenix, Inc. and served as a director of Abgenix since 1996, which Mr. Greer co-founded and for which he served as Chief Executive Officer from June 1996 through May 2002. Prior to Abgenix’s formation, Mr. Greer held senior management positions at Cell Genesys, Inc., including Senior Vice President, Corporate Development and Chief Financial Officer and various positions at Genetics Institute, Inc. Mr. Greer received a B.A. in Economics from Whitman College and an M.B.A. degree from Harvard University. Mr. Greer is also a Certified Public Accountant.

Daniel F. Hoth, M.D., has served as a director since November 2001. Since January 2002, Dr. Hoth has served as President of Hoth Consulting providing consulting services to the pharmaceutical and biotech industry in drug development and clinical trials. Prior to founding Hoth Consulting, Dr. Hoth served as Senior Vice President, Development and Chief Medical Officer of Axys Pharmaceuticals, Inc. from May 2000 to December 2001. Dr. Hoth has also served as Senior Vice President and Chief Medical Officer at Cell Genesys, Inc. and as Director, Division of AIDS at the National Institute of Allergy and Infectious Disease. Dr. Hoth also worked as Chief, Investigational Drug Branch at the National Cancer Institute. Before his work at the National Cancer Institute, Dr. Hoth was on the faculty of the Georgetown University School of Medicine. Dr. Hoth has a B.A. in Psychology from Franklin and Marshall College and an M.D. from Georgetown University School of Medicine.

Howard W. Robin has served as a director since February 2006. Mr. Robin joined Sirna Therapeutics, Inc. as Chief Operating Officer and President in January 2001 and has served as Chief Executive Officer and President since July 2001. Prior to joining Sirna Therapeutics, Mr. Robin had a twenty-year career at Berlex Laboratories, Inc., holding various executive positions including Vice President of Finance and Business Development and Chief Financial Officer and Corporate Vice President. Mr. Robin earned a B.S. in Accounting and Finance from Fairleigh Dickinson University.

Hatsushi Shimizu, Ph.D., has served as a director since March 1996. Dr. Shimizu is a patent attorney and the President and Chief Executive Officer of the Shimizu International Patent Office which specializes in biotechnology and pharmaceutical intellectual properties. From April 1987 to March 1992, Dr. Shimizu was an examiner at Japan Patent Office (JPO) where he specialized in biotechnology patents. He is also a visiting professor at University of Tokyo, Department of Medical Genome Sciences, and teaches a number of classes at other universities. Dr. Shimizu holds a Bachelors degree, Masters degree and Ph.D. in Pharmacology from University of Tokyo.

Tom Smart has served as a director since March 2004. Since August 2003, Mr. Smart has served as Vice President of Business Development at XOMA (US) LLC. and is responsible for leading its licensing and collaboration initiatives. Prior to joining XOMA, from March 1995 to April 2003 Mr. Smart served on GenVec, Inc.’s senior management team, most recently as Senior Vice President of Corporate Development, and was responsible for directing the company’s business development, intellectual property and contracting functions. Prior to his tenure at GenVec, he held various business development and strategic planning positions with several biotechnology and pharmaceutical companies, including Cell Genesys, Inc., G.D. Searle and Genetics Institute, Inc. Mr. Smart received a B.S. in Biological Sciences from Cornell University and an M.B.A. in finance and marketing from the University of Chicago, Graduate School of Business.

Akihiro Watanabe has served as a director since August 2004. Mr. Watanabe has served as Chief Executive Officer of GCA Corporation, a mergers and acquisitions advisory firm in Japan, since April 2004. Prior to GCA Corporation, Mr. Watanabe served as Chief Executive Officer of Global Corporate Advisors, from March 2002 to March 2004 and as a Managing Partner at KPMG Corporate Finance from August 1994 to February 2002. Mr. Watanabe is a Certified Public Accountant in both Japan and the United States. Mr. Watanabe holds a Masters Degree in Accounting from Chuo University.

Board Composition

Our board of directors is currently composed of seven members, including six non-employee members and our current President and Chief Executive Officer, Yoshinari Kumagai. Our directors serve one-year terms and are subject to reelection at each annual meeting of stockholders.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. Our board of directors has adopted written charters governing these committees, copies of which may be accessed on our website. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee. Our audit committee is chaired by Akihiro Watanabe, and also includes R. Scott Greer and Tom Smart, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the SEC. Our board of directors has determined that Mr. Watanabe qualifies as an audit committee financial expert. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements and regulatory filings regarding our results of operations;

•	preparing the report that the SEC and the Tokyo Stock Exchange/Financial Services Agency in Japan, or FSA, requires in our annual proxy statement; and

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

Compensation Committee. Our compensation committee consists of Tom Smart (chair), Daniel F. Hoth and Howard W. Robin, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the SEC. This committee’s purpose is to assist our board of directors in determining the compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	reviewing and recommending compensation and benefit plans for our executive officers and compensation policies for members of our board of directors and board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting, or recommending to the board of directors, performance goals for our officers and reviewing their performance against these goals;

•	evaluating the competitiveness of our executive compensation plans; and

•	preparing the report that the SEC and FSA require in our annual proxy statement.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Daniel F. Hoth (chair), Howard W. Robin and Hatsushi Shimizu, each of whom our board of directors has determined is independent. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Research and Development Committee. Our research and development committee consists of Daniel F. Hoth (chair), Yoshinari Kumagai, Howard W. Robin and Tom Smart. This committee’s purpose is to assist our board of directors in monitoring the progress of our clinical and preclinical development activities.

Compensation Committee Interlocks and Insider Participation

Our board of directors as a whole has performed the functions that will be delegated to the compensation committee. None of the members expected to serve on our compensation committee is one of our officers or employees. No member of our board of directors and no member expected to serve on our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Director Compensation

We have implemented a policy regarding the compensation of non-employee members serving on our board of directors. Each of our directors, other than Mr. Kumagai, currently qualifies for compensation under this policy. Beginning in 2007, all qualifying board members will be entitled to receive $15,000 per year of service, $2,000 for each board of directors meeting attended and $1,000 for each board of directors committee meeting attended. All qualifying board members will also receive an initial option grant for the purchase of 50,000 shares of common stock upon the commencement of service on the board of directors, vesting over four years, and an additional option grant for the purchase of 25,000 shares of common stock for each year of service on the board of directors, vesting over one year. The exercise prices of all options granted pursuant to our director compensation policy is equal to the fair market value of our common stock on the date of grant. The chairperson of the board of directors will receive an additional $60,000 for each year of service, the chairperson of the audit committee will receive an additional $10,000 for each year of service and the chairpersons of all other committees will receive an additional $7,500 for each year of service. Board members will have the option to receive restricted shares of common stock in lieu of all or a portion of their applicable cash retainer fees, at a conversion rate of one-to-one.

Code of Conduct and Ethics

Our board of directors has adopted a Code of Conduct and Ethics applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers. Our Code of Conduct and Ethics may be accessed on our website.

Executive Compensation

The following table summarizes the compensation earned by, or awarded or paid to, our Chief Executive Officer and each of our other executive officers whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2005. We refer to these officers in this prospectus as our named executive officers.

Summary Compensation Table

	2005 Annual Compensation			Long-Term Compensation
Name and Principal Position (1)	Salary	Bonus (2)	Other Compensation (3)	Securities Underlying Options
Yoshinari Kumagai President and Chief Executive Officer	$274,699	$75,000	$6,204	—

David M. Rosen, Ph.D. Senior Vice President, Research and Development	$219,690	$24,750	6,692	263,500

Jere Fellmann, Ph.D. Vice President, Clinical Operations and Project Management	$189,318	$20,336	15,720	264,500

Patrick M. Murphy Vice President, CMC and Operations	$147,074	$14,570	9,848	280,000

(1)	Mr. Murphy joined us in May 2005. In addition, our Chief Financial Officer, John J. Buckley, joined us in March 2006 at an annual salary of $235,000 and received options to purchase 475,000 shares of our common stock, and our Vice President, Medical Affairs, Sarbani Bhaduri, M.D., joined us in September 2005 at an annual salary of $245,000 and received options to purchase 251,000 shares of our common stock.
(2)	We occasionally pay bonuses in the year following the year in which they were earned. Bonus amounts presented represent employee performance bonuses and are reported for the year in which they were earned, though they may have been paid in the following year.
(3)	Represents health and life insurance premiums.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to stock options granted to our named executive officers during the year ended December 31, 2005, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually, minus the applicable per share exercise price. These assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of our future common stock price. We cannot assure you that any of the values in the table will be achieved. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock and overall stock market conditions. The assumed 5% and 10% rates of stock appreciation are based on the assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus. The percentage of total options granted is based upon an aggregate of 1,810,380 shares of common stock subject to options we actually granted to employees, directors and consultants during 2005.

Individual Grants
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in Last Fiscal Year		Exercise Price Per Share		Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
							5%	10%
Yoshinari Kumagai	—	—			$—	—	$—	$—

David M. Rosen, Ph.D.	63,000 100,000 100,500	3.5 5.5 5.6	% % %	$ $ $	0.33 0.33 0.35	2/04/15 6/06/15 12/17/15

Jere Fellmann, Ph.D.	164,000 100,500	9.1 5.6	% %	$ $	0.33 0.35	6/06/15 12/17/15

Patrick M. Murphy	180,000 100,000	9.9 5.5	% %	$ $	0.33 0.33	5/20/15 6/06/15

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows, for each of our named executive officers, the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2005. None of our named executive officers acquired shares upon exercise of stock options during 2005. The value realized and the value of unexercised in-the-money options at December 31, 2005 is based on the assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options granted to our named executive officers were granted under our Amended and Restated 2000 Incentive Stock Plan.

	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Yoshinari Kumagai	—	—	$	$
David M. Rosen, Ph.D.	451,500	—
Jere Fellmann, Ph.D.	380,500	—
Patrick M. Murphy	280,000	—

Change of Control Arrangements

In May 2006, our board of directors authorized a form of change of control agreement for each of our current and future officers of a level of Vice President and above. The change of control agreement provides that in the event the employee is terminated without cause, or is constructively terminated, within 12 months of a change of control of Acologix (including a merger or sale of assets), 100% of all unvested stock rights as of such date will become fully vested on the termination date. In this event, the officer will also receive continued salary and benefits for 24 months following the termination date in the case of our Chief Executive Officer, and 12 months following the termination date in the case of other covered officers. For purposes of this agreement, “stock rights” means all options or rights to acquire shares of our common stock and includes all options granted under our Amended and Restated 2000 Incentive Stock Plan and 2006 Equity Incentive Plan. Each of our current and future officers of a level of Vice President and above has or will have entered into a change of control agreement with these terms or will enter into such agreement at the time such person is hired, as applicable.

Employee Benefit and Stock Plans

Amended and Restated 2000 Incentive Stock Plan

Our Amended and Restated 2000 Incentive Stock Plan was adopted by our board of directors and approved by our stockholders in April 2000. Our Amended and Restated 2000 Incentive Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options, stock grants and stock purchase rights to our employees, directors and consultants. As of June 30, 2006, options to purchase 3,749,168 shares of common stock were outstanding, 130,368 shares were available for future grant under this plan and 196,514 shares issued pursuant to the exercise of options were subject to our right of repurchase.

We will not grant any additional awards under our Amended and Restated 2000 Incentive Stock Plan following this offering. Instead we will grant options under our 2006 Equity Incentive Plan. However, our Amended and Restated 2000 Incentive Stock Plan will continue to govern awards granted thereunder following this offering.

Our Amended and Restated 2000 Incentive Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the award as to all of the shares subject to the award, including shares that would not otherwise be exercisable, for a period of three months from the date of notice. The award will terminate upon the expiration of the three-month period. In addition, if an optionee or restricted stock purchaser under our Amended and Restated 2000 Incentive Stock Plan is involuntarily terminated during a six-month period following a change of control of Acologix, the optionee’s rights to purchase optioned stock will become immediately fully vested and fully exercisable, and our rights to repurchase a purchaser’s restricted stock will lapse in their entirety on an accelerated basis.

2006 Equity Incentive Plan

Our board of directors approved our 2006 Equity Incentive Plan in July 2006. The stockholders approved this plan in August 2006. Our 2006 Equity Incentive Plan will become effective upon the completion of this offering and will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent or subsidiary corporations’ employees and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

The share reserve under the 2006 Equity Incentive Plan will initially consist of 10,000,000 shares of our common stock plus any shares that have been reserved but not issued under our Amended and Restated 2000 Incentive Stock Plan as of the effective date of this offering. Any shares that would otherwise return to our

Amended and Restated 2000 Incentive Stock Plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued thereunder will become available for issuance under the 2006 Equity Incentive Plan. In addition, our 2006 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2007, equal to the least of:

•	3% of the outstanding shares of our common stock on the first day of the fiscal year;

•	3,500,000 shares; and

•	such other amount as our board of directors may determine.

Our board of directors or a committee of our board will administer our 2006 Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a different exercise price.

The administrator determines the exercise price of options granted under our 2006 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 500,000 shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as the administrator may determine. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2006 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2006 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2006 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if vesting criteria established by the administrator are satisfied or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value as the administrator establishes prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

Unless the administrator provides otherwise, our 2006 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2006 Equity Incentive Plan will provide that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. Awards granted to outside directors will automatically fully vest and become immediately exercisable upon a change in control, whether or not assumed or substituted.

Our 2006 Equity Incentive Plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2006 Equity Incentive Plan provided such action does not impair the rights of any participant.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $15,000 in 2006, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make additional matching contributions on a discretionary basis on behalf of plan participants. To date, no matching contributions have been made by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

Preferred Stock, Convertible Note and Warrant Issuances

Since January 2003, we have sold shares of our common stock and preferred stock, as well as convertible notes and warrants to purchase preferred stock, in the following private financings in which holders of more than 5% of our capital stock participated:

•	960,000 shares of our Series A-1 preferred stock at a price of $1.30 per share in March and May 2003 for an aggregate purchase price of approximately $1.2 million;

•	Convertible promissory notes, issued in October and December 2003, converted into 8,155,921 shares of our Series B preferred stock at a price of $0.75 per share in April 2004 for an aggregate principal amount of approximately $5.9 million and accrued interest thereon;

•	Warrants to purchase 1,573,330 shares of Series B preferred stock at an exercise price of $0.75 per share in October and December 2003, in connection with the sale and issuance of convertible promissory notes;

•	12,892,953 shares of our Series B preferred stock at a price of $2.60 per share in April 2004 for an aggregate purchase price of approximately $33.5 million;

•	765,600 shares of common stock issued in April 2004 pursuant to an antidilution agreement entered into in November 2002; and

•	10,849,816 shares of our Series C preferred stock at a price of $2.75 per share in December 2005 and February 2006 for an aggregate purchase price of approximately $29.8 million.

Each series of our preferred stock has certain rights, preferences and privileges, defined in our amended and restated certificate of incorporation, which are senior to our common stock. Holders of Series A, Series A-1, Series B and Series C preferred stock are entitled to noncumulative dividends, if and when declared by our board of directors, in preference to the payment of any dividend on common stock, at the rate of $0.08 per share, $0.10 per share, $0.21 per share and $0.22 per share, respectively. In the event of any liquidation, dissolution or winding up of our company, including a change in control or sale of substantially all the assets of our company, holders of Series A, Series A-1, Series B and Series C preferred stock are entitled to receive a distribution, in preference to any distribution to holders of common stock, of $1.00 per share, $1.30 per share, $2.60 per share and $2.75 per share, respectively. Shares of preferred stock are entitled to one vote for each share common stock into which such preferred stock could then be converted.

Upon the completion of this offering, shares of our preferred stock will convert into an equal number of shares of common stock, and the rights, preferences and privileges of the preferred stock described above will terminate . If not exercised, our outstanding warrants to purchase shares of preferred stock will expire upon completion of this offering. Any shares of preferred stock issued upon exercise of these warrants will also convert into an equal number of shares of common stock. The following table sets forth the aggregate number of the above-listed securities acquired by holders of more than 5% of our capital stock since January 2003:

Investor	Common Stock Purchased	Series A-1 Preferred Stock Purchased	Series B Preferred Stock Purchased	Warrants to Purchase Series B Preferred Stock	Series C Preferred Stock Purchased
AQUA RIMCO Entities (1)	765,600	1,044,000	2,600,000	—	600,000
JAIC/Japan Asia Investment Co. Entities (2)	—	—	3,927,040	533,332	2,181,812
Life Science Venture Fund	—	—	693,260	133,333	—
Nomura R&A II Venture Capital Fund Limited Partnership	—	—	3,760,000	533,333	363,636
Tokio Marine and Nichido Fire Insurance Co., Ltd.	—	—	550,000	—	2,560,000

(1)	Includes 61,600 shares of common stock and 84,000 shares of Series A-1 preferred stock held by AquaRimco No. 4 Investment Enterprise Partnership Fund; 2,600,000 shares of Series B preferred stock held by AquaRimco Biotechnology No. 1 Investment Partnership; 133,467 shares of common stock and 182,000 shares of Series A-1 preferred stock held by AquaRimco No. 10 Investment Enterprise Partnership Fund; 570,533 shares of common stock and 778,000 shares of Series A-1 preferred stock held by AquaRimco No. 8 Investment Enterprise Partnership Fund; and 600,000 shares of Series C preferred stock held by CJA Pan-Pacific Rainbow No. 1 Investment Partnership.
(2)	Includes 1,745,452 shares of Series C preferred stock held by JAIC USSII No. 1, LLC; 843,520 shares of Series B preferred stock, 266,666 shares of Series B preferred stock subject to warrants and 218,180 shares of Series C preferred stock held by JAIC America, Inc.; and 3,083,520 shares of Series B preferred stock, 266,666 shares of Series B preferred stock subject to warrants and 218,180 shares of Series C preferred stock held by Japan Asia Investment Co. Ltd.

Investors’ Rights Agreement

We have entered into an agreement with all of the purchasers of our preferred stock that provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock. These rights will terminate five years following the completion of this offering, or for any particular holder with registration rights, at such time following this offering when all securities held by that stockholder subject to registration rights may be sold pursuant to Rule 144 under the Securities Act during any 90-day period. All holders of our preferred stock, including the holders of 5% of our capital stock listed in the above table, are parties to this agreement. See “Description of Capital Stock—Registration Rights” for additional information.

Stock Option Grants

Certain stock option grants to our directors and executive officers and related option grant policies are described in this prospectus under the captions “Management—Director Compensation” and “Management—Option Grants in Last Fiscal Year.” Pursuant to our director compensation policy or prior arrangements, we granted the following options to certain non-employee directors:

•

In December 2003, we granted R. Scott Greer an option purchase 10,000 shares of our common stock at an exercise price of $0.15 per share, which was fully vested as of the date of grant. In December 2003, we granted Mr. Greer an option to purchase 20,000 shares of our common stock at an exercise price of $0.15 per share, vesting monthly over a 12-month period from January 2004. In May 2004, we granted

Mr. Greer an option to purchase 50,000 shares of our common stock at an exercise price of $0.33 per share, which was fully vested as of the date of grant. In February 2005, we granted Mr. Greer an option to purchase 20,000 shares of our common stock at an exercise price of $0.33 per share, vesting monthly over a 12-month period from January 2005. In December 2005, we granted Mr. Greer an option to purchase 20,000 shares of our common stock at an exercise price of $0.35 per share, vesting monthly over a 12-month period from January 2006.

•	In December 2003, we granted Daniel F. Hoth an option purchase 10,000 shares of our common stock at an exercise price of $0.15 per share, which was fully vested as of the date of grant. In December 2003, we granted Dr. Hoth an option to purchase 20,000 shares of our common stock at an exercise price of $0.15 per share, vesting monthly over a 12-month period from January 2004. In December 2003, we granted Dr. Hoth as option to purchase 50,000 shares of common stock at an exercise price of $0.15 per share, vesting monthly over a 48-month period from November 2001. In February 2005, we granted Dr. Hoth an option to purchase 20,000 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a 12-month period from January 2005. In December 2005 we granted Dr. Hoth an option to purchase 20,000 shares of common stock at an exercise price of $0.35 per share, vesting monthly over a 12-month period from January 2006.

•	In December 2003, we granted Hatsushi Shimizu an option to purchase 10,000 shares of common stock at an exercise price of $0.15 per share, which was fully vested as of the date of grant. In December 2003, we granted Dr. Shimizu an option to purchase 20,000 shares of our common stock at an exercise price of $0.15 per share, vesting monthly over a 12-month period from January 2004. In May 2004, we granted Dr. Shimizu as option to purchase 50,000 shares of common stock at an exercise price of $0.33 per share, which was fully vested as of the date of grant. In February 2005, we granted Dr. Shimizu an option to purchase 20,000 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a 12-month period from January 2005. In December 2005, we granted Dr. Shimizu an option to purchase 20,000 shares of common stock at an exercise price of $0.35 per share, vesting monthly over a 12-month period from January 2006.

•	In April 2004, we granted Tom Smart an option to purchase 80,000 shares of common stock at an exercise price of $0.15 per share, vesting monthly over a 48-month period from March 2004. In April 2004, we granted Mr. Smart an option to purchase 15,833 shares of common stock at an exercise price of $0.15 per share, with 833 shares vesting as of April 2004 and the remaining options vesting monthly over a nine-month period. In February 2005, we granted Mr. Smart an option to purchase 20,000 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a 12-month period from January 2005. In December 2005, we granted Mr. Smart an option to purchase 20,000 shares of common stock at an exercise price of $0.35 per share, vesting monthly over a 12-month period from January 2006.

•	In September 2004, we granted Akihiro Watanabe an option to purchase 80,000 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a 48-month period. In September 2004, we granted Mr. Watanabe an option to purchase 8,333 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a five-month period. In February 2005, we granted Mr. Watanabe an option to purchase 20,000 shares of common stock at an exercise price of $0.33 per share, vesting monthly over a 12-month period from January 2005. In December 2005, we granted Mr. Watanabe an option to purchase 20,000 shares of common stock at an exercise price of $0.35 per share, vesting monthly over a 12-month period from January 2006.

•	In May 2006, we granted Howard W. Robin an option to purchase 80,000 shares of common stock at an exercise price of $1.40 per share, vesting monthly over a 48-month period from February 2006. In May 2006, we granted Mr. Robin an option to purchase 17,808 shares of common stock at an exercise price of $1.40 per share, with 1,141 shares vesting as of March 2006 and the remaining options vesting monthly over a nine month period.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers. For further information, see “Description of Capital Stock—Limitations of Liability and Indemnification Matters.”

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at March 31, 2006, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Acologix, Inc., 3960 Point Eden Way, Hayward, California 94545. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 51,096,840 shares of common stock outstanding on June 30, 2006, assuming the exercise of warrants to purchase 1,573,330 shares of preferred stock and subsequent conversion to common stock, and                      shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
JAIC/Japan Asia Investment Co. Entities (1)	6,842,184	13.4%		%
Aqua RIMCO Funds (2)	5,009,600	9.8%
Nomura R&A II Venture Capital Fund Limited Partnership (3)	4,656,969	9.1%
Life Science Venture Fund (4)	4,126,593	8.1%
Tokio Marine and Nichido Fire Insurance Co., Ltd. (5)	3,110,000	6.1%

Directors and Executive Officers:
Yoshinari Kumagai (6)	7,300,000	14.2%
David M. Rosen, Ph.D. (7)	751,500	1.5%
Sarbani Bhaduri, M.D. (8)	251,000	*
Jere Fellmann, Ph.D. (9)	380,500	*
Patrick M. Murphy (10)	280,000	*
John J. Buckley (11)	475,000	*
R. Scott Greer	315,000	*
Daniel F. Hoth, M.D. (12)	157,500	*
Howard W. Robin (13)	97,808	*
Hatsushi Shimizu, Ph.D. (14)	265,000	*
Tom Smart (15)	135,833	*
Akihiro Watanabe (16)	128,333	*
Executive officers and directors as a group (12 persons) (17)	10,537,474	19.6%		%

(1)

Includes 1,745,452 shares held by JAIC USSII No. 1, LLC, 1,261,700 shares held by JAIC America, Inc. and 3,301,700 shares held by Japan Asia Investment Co., Ltd. Also includes 266,666 shares issuable upon exercise of warrants held by JAIC America, Inc. and 266,666 shares issuable upon exercise of warrants held by Japan Asia Investment Co., Ltd. that are exercisable within 60 days of June 30, 2006. Yashuhisa Umeza is the president of JAIC America, Inc. and asset manager of JAIC USSII No. 1, LLC and has voting and investment control over the shares held by JAIC America, Inc. and JAIC USSII No. 1, LLC. Toyoji Tatsuoka is the president of Japan Asia Investment Co. Ltd. and has voting and investment control over the shares held by Japan Asia Investment Co. The address for JAIC America, Inc. and JAIC USSII No. 1, LLC is 525 University Avenue, Suite 210, Palo Alto, California 94301. The address for Japan Asia Investment Co. Ltd. is Akasaka Eight-One Building, 2-13-5 Nagata-cho, Chiyoda-ku, Tokyo 100-8972, Japan.

(2)	Includes 145,600 shares held by AquaRIMCO No. 4 Investment Enterprise Partnership Fund, 2,600,000 shares held by AquaRIMCO Biotechnology No. 1 Investment Partnership, 315,467 shares held by AquaRIMCO No. 10 Investment Enterprise Partnership Fund, 1,348,533 shares held by AquaRIMCO No. 8 Investment Enterprise Partnership Fund and 600,000 shares held by CJA Pan-Pacific Rainbow No. 1 Investment Partnership. Aqua Research Investment Management Co. Ltd. is a general partner of AquaRIMCO No. 4 Investment Enterprise Partnership Fund, AquaRIMCO Biotechnology No. 1 Investment Partnership, AquaRIMCO No. 10 Investment Enterprise Partnership Fund, AquaRIMCO No. 8 Investment Enterprise Partnership Fund and CJA Pan-Pacific Rainbow No. 1 Investment Partnership. Yoshihiko Takamiya is president of Aqua Research Investment Management Co. Ltd. and has voting and investment control over the shares held by AquaRIMCO No. 4 Investment Enterprise Partnership Fund, AquaRIMCO Biotechnology No. 1 Investment Partnership, AquaRIMCO No. 10 Investment Enterprise Partnership Fund, AquaRIMCO No. 8 Investment Enterprise Partnership Fund and CJA Pan-Pacific Rainbow No. 1 Investment Partnership. The address of these entities is Yamato Seimei Building 22F, 1-1-7, Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011, Japan.
(3)	Nomura Research & Advisory Co. Ltd. is a general partner of Nomura R&A II Venture Capital Fund Limited Partnership. Akihito Watanabe is the president of Nomura Research & Advisory Co. Ltd. and has voting and investment control over the shares held by Nomura R&A II Venture Capital Fund Limited Partnership. The address of the Nomura R&A II Venture Capital Fund is Urban Net Otemachi Building 10F, 2-2-2 Otemachi, Chiyoda-ku, Tokyo 100-8130, Japan.
(4)	Includes 133,333 shares issuable upon exercise of warrants held by the Life Science Venture Fund. MBL Venture Capital Co. Ltd. and ReqMed Company, Ltd. are general partners of the Life Science Venture Fund. Katsuhiko Nishida is the president and Sachiko Suno and Yasuyo Kayama are directors of MBL Venture Capital Co. Ltd. Tadashi Matsumoto and Masayuki Ushida are the president and chief executive officer of ReqMed Company, Ltd., respectively. Katsuhiko Nishida, Sachiko Suno, Yasuyo Kayama, Tadashi Matsumoto and Masayuki Ushida share voting and investment control over the shares held by Life Science Venture Fund. The address of Life Science Venture Fund is Kusumoto Daisan Building, 8F 3-19 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 194-0022, 101-0054, Japan.
(5)	Takashi Yoshikawa is the general manager of the New Financial Markets department of Tokio Marine and Nichido Fire Insurance Co. Ltd and has voting and investment control over the shares held by Tokio Marine and Nichido Fire Insurance Co. Ltd. The address of Tokio Marine and Nichido Fire Insurance Co. Ltd. is 2-1 Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan.
(6)	Includes 100,000 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(7)	Includes 551,500 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(8)	Represents 251,000 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(9)	Represents 380,500 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(10)	Includes 235,000 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(11)	Represents 475,000 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.

(12)	Represents 157,500 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(13)	Represents 97,808 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(14)	Includes 20,000 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(15)	Represents 135,833 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(16)	Includes 128,333 shares issuable upon exercise of stock options that are exercisable within 60 days of June 30, 2006.
(17)	Includes 2,532,474 shares issuable upon the exercise of options that are exercisable within 60 days of June 30, 2006.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 110,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

As of June 30, 2006, there were 51,096,840 shares of our common stock outstanding held of record by 83 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock immediately upon the closing of this offering and the exercise of warrants to purchase 1,573,330 shares of preferred stock and subsequent conversion to common stock. Upon completion of this offering, there will be                      shares of our common stock outstanding, or                      shares if the underwriters exercise their over-allotment option in full. As of June 30, 2006, there were outstanding options to purchase a total of 3,749,168 shares of our common stock under our Amended and Restated 2000 Incentive Stock Plan.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Warrants

As of June 30, 2006, there were warrants outstanding for the purchase an aggregate of 1,573,330 shares of our preferred stock at an exercise price of $0.75 per share, which shares will convert into an equal number of shares of common stock upon completion of this offering. These warrants will expire if not exercised on or prior to the effective date of this offering.

Registration Rights

Upon completion of this offering, holders of approximately                      shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and may be entitled to include their shares of registrable securities in the proposed registration. Holders of all of these registrable securities are entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of a majority of these registrable securities, acting together, may initiate this type of registration and request that we register all or a portion of their registrable securities. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1.0 million and we have not already filed two registration statements on Form S-3 in the previous twelve months. The foregoing registration rights of the holders of registrable securities are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 90 days prior to or 180 days after an offering of our securities, including the offering made here. These registration rights have been waived by all holders of registrable securities with respect to this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws expected to be adopted upon completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We will adopt provisions in our amended and restated certificate of incorporation that limit the liability of our directors to the fullest extent authorized and permitted by the Delaware General Corporation Law for monetary damages for breach of their fiduciary duties. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws will provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent authorized and permitted by the Delaware General Corporation Law. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated certificate of incorporation and bylaws would permit indemnification.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements will provide for, among other things, indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

Tokyo Stock Exchange—Mothers Section Listing

We have applied to have our common stock approved for listing on the Mothers Section of the Tokyo Stock Exchange under the symbol “            .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have an aggregate of                      outstanding shares of common stock, or                      shares if the underwriters exercise the over-allotment option in full. As of June 30, 2006, we had outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 3,749,168 shares of common stock.

The                      shares of common stock being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 of the Securities Act of 1933, as amended. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933, as amended, or sold in accordance with Rule 144 or Rule 701 thereunder, in each case subject to the termination of the lock-up agreements described below.

Lock-up Agreements

Each of our officers and directors and substantially all of our current securityholders have signed lock-up agreements under which they have agreed not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Following the expiration of the lock-up period,                      shares of common stock, including shares issuable upon the exercise of vested options after the lock-up period ends, will be available for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144, Rule 144(k) or Rule 701.

Eligibility of Restricted Shares for Sale in the Public Market

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of June 30, 2006, 1,559,640 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

Stock Plans

We intend to file a registration statement under the Securities Act of 1933, as amended, covering approximately                      shares of common stock reserved for issuance under our Amended and Restated 2000 Incentive Stock Plan and 2006 Equity Incentive Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of 39,488,270 shares of common stock and 1,573,330 shares of common stock issuable upon exercise of outstanding warrants may demand that we register their shares under the Securities Act of 1933, as amended, or if we file another registration statement under the Securities Act, these stockholders may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For more information, see “Description of Capital Stock—Registration Rights.”

THE JAPANESE EQUITY MARKETS

Japanese Securities Laws

As a U.S. company offering securities that will be listed on a Japanese stock exchange, we are subject to various laws and regulations in both jurisdictions. Some of these laws and regulations, in turn, can affect the ability of holders of our securities to transfer or sell our securities.

At present, Japan does not restrict the export or import of capital, except for transactions with related parties of the former regime of Iraq and other parties designated by the Ministry of Finance of Japan, some of which are designated in accordance with applicable resolutions adopted by the United Nations and the European Union.

There are no limitations on the right of non-resident owners to hold or vote their shares imposed by Japanese law or our restated certificate of incorporation or bylaws.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any person who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in the above shareholding. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the company’s shares are listed or, in the case of shares traded on the over-the-counter market, Japan Securities Dealers Association. For this purpose, shares issuable to a 5% or greater stockholder upon exercise of subscription warrants are taken into account in determining both the number of shares held by that stockholder and the company’s total issued share capital.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell the shares at such price on a particular trading day, or at all.

TAX MATTERS

Japanese Tax Matters

The following is a summary of material tax matters arising under Japanese tax law, which may be subject to change, in force on the date of this prospectus. The summary does not purport to be a comprehensive description of all of the tax considerations which may be relevant as to the decision to acquire shares of our common stock. The summary does not address aspects of Japanese taxation other than taxation of dividends, capital gains taxation and gift and inheritance taxation, and does not address all aspects of such Japanese taxation. The summary does not consider any specific facts or circumstances that may apply to a particular purchaser or a particular transaction. Prospective investors should consult their professional advisors as to the tax consequences of any acquisition, holding or disposal of shares of our common stock, including, in particular, the effect of tax laws of any other jurisdiction.

Income Taxation of Dividends

Any dividends distributed to Japanese residents or Japanese companies are, in principle, fully subject to Japanese income or corporate taxes. The same is true for non-residents of Japan and non-Japanese companies who have permanent establishments in Japan and the dividends are attributable to such permanent establishments. With respect to dividends paid in Japan through, for example, a paying agent in Japan, the balance of such dividends remaining (after collection of the withholding tax, if any, of the United States or any local public entity thereof from the payment of such dividends in the United States) will be subject to income tax at the withholding tax rate set out in the following table, to be withheld at the source in certain circumstances.

Withholding Tax Rate on Dividends:

Period in which the Dividends are to be Paid	Corporate	Individual Residents
January 1, 2004—March 31, 2008	7%	7% income tax, 3% residents’ tax
April 1, 2008—	15%	15% income tax, 5% residents’ tax

Dividend withholding tax levied in the United States can be credited against the Japanese income tax liabilities of Japanese residents and Japanese companies. Alternatively, Japanese residents and Japanese companies may deduct the total amount of U.S. withholding tax from their Japanese taxable income.

If the Convention between the Government of Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income applies, a Japanese corporation that is the beneficial owner of more than 50% of the voting stock of a U.S. corporation will not be subject to U.S. taxation with respect to dividends paid by the U.S. corporation. A Japanese corporation that is the beneficial owner of at least 10% of the voting stock of a U.S. corporation will be taxed at a rate not to exceed 5% with respect to dividends paid by the U.S. corporation. All other Japanese residents and corporations will be taxed at a rate not to exceed 10% with respect to dividends paid by the U.S. corporation. If the stock is held by Japanese residents through a partnership, the dividends, including the withholding tax credit, are allocated to the partners according to their interest in the partnership.

Any dividends distributed to stockholders who are non-residents of Japan or non-Japanese companies and who do not have permanent establishments in Japan are not subject to Japanese income or corporate tax.

Capital Gains Tax

In principle, capital gains by Japanese residents arising from transactions in our common stock will be subject to income taxes and capital losses arising from transactions in our common stock will be deductible from capital gains arising from other stock transactions. Taxpayers will pay tax equal to 20% of the total net profits realized on all stock transactions during the taxable year. The tax rate for transfers of our common stock conducted by those satisfying both of the following conditions shall be 10% for transfers conducted before December 31, 2007:

•	residents of Japan or non-residents having permanent establishments in Japan; and

•	those who conduct the transfer through a securities company or a bank, or otherwise stipulated by applicable tax laws and regulations.

For our common stock held by Japanese corporations, all capital gains and losses arising from transactions in our common stock are included in the determination of taxable income.

In general, stockholders who are non-residents of Japan or non-Japanese companies and who do not have permanent establishments in Japan are not subject to capital gains tax.

Gift and Inheritance Taxes

Transferees of our common stock are subject to Japanese inheritance and gift tax upon transfer by reason of death or as a gift, based on the market value at the time of the death or gift if the heir or donee, as applicable, is a tax resident of Japan at the time of the death or gift, as applicable, or, if of Japanese nationality, has been a resident of Japan within the five-year period prior to the death or gift, as applicable.

Other Japanese Taxes

There are no Japanese transfer, stamp or other similar taxes which would apply to the sale or transfer of shares of our common stock.

Material U.S. Federal Tax Considerations to Non-U.S. Holders

This section summarizes material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “—Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement subject to the terms and conditions of which                  have jointly and severally agreed to purchase                  shares of our common stock at the initial public offering price less the underwriting discount.                          is the lead underwriter for the offering.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                  shares from us to cover such sales. They may exercise the over-allotment option until                     . The underwriters will pay for any option shares in dollars by converting the ¥             price per share to Japanese investors, less an underwriting discount of ¥             per share, to dollars at the rate prevailing on the date of exercise of the over-allotment option.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The underwriters will pay us in dollars but intend to require investors in Japan to make payment in Yen. The per share offering price stated in Yen is ¥             ; per share amounts in dollars have been rounded. Such amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Underwriting discount and commissions	No Exercise	Full Exercise[1]
Per share	$	$
Total

[1]	Calculated assuming the rate of ¥ to $1.00 obtained by the underwriters on the date of this prospectus but subject to adjustment based on the rate obtained on the date of exercise.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $             .

We have applied to have our common stock approved for listing on the Mothers Section of the Tokyo Stock Exchange under the symbol “         ”.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, stage of development of our product candidates, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Mothers Section of the Tokyo Stock Exchange, in the over-the-counter market or otherwise.

We intend to apply for the listing of all of our outstanding shares of common stock as well as                  shares of common stock reserved for issuance upon the exercise of options and                  shares of common stock reserved for issuance upon the exercise of warrants for trading on the Mothers Section of the Tokyo Stock Exchange.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters expect to deliver the shares through the facilities of                          on or about                 , 2006.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mori Hamada & Matsumoto, Tokyo, Japan is advising us with respect to certain matters of Japanese law in connection with the offering. Certain members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an aggregate of 100,000 shares of our common stock.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.

ACOLOGIX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Acologix, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ deficit and redeemable convertible preferred stock and of cash flows present fairly, in all material respects, the financial position of Acologix, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Free-standing Warrants and Other Instruments on Shares that are Redeemable, during the year ended December 31, 2005.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

May 9, 2006, except for the effects of Note 3 and Note 13,

as to which the date is August 16, 2006.

ACOLOGIX, INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		June 30, 2006	Pro Forma Stockholders’ Equity at June 30, 2006
	2004	2005
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$19,916	$41,620	$37,479
Short-term investments	10,772	2,220	4,531
Prepaid expenses and other current assets	123	311	505

Total current assets	30,811	44,151	42,515
Property, plant and equipment, net	498	738	792
Other assets	259	390	654

Total assets	$31,568	$45,279	$43,961

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$303	$527	$794
Accrued liabilities	516	3,524	2,217
Capital lease obligation, current portion	5	6	6

Total current liabilities	824	4,057	3,017
Deferred revenue	—	—	1,120
Other long term liabilities	32	47	82
Capital lease obligation, net of current portion	12	5	2
Preferred stock warrant liability	—	3,681	3,671	$—

Total liabilities	868	7,790	7,892

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock:
$0.001 par value; 57,200,000 shares authorized; 28,048,258 and 37,361,705 shares issued and outstanding at December 31, 2004 and 2005, respectively; 39,488,270 issued and outstanding at June 30, 2006 (unaudited) and no shares issued and outstanding pro forma (unaudited) (Liquidation value of $87,893 at December 31, 2005 and $93,741 at June 30, 2006 (unaudited))	45,876	69,756	75,600	—

Stockholders’ equity (deficit):
Common stock; $0.001 par value; 80,000,000 shares authorized; 9,695,100 and 9,746,350 shares issued and outstanding at December 31, 2004 and 2005, respectively; 10,035,240 issued and outstanding at June 30, 2006 (unaudited) and 51,096,840 shares issued and outstanding pro forma (unaudited)	10	10	10	51
Additional paid-in capital	225	912	1,049	81,459
Deferred stock-based compensation	—	(618)	(518)	(518)
Accumulated other comprehensive loss	(32)	(5)	(17)	(17)
Accumulated deficit	(15,379)	(32,566)	(40,055)	(40,055)

Total stockholders’ equity (deficit)	(15,176)	(32,267)	(39,531)	$40,920

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$31,568	$45,279	$43,961

The accompanying notes are an integral part of these financial statements.

ACOLOGIX, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenues	$200	$—	$—	$—	$82

Operating expenses
General and administrative	951	1,788	2,995	1,403	2,254
Research and development	1,737	4,048	12,884	3,573	6,291

Total operating expenses	2,688	5,836	15,879	4,976	8,545

Loss from operations	(2,488)	(5,836)	(15,879)	(4,976)	(8,463)
Interest income	9	350	830	378	967
Interest expense	(171)	(1,674)	(2)	(1)	—
Other income (expense), net	(5)	(35)	(20)	(25)	7

Net loss before cumulative effect of change in accounting principle	(2,655)	(7,195)	(15,071)	(4,624)	(7,489)
Cumulative effect of change in accounting principle	—	—	(2,116)	—	—

Net loss	(2,655)	(7,195)	(17,187)	(4,624)	(7,489)
Deemed dividend on preferred stock	—	(253)	—	—	—

Net loss attributable to common stockholders	$(2,655)	$(7,448)	$(17,187)	$(4,624)	$(7,489)

Net loss per share attributable to common stockholders:
Before cumulative effect of change in accounting principle			$(1.56)
Cumulative effect of change in accounting principle			(0.22)

Basic and diluted	$(0.32)	$(0.82)	$(1.78)	$(0.48)	$(0.77)

Weighted-average number of shares used in per share calculations:
Basic and diluted	8,393	9,100	9,640	9,628	9,747

Pro forma net loss per common share (Note 2):
Basic and diluted (unaudited)			$(0.40)		$(0.15)

Weighted-average number of shares used in pro forma net loss per common share calculations (Note 2):
Basic and diluted (unaudited)			38,122		48,385

The accompanying notes are an integral part of these financial statements.

ACOLOGIX, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

(In thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock- Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances, December 31, 2002	6,039	$6,295	8,393	$8	$150	$—	$—	$(5,529)	$(5,371)
Issuance of Series A-1 Redeemable Convertible Preferred Stock, net of issuance costs of $45	960	1,204	—	—	—	—	—	—	—
Issuance of Series B Redeemable Convertible Preferred Stock warrants associated with convertible notes payable	—	1,582	—	—	—	—	—	—	—
Nonemployee stock based compensation	—	—	—	—	9	—	—	—	9
Net loss and comprehensive loss	—	—	—	—	—	—	—	(2,655)	(2,655)

Balances, December 31, 2003	6,999	9,081	8,393	8	159	—	—	(8,184)	(8,017)
Issuance of Series B Redeemable Convertible Preferred Stock, net of issuance costs of $2,846	21,049	36,795	—	—	—	—	—	—	—
Exercise of stock options	—	—	536	1	60	—	—	—	61
Issuance of common stock under anti-dilution provision of Series A-1 Preferred Stock	—	—	766	1	(1)	—	—	—	—
Nonemployee stock-based compensation	—	—	—	—	7	—	—	—	7
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(7,195)	(7,195)
Unrealized loss on investments	—	—	—	—	—	—	(32)	—	(32)

Total comprehensive loss									(7,227)

Balances, December 31, 2004	28,048	45,876	9,695	10	225	—	(32)	(15,379)	(15,176)
Issuance of Series B Redeemable Convertible Preferred Stock	100	260	—	—	—	—	—	—	—
Issuance of Series C Redeemable Convertible Preferred Stock, net of issuance costs of $135	9,214	25,202	—	—	—	—	—	—	—
Reclassification of preferred stock warrants to liability upon adoption of FSP No. 150-5	—	(1,582)	—	—	—	—	—
Exercise of stock options	—	—	51	—	41	—	—	—	41
Nonemployee stock-based compensation	—	—	—	—	9	—	—	—	9
Deferred stock-based compensation	—	—	—	—	637	(637)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	19	—	—	19
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(17,187)	(17,187)
Change in unrealized loss on investments	—	—	—	—	—	—	27	—	27

Total comprehensive loss									(17,160)

Balances, December 31, 2005	37,362	69,756	9,746	10	912	(618)	(5)	(32,566)	(32,267)
Issuance of Series C Redeemable Convertible Preferred Stock, net of issuance costs of $4 (unaudited)	2,126	5,844	—	—	—	—	—	—	—
Exercise of stock options (unaudited)	—	—	289	—	41	—	—	—	41
Share-based compensation (unaudited)	—	—	—	—	88	—	—	—	88
Nonemployee stock based compensation (unaudited)	—	—	—	—	8		—	—	8
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	100	—	—	100
Comprehensive loss (unaudited):
Net loss (unaudited)	—	—	—	—	—	—	—	(7,489)	(7,489)
Change in unrealized loss on investments (unaudited)	—	—	—	—	—	—	(12)	—	(12)

Total comprehensive loss (unaudited)									(7,501)

Balances, June 30, 2006 (unaudited)	39,488	$75,600	10,035	$10	$1,049	$(518)	$(17)	$(40,055)	$(39,531)

The accompanying notes are an integral part of these financial statements.

ACOLOGIX, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Six Months Ended, June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from operating activities
Net loss	$(2,655)	$(7,195)	$(17,187)	$(4,624)	$(7,489)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in preferred stock warrant value	—	—	2,099	—	(10)
Depreciation and amortization	48	70	138	65	97
Stock-based compensation	9	7	28	2	196
Amortization of deferred financing cost	3	37	—	—	—
Amortization of discount on convertible notes payable	105	1,477	—	—	—
Issuance of Series B Redeemable Convertible Preferred Stock pursuant to collaboration and license agreement	—	—	260	—	—
Noncash interest expense	59	158	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(47)	48	—	—	—
Prepaid expenses and other current assets	34	65	(188)	(155)	(194)
Accounts payable, accrued liabilities and other liabilities	(146)	542	3,270	201	(1,044)
Deferred revenue	—	—	—	—	1,120
Other long-term assets	3	(199)	(131)	(22)	(264)

Net cash used in operating activities	(2,587)	(4,990)	(11,711)	(4,533)	(7,588)

Cash flows from investing activities
Purchase of short-term investments	—	(10,804)	(5,373)	(4,947)	(4,116)
Proceeds from sales and maturities of short-term investments	—	—	13,952	379	1,793
Purchase of property and equipment	—	(399)	(378)	(195)	(151)

Net cash provided by (used in) investing activities	—	(11,203)	8,201	(4,763)	(2,474)

Cash flows from financing activities
Proceeds from the issuance of preferred stock, net of issuance costs	1,203	30,678	25,202	—	5,844
Proceeds from the exercise of stock options	—	102	17	17	80
Proceeds from issuance of convertible notes payable and warrants	5,900	—	—	—	—
Debt issuance costs	(40)	—	—	—	—
Principal payments on capital lease obligations	(4)	(5)	(5)	(3)	(3)

Net cash provided by financing activities	7,059	30,775	25,214	14	5,921

Net increase (decrease) in cash and cash equivalents	4,472	14,582	21,704	(9,282)	(4,141)
Cash and cash equivalents, beginning of period	862	5,334	19,916	19,916	41,620

Cash and cash equivalents, end of period	$5,334	$19,916	$41,620	$10,634	$37,479

Supplemental schedule of noncash investing and financing activities
Conversion of convertible notes payable and accrued interest into preferred stock	$—	$6,117	$—	$—	$—

Deferred stock-based compensation	$—	$—	$637	$—	$—

Reclassification of preferred stock warrants to liabilities upon adoption of FSP No. 150-5	$—	$—	$1,582	$—	$—

Deemed dividend related to anti-dilution provision of Series A-1 Redeemable Convertible Preferred Stock	$—	$253	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business

Acologix, Inc. (the “Company”) was incorporated under the laws of the state of California on May 1, 1992. Effective February 8, 2001, the Company changed its state of incorporation from California to Delaware. In March 2002, the Company changed its name to Acologix, Inc. The Company is a biotechnology company focused on the development and commercialization of innovative drugs targeting common disorders of the kidney and bone.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Data

The accompanying balance sheet as of June 30, 2006, statement of stockholders’ deficit and redeemable convertible preferred stock for the six months ended June 30, 2006, and the statements of operations and of cash flows for the six months ended June 30, 2006 and 2005 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements with the exception of the adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), effective January 1, 2006 (Note 2) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position and results of operations and cash flows for the six months ended June 30, 2005 and 2006. The financial data and other information disclosed in these notes to financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any future year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Freestanding Redeemable Convertible Preferred Stock Warrants

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150. Under SFAS No. 150, the freestanding warrants that are related to the Company’s redeemable convertible preferred stock are classified as liabilities on the balance sheet. The warrants will be subject to re-measurement at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will expire if not exercised.

Revenue Recognition

Revenues in 2006 related to research revenues received under collaborations with outside parties. Such revenues are recognized as the related research services are performed. Revenues in 2003 relate to a non-

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

refundable license option fee paid to the Company by a third party pursuant to a licensing option agreement that expired in 2003. Such revenues are recognized when persuasive evidence of an arrangement exists, delivery of all obligations has occurred, the fee is fixed or determinable and collection is reasonably assured.

Non-refundable fees received from third parties upon entering into multi-year agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the agreement or the expected period of performance, whichever is longer.

Concentration of Credit Risk and Other Risks Uncertainties

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Company’s cash and cash equivalents are invested in deposits with two major banks in the United States. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company’s short-term investments are held in debt instruments of financial institutions, corporations and government entities. Management believes it has established guidelines related to credit rating, diversification and maturity that preserve capital and provide liquidity.

All of the products developed by the Company require approvals from the U.S. Food and Drug Administration or foreign regulatory agencies prior to commercial sales. There can be no assurance the Company’s future products will receive such regulatory approvals. If the Company’s product candidates do not receive such regulatory approvals, or if such approvals were materially delayed, it could have a material adverse impact on the Company.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and liquid investments with original maturities of three months or less and are stated at fair value.

Available-for-Sale Securities

The Company’s short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses included in accumulated other comprehensive income (loss) within stockholders’ deficit. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income. Interest and dividends on securities classified as available-for-sale are included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets (generally three to seven years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2005, there have been no such losses.

Research and Development

Research and development are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expenses, laboratory supplies, consulting costs, and allocated overhead, including rent, equipment depreciation, and utilities.

Clinical Trial Accruals

The Company records accruals for estimated clinical trial costs, comprising of payments for work performed by clinical research centers, independent contractors, contract research organizations and other service-provider organizations. Outsource services to professional organizations may be a significant cost component of future research and development expenses. In accruing such fees, the Company estimates the time period over which services will be performed and the level of effort expended during that time period. If the actual timing of the performance of services or the level of effort varies from this estimate, the accrual is adjusted accordingly.

Unaudited Pro Forma Stockholders’ Equity (Deficit)

If the offering contemplated by this prospectus is completed, all of the redeemable convertible preferred stock outstanding will automatically convert into 39,488,270 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at June 30, 2006. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, the exercise of warrants to purchase 1,573,330 shares of redeemable convertible preferred stock at $0.75 per share for aggregate proceeds of approximately $1.2 million and subsequent conversion to common stock and the reclassification of preferred stock warrants from liabilities to stockholders’ equity, is set forth on the balance sheet.

Comprehensive Income (Loss)

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” SFAS 130 establishes standards for reporting and display of comprehensive income and its components for general purpose financial statements. For all periods presented, the difference between net loss and comprehensive loss is due to unrealized gains (losses) on available-for-sale securities.

Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of vested common shares outstanding during the period. Potentially dilutive securities consisting of stock options, common stock subject to repurchase, warrants and redeemable convertible preferred stock were not included in the diluted net loss per common share calculations for all periods presented, because the inclusion of such shares would have had an antidilutive effect.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Pro forma basic and diluted net loss per common share have been computed to give effect to redeemable convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended December 31, 2005 and the six months ended June 30, 2006 as if the closing occurred at the beginning of fiscal 2005. A reconciliation of the numerator and denominator used in the calculation of pro forma net loss per common share follows (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Historical net loss per share:
Numerator
Net loss attributable to common stockholders	$(2,655)	$(7,448)	$(17,187)	$(4,624)	$(7,489)

Denominator
Weighted-average common shares outstanding	8,393	9,287	9,731	9,717	9,928
Less: weighted-average unvested common shares subject to repurchase	—	(187)	(91)	(89)	(181)

Denominator for basic and diluted net loss per share attributable to common stockholders	8,393	9,100	9,640	9,628	9,747

Basic and diluted net loss per share	$(0.32)	$(0.82)	$(1.78)	$(0.48)	$(0.77)

Pro forma net loss per share (unaudited)
Numerator
Net loss attributable to common stockholders			$(17,187)		$(7,489)
Pro forma adjustment to eliminate cumulative effect of change in accounting principle			2,116		—
Pro forma adjustment to eliminate income associated with preferred stock warrant liability			(17)		(10)

Numerator for pro forma net loss attributable to common stockholders			$(15,088)		$(7,499)

Denominator
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share			9,640		9,747
Adjustment to reflect the effect of the assumed conversion of the weighted-average number of preferred stock from the date of issuance, basic and diluted			28,482		38,638

Weighted-average number of shares used in computing basic and diluted pro forma net loss per common share			38,122		48,385

Pro forma net loss per common share
Basic and diluted			$(0.40)		$(0.15)

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following outstanding stock options, redeemable convertible preferred stock, common stock subject to repurchase, and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Redeemable convertible preferred stock (as if converted)	6,999	28,048	37,362	28,048	39,488
Options to purchase common stock	1,194	1,222	2,961	2,100	3,749
Warrants to purchase redeemable convertible preferred stock	1,573	1,573	1,573	1,573	1,573
Common stock subject to repurchase	—	254	95	142	197

Income Taxes

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, in accounting for its employee stock options. Under APB 25, compensation expense is based upon the excess of the estimated fair value of the Company’s common stock over the exercise price, if any, on the grant date. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”).

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For purposes of disclosures pursuant to SFAS 123, as amended by SFAS 148, the estimated fair value of options is amortized to expense on a straight-line basis, over the options’ vesting period. Had compensation expense been determined consistent with SFAS No. 123, the Company’s net loss would have increased to the following pro forma amounts (in thousands):

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Net loss attributable to common stockholders, as reported	$(2,655)	$(7,448)	$(17,187)	$(4,624)
Add: Employee stock-based compensation expense included in reported net loss	—	—	19	—
Deduct: Total employee stock-based compensation expense determined under the fair value method	(5)	(22)	(43)	(10)

Net loss attributable to common stockholders, pro forma	$(2,660)	$(7,470)	$(17,211)	$(4,634)

Net loss per share attributable to common stockholders, basic and diluted:
As reported	$(0.32)	$(0.82)	$(1.78)	$(0.48)
Pro forma	$(0.32)	$(0.82)	$(1.79)	$(0.48)

In accordance with the provisions of the minimum value method prescribed by SFAS No. 123, the fair value of each option grant was estimated using the following weighted average assumptions:

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Risk-free interest rate	3.18%	3.56%	3.93%	3.70%
Expected life (in years)	5.0	5.0	5.0	5.0
Expected dividends	0%	0%	0%	0%

The expected life is based on past history and future expectations on exercise behavior. The risk-free rate was calculated in accordance with the grant date and expected life.

The weighted-average estimated fair value of options granted during the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 (unaudited) was $0.02, $0.05, $0.42 and $0.06 per share, respectively.

The Company accounts for equity instruments issued to non employees in accordance with provisions of SFAS 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, the estimated fair value of which is periodically remeasured as the options vest.

Adoption of SFAS No. 123R (Unaudited)

Effective January 1, 2006, the Company adopted SFAS No. 123R, which supercedes its previous accounting under APB 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.

Fair Value of Financial Instruments

At December 31, 2004, 2005 and June 30, 2006 (unaudited), the respective carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, approximated their fair value.

Segment Information

The Company currently operates as one business segment focusing on the development and commercialization of innovative drugs targeting common disorders of the kidney and bone. The Company is not organized by market and is managed and operated as one business. A single management team reports to the chief operating decision maker who comprehensively manages the entire business. The Company does not operate any separate lines of business or separate business entities with respect to its products under development. Accordingly, the Company does not accumulate discrete financial information with respect to separate product lines and does not have separately reportable segments.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. This statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the basis of the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle and (2) correction of errors in previously issued financial statements should be termed a “restatement”. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS No. 154, and does not believe that the adoption of this statement will have a material impact on its results of operations or financial condition in 2006.

In November 2005, the FASB issued FASB Staff Position FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This Staff Position addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This Staff Position also includes accounting considerations subsequent to the recognition of an other-than temporary impairment. The guidance in the Staff Position is required to be applied to reporting periods beginning after December 15, 2005. The adoption of these standards did not have a material effect on its results of operations or financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

Reclassifications

Certain amounts in the comparative financial statements have been reclassified to conform with the current year presentation. These classifications did not impact previously reported total assets or net loss.

3. Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that such warrants are subject to the requirements in SFAS 150, regardless of the timing of the redemption feature or the redemption price. Therefore, under SFAS 150, the freestanding warrants that are related to the Company’s convertible preferred stock are liabilities that should be recorded at fair value. The Company previously accounted for freestanding warrants for the purchase of convertible preferred stock under EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of July 1, 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $2.1 million. There was $17,000 of additional income recorded in other income (expense), net to reflect the decrease in fair value between July 1, 2005 and December 31, 2005. In the six months ended June 30, 2006, the Company recorded $10,000 (unaudited) of additional income reflected as other income (expense), net to reflect the decrease in fair value between January 1, 2006 and June 30, 2006. The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2003, 2004 and 2005 and the six months ended June 30, 2005, if applied retroactively, would be as follows:

	Years Ended December 31,			Six Months Ended June 30, 2005
	2003	2004	2005
				(unaudited)
Net loss—as reported	$(2,655)	$(7,195)	$(17,187)	$(4,624)

Net loss—assuming retroactive application of accounting principle	$(2,655)	$(9,545)	$(14,846)	$(4,408)

Net loss attributable to common stockholders—as reported	$(2,655)	$(7,448)	$(17,187)	$(4,624)

Net loss attributable to common stockholders—assuming retroactive application of accounting principle	$(2,655)	$(9,798)	$(14,846)	$(4,408)

Net loss attributable to common stockholders:
Basic and diluted—as reported	$(0.32)	$(0.82)	$(1.78)	$(0.48)

Basic and diluted—assuming retroactive application of accounting principle	$(0.32)	$(1.08)	$(1.54)	$(0.46)

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4. Balance Sheet Components

Short-Term Investments

The amortized cost and fair value of short-term investments, with gross unrealized gains and losses are as follows (in thousands):

As of December 31, 2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government securities	$5,025	$—	$(18)	$5,007
Corporate securities	5,779	—	(14)	5,765

Total	$10,804	$—	$(32)	$10,772

As of December 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$2,225	$—	$(5)	$2,220

Total	$2,225	$—	$(5)	$2,220

As of June 30, 2006 (unaudited)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government securities	$996	$—	$(5)	$991
Corporate securities	3,552	—	(12)	3,540

Total	$4,548	$—	$(17)	$4,531

As of December 31, 2004, 2005 and June 30, 2006 (unaudited) all securities mature within one year. Realized gains and losses to date have not been material.

Property and Equipment, net

Property and equipment, net consist of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Computer and office equipment	$233	$369	$393
Lab equipment	374	595	651
Leasehold improvements	65	78	149

	672	1,042	1,193
Less: Accumulated depreciation and amortization	(174)	(304)	(401)

Total	$498	$738	$792

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense was $48,000, $70,000 and $138,000 for the years ended December 31, 2003, 2004 and 2005, respectively and $97,000 for the six months ended June 30, 2006 (unaudited). Property and equipment includes $26,000 of equipment under capital lease at December 31, 2004, 2005 and June 30, 2006 (unaudited), with accumulated amortization of $11,000, $17,000 and $19,000 at December 31, 2004, 2005 and June 30, 2006 (unaudited), respectively.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		June 30, 2006
	2004	2005
			(unaudited)
Accrued license and milestone fees	$—	$2,750	$857
Accrued clinical trial expenses	222	317	547
Accrued payroll related expenses	43	194	165
Other accrued expenses	251	263	648

Total accrued liabilities	$516	$3,524	$2,217

5. Commitments and Contingencies

Leases

The Company is obligated under operating and capital lease agreements covering the Company’s office facilities and certain equipment. Rental expense, on a straight-line basis, for the years ended December 31, 2004, 2005 and the six months ended June 30, 2006 (unaudited) was $269,000, $414,000 and $242,000, respectively. Future minimum payments under noncancelable leases as of December 31, 2005, are as follows (in thousands):

Years Ending December 31,	Capital Leases	Operating Lease
2006	$7	$456
2007	6	470
2008	—	484
2009	—	498
2010	—	513
2011	—	484

Minimum lease payments	13	$2,905

Less: Amount representing interest	(2)

Present value of capital lease obligations	11
Less: Current portion	(6)

Long-term portion of capital lease obligations	$5

Contingencies

The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings arising in the ordinary course of business.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Collaboration and License Agreements

Agreements with Toray Industries, Inc., Japan

TRK-820

On June 9, 2005, the Company entered into a collaboration and license agreement with Toray Industries, Inc. (“Toray”) on TRK-820, a novel therapeutic agent for uremic pruritus. This agreement grants the Company certain rights in North America (United States, Canada, and Mexico) and Europe (European Union and Switzerland). As partial consideration for the rights granted, the Company issued 100,000 shares of Series B preferred stock to Toray valued at $2.60 per share. This agreement expires after the payment obligations of both parties have been completed, but either party may terminate if the other party fails to use commercially reasonable efforts to develop and/or commercialize the products under the agreement or upon a material breach by one of the parties. Additionally, the Company may terminate this agreement at any time and for any reason, but such termination would not relieve the Company from its clinical development payment obligations in Europe.

North America. In North America, the Company holds an exclusive license to research, develop, make, use, and sell any product formulation containing TRK-820 for all human therapeutic uses.

In consideration for the North American license, the Company paid a technology access fee to Toray of $1.0 million. The Company also accrued for a milestone payment of $1.0 million triggered upon the filing of an Investigational New Drug Application (“IND”) in December 2005. The Company is obligated to make future milestone payments to Toray of up to $17.5 million based primarily upon regulatory approvals in North America for current and any future products under development. The Company is also obligated to make royalty payments to Toray calculated on net product sales through the term of the agreement.

Europe. In Europe, the Company holds a co-exclusive license with Toray to research, develop, make, use, and sell intravenous formulations of TRK 820 for all human therapeutic uses. These rights may be converted to an exclusive commercial license (even as to Toray) at the Company’s option. The Company has also been granted certain rights with respect to oral or topical formulations of TRK 820 in Europe.

In consideration for the European license, the Company is required to pay a technology access fee to Toray of $1.5 million, of which $750,000 was paid as of December 31, 2005. The Company is also obligated to make future milestone payments of up to $15.0 million based upon regulatory approvals in Europe for current and any future products under development. The Company is also funding 50% of the Phase III clinical development costs in Europe up to $9.0 million, which totaled approximately $2.4 million for the year ended December 31, 2005.

If the Company elects to commercialize injection products on an exclusive basis, royalty payments based on net product sales will be due to Toray through the term of the agreement. If the Company elects not to commercialize independently, Toray and Acologix will share the proceeds generated from any third-party license agreement.

TRK-820 Supply. The Company and Toray have also entered into a clinical supply agreement and related quality agreement whereby Toray will supply TRK-820 drug substance and drug product for development purposes. The Company maintains the right to purchase drug substance and drug product for commercial purposes from Toray at a predetermined price. The Company may elect to manufacture drug product independently for its own commercial purposes. This clinical supply agreement will terminate on December 31, 2015, unless earlier terminated upon the Company’s request, upon the termination of the related collaboration and license agreement with Toray, upon a breach by one of the parties or upon other customary events, including bankruptcy.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company recognized $6.1 million in 2005 and $1.1 million in the six months ended June 30, 2006 (unaudited) as research and development expense in association with the Toray collaboration and license agreement. All amounts paid or payable under the agreement have been expensed to research and development as there are currently no approved products under the license and there is no alternative use.

AC-200 (unaudited)

On June 9, 2006, the Company entered into a collaboration and license agreement with Toray for the development of the Company’s preclinical candidate under investigation for the treatment of hyperphosphatemia. Under this agreement, the Company has granted Toray an exclusive license to AC-200 in Japan. The Company will maintain primary development responsibility for the AC-200 program. The Company is entitled to receive research funding from Toray over the three-year research term of the collaboration. The contractual research and development payments to be made by Toray are based on fixed periodic amounts over the life of the agreement, in an aggregate amount of approximately $2.56 million. At Toray’s request during this term, the parties may negotiate additional commercial terms related to a separate commercial license.

In connection with the collaboration, Toray has purchased 490,196 shares of the Company’s Series C redeemable convertible preferred stock at a price of $5.10 per share or approximately $2.5 million, with rights and preferences identical to the Company’s Series C redeemable convertible preferred stock sold in December 2005 and February 2006 at $2.75 per share. The Company recorded $1.35 million of the purchase price in stockholders’ deficit and $1.15 million as deferred revenue, which represents the equity premium of $2.35 per share. The deferred revenue is being recognized as revenue as the related research activities are performed over the research term. As a result, the aggregate expected revenue over the life of this agreement is approximately $3.71 million. During the six months ended June 30, 2006, revenue of $82,000 was recognized under the collaboration.

Exclusive License from University College London

On April 14, 1999 the Company entered into a collaboration and license agreement with University College London (“UCL”) for the licensing and development of AC-200. Under the agreement, the Company obtained a worldwide exclusive license to research, develop, make, use or sell any product formulation containing AC-200. The Company sponsored UCL’s research of AC-200 for a two year period from April 1999 to April 2001, in an aggregate amount of approximately $715,000, and we are obligated to pay UCL milestone payments relating to product candidates entering Phase III of clinical studies and the commercial launch of resulting products. Under this agreement, we potentially could pay aggregate milestone payments of up to approximately $1.9 million to UCL relating to the clinical and commercial progress of AC-200 products for the treatment of hyperphosphatemia. We also potentially may become obligated to pay UCL additional milestone payments relating to the treatment of other indications that we are not currently pursuing. We are also obligated to pay UCL royalties arising from the sales of AC-200 and any other products subject to the agreement calculated on net product sales through the term of the agreement, as well as a share of any third-party sublicense fees paid to the Company. This agreement terminates upon the expiration date of the last licensed patent that arises from the agreement, but either party may terminate earlier if the other party breaches the agreement.

7. Convertible Notes Payable/Series B Preferred Stock Warrants

In October and December 2003, the Company issued convertible promissory notes in the amount of $5,900,000. The notes were collateralized by substantially all of the Company’s tangible and intangible assets. Interest on these notes accrued at 8% per annum and was payable at time of maturity or conversion. The notes and accrued interest converted into 8,155,921 shares of Series B redeemable convertible preferred stock in April 2004 at $0.75 per share.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In connection with these notes, the Company issued to the holders of the notes warrants to purchase the subsequent round of preferred stock at $0.75 per share. Due to the issuance of Series B redeemable convertible preferred stock in April 2004, these warrants became warrants to purchase 1,573,330 shares of Series B redeemable convertible preferred stock exercisable at $0.75 per share. In accordance with the agreement, the number of shares under each warrant was determined by taking 20% of the note principal divided by the calculated exercise price. The warrants expire at the earlier of ten years from the date of issuance or at the time of a change in control or initial public offering by the Company. Using the Black-Scholes model, with a volatility of 100%, term of ten years and risk-free interest rate of 4.3%, the relative fair value of these warrants was determined to be approximately $1,582,000. The purchase price of the notes was allocated pro-rata to the notes and the warrants based on their relative fair values. The amount allocated to the warrants of $1,582,000 was recorded as a discount against the borrowing and was amortized to interest expense over the life of the debt. The amortization charge was $105,000, $1,477,000 and $0 for the years ended December 31, 2003, 2004 and 2005, respectively. As discussed in Note 3, in 2005 we reclassified the freestanding preferred stock warrants as a liability and began adjusting the warrants to fair value at each reporting period.

8. Employee Benefit Plan

The Company maintains a 401(k) retirement savings plan. Each participant may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $15,000 in 2006, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. The Company may make additional matching contributions on a discretionary basis on behalf of plan participants. To date, no matching contributions have been made by the Company.

9. General and Administrative Expense

The primary components of general and administrative expense for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2005 and 2006 are as follows (in thousands):

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Professional fees	$151	$720	$1,038	$435	$655
Employee compensation	476	569	964	482	816
Travel and entertainment	102	174	155	98	93
Rent	54	83	252	119	149
Other	168	242	586	269	541

Total	$951	$1,788	$2,995	$1,403	$2,254

10. Income Taxes

At December 31, 2005, the Company has federal and state net operating loss carryforwards of approximately $26,168,000 and $26,103,000, respectively, available to offset future regular and alternative minimum taxable income. At December 31, 2005, the Company has approximately $925,000 and $546,000, respectively of federal and state credits to offset future taxes payable. The operating loss carryforwards and federal credits will expire at various dates beginning in 2011 through 2025, if not utilized.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. If the Company should have an ownership change, as defined by the tax law, utilization of the carryforwards could be restricted.

Temporary differences which give rise to significant portions of deferred tax assets and liabilities as of December 31, 2004 and 2005 are as follows:

	2004	2005
Net operating loss carryforwards	$5,361,000	$10,420,000
Research and development tax credits	715,000	1,472,000
Intangibles	152,000	1,598,000
Depreciation	(45,000)	(73,000)
Accruals and other	29,000	53,000

	6,212,000	13,470,000
Less: Valuation allowance	(6,212,000)	(13,470,000)

Net deferred tax assets	$—	$—

Due to uncertainty surrounding the realization of the deferred tax assets in future tax returns, the Company has placed a 100% valuation allowance against its deferred tax assets. The valuation allowance increased $1,127,000, $2,616,000 and $7,258,000 during the years ended December 31, 2003, 2004 and 2005, respectively. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

11. Redeemable Convertible Preferred Stock

The authorized, issued, and outstanding shares of redeemable convertible preferred stock (“Preferred Stock”) are as follows:

As of December 31, 2004	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	June and September 2000	5,100,000	5,100,000	$5,100,000
Series A-1	December 2001 and March 2003	1,900,000	1,899,384	2,469,199
Series B	April 2004	25,200,000	21,048,874	54,727,072

		32,200,000	28,048,258	$62,296,271

As of December 31, 2005	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	June and September 2000	5,100,000	5,100,000	$5,100,000
Series A-1	December 2001 and March 2003	1,900,000	1,899,384	2,469,199
Series B	April 2004 and July 2005	25,200,000	21,148,874	54,987,073
Series C	December 2005	25,000,000	9,213,447	25,336,979

		57,200,000	37,361,705	$87,893,251

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

As of June 30, 2006 (unaudited):	Issuance Date	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
Series A	June and September 2000	5,100,000	5,100,000	$5,100,000
Series A-1	December 2001 and March 2003	1,900,000	1,899,384	2,469,199
Series B	April 2004 and July 2005	25,200,000	21,148,874	54,987,073
Series C	December 2005, February and June 2006	25,000,000	11,340,012	31,185,033

		57,200,000	39,488,270	$93,741,305

Noncumulative dividends are paid to the Series A, Series A-1, Series B and Series C Preferred Stockholders only if declared by the Board of Directors (the “Board”) and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.08 per share, $0.10 per share, $0.21 per share and $0.22 per share, respectively. No dividends have been declared to date.

In the event of any liquidation, dissolution, or winding up of the Company, the Series A, Series A-1, Series B and Series C Preferred Stockholders are entitled to receive a distribution of $1.00 per share, $1.30 per share, $2.60 per share and $2.75 per share, respectively, plus any dividends declared but unpaid before any distribution may be made to the common stockholders. The distribution rate per share may be adjusted as defined in the related agreement. A change in control or sale of substantially all of the assets of the Company is considered to be a liquidation event.

The Series A, Series A-1, Series B and Series C Preferred Stock may be converted into common stock at the option of each preferred stockholder at any time as defined in the related agreement. Each share of preferred stock will automatically convert to common stock immediately upon the closing of a qualified public offering in which the public offering price exceeds $5.00 per share and the aggregate proceeds raised exceeds $10,000,000. The conversion rate for the preferred stock is presently one share of common stock for each outstanding share of preferred stock. The conversion rate may be adjusted as defined in the related agreement.

The Series A, Series A-1, Series B and Series C Preferred Stockholders are entitled to one vote for each share of common stock into which such preferred stock could then be converted.

Under the terms of the Series A-1 Preferred Stock agreement certain holders of Series A-1 Preferred Stock were entitled to antidilution rights in the event of certain additional stock issuances, including the conversion of the convertible notes, at a price per share less than the conversion price in effect for the Series A-1 Preferred Stock. The antidilution provisions upon conversion of the convertible notes in 2004 were settled by the issuance of common stock for no additional consideration from the Series A-1 Preferred Stockholders. As a result of the conversion, a deemed dividend of 765,600 shares of common stock, valued at $253,000, was distributed to these holders of Series A-1 Preferred Stock in 2004.

12. Stockholders’ Deficit

Common Stock

Of the authorized 80,000,000 shares of common stock, 57,200,000 shares have been reserved for the conversion of Series A, Series A-1, Series B and Series C Preferred Stock, and 5,439,176 shares have been reserved for the issuance of stock options. The holders of the common stock are entitled to one vote per share.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

On April 14, 2000, the Company entered into a Sublicense Agreement to an Exclusive Patent License Agreement originally entered into on January 12, 2000 which provides the Company with certain patent and technology rights. In consideration for these sublicensed rights, the Company issued options to purchase 350,000 shares of common stock at $0.02 per share which vest based on the achievement of certain milestones. As of December 31, 2005 and June 30, 2006 (unaudited), options to purchase 50,000 shares of common stock had vested based on the achievement of such milestones, none of which have been exercised.

On May 1, 2001, the Company entered into an Exclusive Patent License Agreement, which provides the Company with certain patent and technology rights. In consideration for these rights, the Company agreed to issue up to 105,000 fully paid, nonassessable shares of common stock to the licensor based on certain milestones. The first milestone of 10,000 common shares was met upon the execution of the Agreement. As of December 31, 2005 and June 30, 2006 (unaudited), no other milestones have been met.

Stock Incentive Plans

The Company has reserved 5,439,176 shares of its common stock under the Amended and Restated 2000 Incentive Stock Plan (the “Amended Plan”). The Amended Plan provides for the issuance of incentive stock options, as defined in Section 422A of the Internal Revenue Code of 1996, nonstatutory stock options, and stock purchase rights to employees, directors, and consultants.

Under the Amended Plan, incentive stock options may be granted only to Company employees (including officers and directors) and shall be issued at an exercise price not less than 100% of the fair market value of the Company’s common stock at the grant date, as determined by the Company’s Board or by a committee of the Board appointed to administer the Amended Plan, except for incentive stock option grants to a stockholder that owns greater than 10% of the Company’s outstanding stock, in which case the exercise price per share is not less than 110% of the fair market value of the Company’s common stock at date of grant. Nonstatutory stock options may be granted to Company employees, members of the Board, and consultants at the exercise price determined by the Board or a committee appointed by the Board to administer the Amended Plan, provided that the exercise price shall be no less than 85% of the fair market value on the grant date. Options granted under the Amended Plan are exercisable no later than ten years from the date of grant except for incentive stock options granted to an optionee that owns more than 10% of the voting stock at the date of grant, in which case the option term shall be five years from the date of grant. At the time of the grant, the Company’s Board or committee appointed by the Board to administer the Amended Plan determines the exercise price and vesting schedules.

The Amended Plan allows for options to be immediately exercisable, subject to the Company’s right of repurchase for unvested shares at the original exercise price and for vested shares at the then-current fair value as determined by the Board.

Stock purchase rights may be issued either alone, in addition to, or in connection with other awards granted under the Amended Plan and/or cash awards made outside of the Amended Plan. The terms of the stock purchase right, including the number of common shares entitled to be purchased, the price to be paid, and the time within which the offer must be accepted, are determined by the Board or by a committee of the Board appointed to administer the Amended Plan. The common shares issued upon the exercise of a stock purchase right are considered restricted and are subject to repurchase by the Company at a price equal to the original price paid. The Company’s repurchase option expires at a rate determined by the Board or by a committee of the Board appointed to administer the Amended Plan.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Term (yrs)	Aggregate Intrinsic Value
Balances, December 31, 2002	1,089,044	$0.09
Options granted	345,000	0.15
Options cancelled	(240,000)	0.15

Balances, December 31, 2003	1,194,044	0.10
Options granted	659,116	0.29
Options exercised	(536,250)	0.19
Options cancelled	(95,044)	0.15

Balances, December 31, 2004	1,221,866	0.16
Options granted	1,810,380	0.34
Options exercised	(51,250)	0.33
Options cancelled	(20,000)	0.10

Balances, December 31, 2005	2,960,996	0.26
Options granted (unaudited)	1,083,708	1.21
Options exercised (unaudited)	(288,890)	0.28
Options cancelled (unaudited)	(6,646)	0.33

Balances, June 30, 2006 (unaudited)	3,749,168	$0.54	8.47	$3,229,132

Options vested and expected to vest at June 30, 2006 (unaudited)	3,598,193	$0.54	8.48	$3,108,318
Options vested at June 30, 2006 (unaudited)	892,784	$0.26	7.71	$1,015,426

The aggregate intrinsic value amounts disclosed in the above table have been computed based on the difference between the original exercise price of the options and the deemed fair value of the Company’s common stock, as estimated by management, of $1.40 (unaudited) at June 30, 2006. The total intrinsic value of options exercised during the six months ended June 30, 2006 was $303,000 (unaudited).

A summary of options outstanding, currently exercisable and vested at December 31, 2005, is as follows:

Exercise Price	Options Outstanding, Exercisable and vested			Options Outstanding and Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price
$0.02	95,000	4.32	$0.02	395,000	4.27	$0.02
0.10	30,000	5.85	0.10	30,000	5.85	0.10
0.15	257,811	7.68	0.15	393,333	7.72	0.15
0.33	301,329	8.74	0.33	1,261,493	9.14	0.33
0.35	8,750	9.55	0.35	881,170	9.85	0.35

	692,890	7.62	$0.21	2,960,996	8.48	$0.27

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A summary of options outstanding, currently exercisable and vested at June 30, 2006 (unaudited), is as follows:

Exercise Price	Options Outstanding, Exercisable and vested			Options Outstanding and Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price
$0.02	95,000	3.83	$0.02	395,000	3.77	$0.02
0.10	30,000	5.36	0.10	30,000	5.36	0.10
0.15	214,895	7.53	0.15	293,333	7.57	0.15
0.33	481,075	8.45	0.33	1,194,127	8.63	0.33
0.35	59,007	9.26	0.35	953,000	9.26	0.35
1.40	12,807	9.86	1.40	883,708	9.88	1.40

	892,784	7.71	$0.26	3,749,168	8.47	$0.54

Early Exercise of Employee Options

Stock options granted under the Company’s stock option plan provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 254,385 and 95,490 at December 31, 2004 and 2005, respectively, and 196,514 (unaudited) at June 30, 2006, were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25, the cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability.

As of December 31, 2005 a liability of $18,000 has been recorded in the accompanying balance sheet for the shares subject to repurchase. $9,000 of this amount is classified as a long term liability, and $9,000 has been classified as a short term liability. As of June 30, 2006, a liability of $56,000 (unaudited) has been recorded in the accompanying balance sheet for the shares subject to repurchase. $29,000 (unaudited) of this amount is classified as a long term liability and $27,000 (unaudited) has been classified as a short term liability.

Stock-Based Compensation Associated with Awards to Employees

The Company has determined that, for financial reporting purposes, the estimated value of its common stock was in excess of the exercise prices for certain option grants occurring in the year ended December 31, 2005. In preparation of the financial statements the Company has performed retrospective valuations of the value of the Company’s common stock based on a contemporaneous analysis with assistance from an independent valuation specialist performed in 2006. Management, in making these determinations, considered a variety of quantitative and qualitative factors, including (i) the fair market value of the stock of comparable publicly-traded companies; (ii) net present value of the Company’s projected earnings; (iii) third-party transactions involving the Company’s preferred stock; (iv) liquidation preferences of the Company’s preferred stock and the likelihood of conversion of the preferred stock; (v) changes in the Company’s business operations, financial condition and results of operations over time, including cash balances and burn-rate; (vi) the status of new product development and (vii) general financial market conditions.

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

In accordance with APB 25, the Company recorded deferred stock-based compensation for the difference between the exercise price of employee stock options and the estimated fair value of common stock at the date of grant. Deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the options vest or when the Company’s right to repurchase lapses, generally over four years. During the year ended December 31, 2005, the Company recorded deferred stock-based compensation related to these options of $637,000 and amortization of deferred stock-based compensation expense of $19,000 ($100,000 for the six months ended June 30, 2006, unaudited).

Information on employee stock options with an estimated fair value of the common stock in excess of the exercise price on the date of grant is summarized as follows:

Date of Issuance	Number of Options Granted	Exercise Price	Fair Value Estimate per Common Share	Intrinsic Value per Option Share	Intrinsic Value	Fair Value per Option Share
July 20, 2005	50,700	$0.35	$0.84	$0.49	$25,000	$0.55
September 30, 2005	291,000	$0.35	$1.00	$0.65	189,000	$0.71
December 1, 2005	223,700	$0.35	$1.14	$0.79	177,000	$0.86
December 17, 2005	300,770	$0.35	$1.17	$0.82	246,000	$0.89

Total					$637,000

Expense associated with options granted to nonemployees was $9,000, $7,000, $9,000 and $8,000 (unaudited) for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively. Valuation of options to nonemployees was estimated using the Black-Scholes option pricing model with the following assumptions: a contractual life of 6 to 10 years, a volatility of 100%, 100%, 70% and 70% (unaudited) for the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006, respectively, no dividend yield, and risk-free interest rate of 3.89%, 4.47%, 4.15% and 5.26% (unaudited) for the years ended December 31, 2003, 2004 and 2005 and the six months ended June 30, 2006, respectively.

Adoption of SFAS No. 123R (Unaudited)

The Company adopted SFAS No. 123R on January 1, 2006. Under SFAS No. 123R, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded healthcare companies. The expected term has been computed based upon the vesting term, cancellation history, historical exercises and contractual term of the options. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the grant date. The assumptions used to value options granted during the six months ended June 30, 2006 were as follows:

Six Months Ended June 30, 2006
(unaudited)
Dividend yield	0%
Annual risk free rate of return	5.06%
Expected volatility	70.8%
Expected term (years)	5.70

ACOLOGIX, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Employee stock-based compensation expense recognized in the six months ended June 30, 2006 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. During the six months ended June 30, 2006, the Company granted stock options to purchase an aggregate of 1,083,708 shares (unaudited) of common stock with an estimated weighted-average grant date fair value of $0.95 per share (unaudited).

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the six months ended June 30, 2006, was higher by $88,000 than if the Company had continued to account for stock-based compensation under APB 25. Basic and diluted net loss per share for the six months ended June 30, 2006 would have been lower by $0.01, than if the Company had not adopted SFAS 123R. At June 30, 2006, the Company had $0.9 million of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of approximately four years.

Stock-based compensation expense recorded under APB No. 25, SFAS No. 123R and EITF No. 96-18 related to options granted to employees and non-employees was allocated to research and development and general and administrative expense as follows (in thousands):

	December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Research and development	$9	$7	$28	$2	$93
General and administrative	—	—	—	—	103

Total stock-based compensation expense	$9	$7	$28	$2	$196

13. Subsequent Events

On July 13, 2006, the Board approved the Company’s 2006 Equity Incentive Plan and reserved 10,000,000 shares under this plan.

On August 16, 2006, the Board approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the Tokyo Stock Exchange Mothers Section listing fee.

Amount to be paid

SEC Registration Fee		$12,305
Tokyo Stock Exchange Mothers Section Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

Prior to completion of the offering, we intend to enter into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

(a) Since January 1, 2003, we have issued and sold the following unregistered securities:

1. From January 1, 2003 until June 30, 2006, we issued and sold to our employees, directors and consultants an aggregate of 876,390 shares of our common stock at prices ranging from $0.15 to $0.35 pursuant to stock option exercises for an aggregate purchase price of $198,622.

2. On March 14, 2003, we issued and sold to one accredited investor, as part of our Series A-1 preferred stock financing, 778,000 shares of our Series A-1 preferred stock at a purchase price of $1.30 per share for an aggregate purchase price of $1,011,400.

3. On May 22, 2003, we issued and sold to one accredited investor, as part of our Series A-1 preferred stock financing, 182,000 shares of our Series A-1 preferred stock at a purchase price of $1.30 per share for an aggregate purchase price of $236,600.

4. On October 31, 2003 we issued to six accredited investors warrants to purchase an aggregate of 1,039,997 shares of Series B preferred stock at an exercise price of $0.75 per share in connection with the sale and issuance of convertible promissory notes; and on December 12, 2003 we issued to one accredited investor a warrant to purchase 533,333 shares of Series B preferred stock at an exercise price of $0.75 per share in connection with the sale and issuance of a convertible promissory note.

5. On April 30, 2004, we issued to seven accredited investors, pursuant to the conversion of convertible promissory notes issued on October 31, 2003 and December 12, 2003, 8,155,921 shares of our Series B preferred stock for an aggregate converted principal amount of $5,900,000 and accrued interest thereon.

6. On April 30, 2004, we issued and sold to 24 accredited investors, as part of our Series B preferred stock financing, an aggregate of 12,892,953 shares of our Series B preferred stock at a purchase price of $2.60 per share for an aggregate purchase price of $33,521,678.

7. On April 30, 2004, we issued and sold to three accredited investors an aggregate of 765,600 shares of our common stock pursuant to an antidilution agreement entered into in November 2002.

8. On July 31, 2005, we issued and sold to one accredited investor 100,000 shares of our Series B preferred stock at a purchase price of $2.60 per share, in connection with a collaboration and license agreement.

9. On December 16, 2005, we issued and sold to 23 accredited investors, as part of our Series C preferred stock financing, an aggregate of 9,213,447 shares of our Series C preferred stock at a purchase price of $2.75 per share for an aggregate purchase price of $25,336,979. On February 14, 2006 we issued and sold to four accredited investors, as part of our Series C preferred stock financing, an aggregate of 1,636,369 shares of our Series C preferred stock at a purchase price of $2.75 per share for an aggregate purchase price of $4,500,015.

10. On June 29, 2006, we issued and sold to one accredited investor 490,196 shares of our Series C preferred stock at a purchase price of $5.10 per share for an aggregate purchase price of $2,500,000, in connection with a development and license agreement.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

(b) Since January 1, 2003, we have granted the following options to purchase common stock to employees, directors and consultants under our Amended and Restated 2000 Incentive Stock Plan:

1. From January 1, 2003 to June 30, 2006, we granted options to purchase an aggregate of 3,898,204 shares of our common stock to employees, directors and consultants under our Amended and Restated 2000 Incentive Stock Plan at exercise prices ranging from $0.15 to $1.40 per share for an aggregate exercise price of $2,163,268.34.

The foregoing grants, and our issuances of common stock upon exercise thereunder, if applicable, were exempt from registration under the Securities Act, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The sales and issuances of securities in the transactions described above were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with us, to information about us.

(c) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
**1.1	Form of Underwriting Agreement

*3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

*3.1.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates

*3.2	Bylaws of the Registrant, as currently in effect

*3.2.1	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates

**4.1	Form of the Registrant’s Common Stock Certificate

*4.2	Amended and Restated Investors’ Rights Agreement dated June 29, 2006

*4.3	Form of Series B Preferred Stock Purchase Warrant

**5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

*10.1	Amended and Restated 2000 Incentive Stock Plan and forms of agreement thereunder

*10.2	2006 Equity Incentive Plan and form of agreement thereunder

*10.3	Form of Director and Executive Officer Indemnification Agreement

*10.4	Form of Change of Control Agreement between the Registrant and its Vice President and Chief Financial Officer

*10.4.1	Form of Change of Control Agreement between the Registrant and its Chief Executive Officer

*10.5	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement between the Registrant and its executive officers

*10.6	Lease Agreement dated July 12, 2004 between the Registrant and Hayward Point Eden I Limited Partnership

*†10.7	Collaboration and License Agreement dated April 14, 1999 between the Registrant and University College London

*†10.8	Collaboration and License Agreement dated June 9, 2005 between the Registrant and Toray Industries, Inc.

Exhibit Number	Description

*†10.8.1	Amendment to Collaboration and License Agreement dated July 31, 2006 between the Registrant and Toray Industries, Inc.

*†10.9	Development and License Agreement dated June 9, 2006 between the Registrant and Toray Industries, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

**23.2	Consent of Counsel (Included in exhibit 5.1)

*24.1	Power of Attorney

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Acologix, Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Hayward, California on the 26th day of September, 2006.

ACOLOGIX, INC.

By:	/S/ YOSHINARI KUMAGAI
Yoshinari Kumagai President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ YOSHINARI KUMAGAI Yoshinari Kumagai	President, Chief Executive Officer and Director (Principal Executive Officer)	September 26, 2006

/S/ JOHN J. BUCKLEY John J. Buckley	Chief Financial Officer (Principal Financial and Accounting Officer)	September 26, 2006

* R. SCOTT GREER R. Scott Greer	Chairman of the Board of Directors	September 26, 2006

* DANIEL F. HOTH, M.D. Daniel F. Hoth, M.D.	Director	September 26, 2006

* HOWARD W. ROBIN Howard W. Robin	Director	September 26, 2006

* HATSUSHI SHIMIZU, PH.D. Hatsushi Shimizu, Ph.D.	Director	September 26, 2006

* TOM SMART Tom Smart	Director	September 26, 2006

* AKIHIRO WATANABE Akihiro Watanabe	Director	September 26, 2006

*By:	/S/ YOSHINARI KUMAGAI
Yoshinari Kumagai Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
**1.1	Form of Underwriting Agreement

*3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

*3.1.1	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates

*3.2	Bylaws of the Registrant, as currently in effect

*3.2.1	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates

**4.1	Form of the Registrant’s Common Stock Certificate

*4.2	Amended and Restated Investors’ Rights Agreement dated June 29, 2006

*4.3	Form of Series B Preferred Stock Purchase Warrant

**5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

*10.1	Amended and Restated 2000 Incentive Stock Plan and forms of agreement thereunder

*10.2	2006 Equity Incentive Plan and form of agreement thereunder

*10.3	Form of Director and Executive Officer Indemnification Agreement

*10.4	Form of Change of Control Agreement between the Registrant and its Vice President and Chief Financial Officer

*10.4.1	Form of Change of Control Agreement between the Registrant and its Chief Executive Officer

*10.5	Form of At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement between the Registrant and its executive officers

*10.6	Lease Agreement dated July 12, 2004 between the Registrant and Hayward Point Eden I Limited Partnership

*†10.7	Collaboration and License Agreement dated April 14, 1999 between the Registrant and University College London

*†10.8	Collaboration and License Agreement dated June 9, 2005 between the Registrant and Toray Industries, Inc.

*†10.8.1	Amendment to Collaboration and License Agreement dated July 31, 2006 between the Registrant and Toray Industries, Inc.

*†10.9	Development and License Agreement dated June 9, 2006 between the Registrant and Toray Industries, Inc.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

**23.2	Consent of Counsel (Included in exhibit 5.1)

*24.1	Power of Attorney

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.